SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 25, 2022

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, January 25, 2022 regarding “Fourth quarter and full-year report 2021”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: January 25, 2022

Fourth quarter and full-year report 2021

Stockholm, Jan 25, 2022

Fourth quarter highlights

•  Group organic sales grew by 2% YoY. Sales in Mainland China declined by SEK -1.8 b. (-3 percentage points), meaning that excluding Mainland China organic sales growth was 5%. Reported sales were SEK 71.3 (69.6) b.

• Gross margin improved in all segments to 43.5% (40.6%) excluding restructuring charges. Reported gross margin was 43.2% (40.6%).

• EBIT excluding restructuring charges improved to SEK 12.3 b. (17.3% EBIT margin) from SEK 11.0 b. (15.8% EBIT margin) YoY. Reported EBIT was SEK 11.9 (11.0) b.

• Networks organic sales increased by 3%, despite significant market share loss in Mainland China. EBIT margin excluding restructuring charges was 23.6% (21.5%).

• Digital Services organic sales were flat and EBIT excluding restructuring charges was SEK 0.4 (0.5) b.

• Reported net income was SEK 10.1 (7.2) b. EPS diluted was SEK 3.02 (2.26).

Full-year highlights

•  Group organic sales grew by 4%, with an increase in Networks sales of 7%. Reported sales were stable at SEK 232.3 b. The loss of market share in Mainland China impacted sales by SEK -7.7 b. and the growth rate by -3 percentage points, meaning that excluding Mainland China organic sales growth was 8%.

• Gross margin excl. restructuring charges was 43.5% (40.6%), driven primarily by strengthened operational leverage in Networks.

• EBIT margin excluding restructuring charges improved to 13.9% (12.5%), reaching the 2022 group target already in 2021.

• Reported net income was SEK 23.0 (17.6) b. EPS diluted was SEK 6.81 (5.26).

• Free cash flow before M&A amounted to SEK 32.1 (22.3) b. Net cash was SEK 65.8 (41.9) b. on December 31, 2021.

• The Board of Directors will propose a dividend for 2021 of SEK 2.50 (2.00) per share to the AGM.

SEK b.	Q4 2021	Q4 2020	YoY change	Q3 2021	QoQ change	Jan-Dec 2021	Jan-Dec 2020	YoY change
Net sales	71.3	69.6	3%	56.3	27%	232.3	232.4	0%
Sales growth adj. for comparable units and currency ¹	—	—	2%	—	—	—	—	4%
Gross margin ¹	43.2%	40.6%	—	44.0%	—	43.4%	40.3%	—
EBIT	11.9	11.0	8%	8.8	34%	31.8	27.8	14%
EBIT margin ¹	16.6%	15.8%	—	15.7%	—	13.7%	12.0%	—
Net income	10.1	7.2	41%	5.8	76%	23.0	17.6	30%
EPS diluted, SEK	3.02	2.26	34%	1.73	75%	6.81	5.26	29%

Measures excl. restructuring charges ¹
Gross margin excluding restructuring charges	43.5%	40.6%	—	44.0%	—	43.5%	40.6%	—
EBIT excluding restructuring charges	12.3	11.0	12%	8.8	39%	32.3	29.1	11%
EBIT margin excluding restructuring charges	17.3%	15.8%	—	15.7%	—	13.9%	12.5%	—
Free cash flow before M &A	13.5	12.8	6%	13.0	4%	32.1	22.3	44%
Net cash, end of period	65.8	41.9	57%	55.7	18%	65.8	41.9	57%

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

1	Ericsson | Fourth quarter and full-year report 2021

CEO comments

Our strategy to invest in technology leadership and grow market share in our core business underpinned a robust financial performance in 2021 and ensured a good Q4 for Ericsson overall. Our commitment to pursue value from growth in wireless enterprise took a significant step forward with the announcement of our ambition to acquire Vonage, which will give us the foundation to develop a Global Network Platform to drive innovation on top of the 5G networks. This adds to already strong progress in 2021 in our organic enterprise portfolio - Dedicated Networks and IoT - and follows the successful integration of Cradlepoint. With a full-year EBIT margin2 of 13.9%, we reached our 2022 target one year early, while absorbing significantly increased investments in R&D, Enterprise, cybersecurity and compliance. Fourth quarter organic sales1 grew by 2%, gross margin2 improved to 43.5% (40.6%), the EBIT margin2 reached 17.3% (15.8%) and free cash flow before M&A amounted to SEK 13.5 (12.8) b.

Networks sales1 grew organically by 3% in Q4, despite considerably lower volumes in Mainland China. Gross margin2 improved to 46.4% (43.5%). The 2021 financial performance and continued market share gains outside of Mainland China are underpinned by our investments in technology leadership. We have so far been able to mitigate the inflationary pressure by continuously evolving our product portfolio. We strengthened our industry-leading portfolio during the year with ultra-light, energy-efficient Massive MIMO radios for enhanced network performance and our new Cloud RAN portfolio for 5G mid band.

In Q4, Digital Services organic sales1 were stable YoY. Excluding sales in Mainland China, where we had considerably lower volumes, sales1 increased by 3% YoY in the fourth quarter. Fourth quarter gross margin2 improved to 43.4% (41.0%) with a positive EBIT2 of SEK 0.4 b. During 2021 we continued to invest in R&D, particularly for the cloud native offerings and our portfolio is now substantially transformed compared with a few years ago. We will continue to increase investments in our 5G portfolio, including in our orchestration offerings, to further strengthen our long-term competitiveness and position us in an open world for future standards and technologies. We expect profitability to gradually improve and over time exceed our original EBIT margin2 target of
10–12%.

Managed Services delivered a gross margin2 of 18.9% (17.7%) in Q4. For the full year of 2021 organic sales1 declined by -6% as new deals did not offset lower customer demand, contract rescoping and planned exits. To grow profits, we will accelerate the ongoing transformation towards a more software-driven offering with higher margin potential.

Emerging Business and Other delivered an improved gross margin2 of 35.2% (33.8%) in Q4. For full-year 2021, gross margin2 improved to 37.3% (28.0%), where Cradlepoint’s performance is the main contributor. We are seeing increasing momentum for our 5G portfolio in Dedicated Networks and Cradlepoint.

IPR revenues amounted to SEK 2.4 (2.6) b., including a new smaller agreement with retroactive impact. With our strong position in 5G and leading, broad patent portfolio we believe we are well positioned to conclude pending and future patent license renewals. Ericsson’s IPR licensing revenues continue to be affected by several expiring patent license agreements pending renewal and 5G license negotiations. This will lead to estimated revenues from IPR licensing of SEK 1.0-1.5 b. in Q1, unless renewals are signed in the first quarter. The actual financial impact will depend on the timing as well as terms and conditions of new agreements.

In October, we received correspondence from the Department of Justice that we had breached our obligations under the Deferred Prosecution Agreement by failing to provide certain documents and factual information. At this point in time, we cannot provide further information or predict the outcome. We continue to invest in improving our Ethics and Compliance program in accordance with our strategy and objectives. We are firmly committed to continuously develop and improve in the years to come to ensure a sustainable compliance program.

Free cash flow before M&A was SEK 32.1 (22.3) b. for full-year 2021, the highest in Ericsson’s history, further strengthening the net cash position to SEK 65.8 (41.9) b. During the last few years, our strategy has been to increase the flexibility of our business and reduce the capital tied up in the business. Consequently, we are now able to operate the Company with less capital than in the past. The Board will propose a dividend of SEK 2.50 (2.00) per share to the AGM, underlining the confidence in Ericsson’s business going forward.

Based on current business momentum, we expect fundamentals to remain strong in our core mobile infrastructure business during 2022. We will continue to increase investments in R&D to sustain our technology leadership and strengthen our competitive position to take advantage of the rollout of 5G networks. At the same time, we will continue our efforts to expand our presence in the enterprise market. Over time, we expect the enterprise segment to provide higher growth and profitability than our mobile infrastructure business. The Group EBIT target2 for 2022 of 12-14% remains, excluding the Vonage-related segment. With the different business mix compared to when we set the 2022 target back in 2018, the target becomes less relevant, and our key focus is therefore now to accelerate the pace towards reaching our long-term target of EBITA margin2 of 15-18%. After delivering an EBITA margin2 of 14.6% in 2021, our ambition is to reach the long-term target no later than in 2-3 years. At that time, we will have a higher growth profile as a company.

2021 was a successful year for Ericsson and I want to take this opportunity to thank all my colleagues who relentlessly delivered on customer commitments while navigating through supply chain challenges and a raging pandemic. I am proud to be part of this team!

Stay healthy and well.

Börje Ekholm

President and CEO

[1]	Sales adjusted for comparable units and currency
[2]	Excluding restructuring charges

2	Ericsson | Fourth quarter and full-year report 2021	CEO comments

Financial highlights

Net sales development

SEK b.	Q4 2021	Q4 2020	YoY change	YoY adj.¹	Q3 2021	QoQ change	Jan-Dec 2021	Jan-Dec 2020	YoY change	YoY adj.¹
Networks	51.1	49.4	4%	3%	40.6	26%	167.8	166.0	1%	7%
Digital Services	12.7	12.7	1%	0%	8.6	48%	36.2	37.3	-3%	1%
Managed Services	5.4	5.8	-8%	-8%	5.0	6%	20.4	22.6	-10%	-6%
Emerging Business and Other	2.1	1.7	23%	16%	2.0	7%	7.9	6.5	22%	11%

Total	71.3	69.6	3%	2%	56.3	27%	232.3	232.4	0%	4%

[1]	Sales growth adjusted for comparable units and currency. Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Fourth quarter comments

Group reported sales increased by 3% YoY to SEK 71.3 b. Sales adjusted for comparable units and currency grew by 2%, driven primarily by 5G deployments in market areas North America and Europe and Latin America as well as by growth in Digital Services in Middle East and Africa. Sales in Mainland China in Networks and Digital Services declined by SEK -1.8 b., impacting the growth rate adjusted for comparable units and currency by -3 percentage points.

IPR licensing revenues decreased to SEK 2.4 (2.6) b. Revenues in the quarter were negatively impacted by an expired contract with a licensee exiting the market and by currency, and positively by retroactive revenues for unlicensed periods from a smaller patent license agreement signed in the quarter.

Networks sales adjusted for comparable units and currency increased by 3% driven primarily by sales growth in North America and Europe and Latin America. The loss of market share in Mainland China impacted the growth rate adjusted for comparable units and currency by -3 percentage points. Networks accounted for 72% (71%) of Group sales.

Digital Services sales adjusted for comparable units and currency were stable YoY. Sales growth in Middle East and Africa and in South East Asia, India and Oceania was to a large extent offset by lower sales in North East Asia driven by loss of market share in Mainland China, which impacted the growth rate adjusted for comparable units and currency by -3 percentage points. Digital Services accounted for 18% (18%) of Group sales.

Managed Services sales adjusted for comparable units and currency decreased by -8%, mainly due to lower customer demand and contract rescoping. Managed Services accounted for 7% (8%) of Group sales.

Emerging Business and Other sales adjusted for comparable units and currency increased by 16%, driven by Cradlepoint and iconectiv. Emerging Business and Other accounted for 3% (2%) of Group sales.

Sequentially, Group reported sales increased by 27% with growth across all market areas and segments.

Full-year comments

Reported sales were stable at SEK 232.3 (232.4) b. Sales in Mainland China declined by SEK -7.7 b., impacting Group growth rate adjusted for comparable units and currency by -3 percentage points.

Networks sales increased by SEK 1.9 b. or 1% to SEK 167.8 b., with a negative impact of SEK -6.4 b. from reduced market share in Mainland China. Digital Services sales decreased by SEK -1.2 b. or -3% to SEK 36.2 b., with an impact of SEK -1.3 b. due to the reduced market share in Mainland China. Managed Services sales decreased by SEK -2.2 b. or -10% to SEK 20.4 b. Emerging Business and other sales increased by SEK 1.5 b. or 22%, driven mainly by Cradlepoint. Sales adjusted for comparable units and currency increased by 4%.

IPR licensing revenues declined to SEK 8.1 (10.0) b. mainly due to lower volumes with one licensee.

Networks sales adjusted for comparable units and currency increased by 7%. Sales growth was driven primarily by North America, Europe and Latin America. Networks accounted for 72% (71%) of Group sales.

Digital Services sales adjusted for comparable units and currency increased by 1%. Sales increased in Europe and Latin America and in Middle East and Africa. Digital Services accounted for 16% (16%) of Group sales.

Managed Services sales adjusted for comparable units and currency declined by -6%, mainly due to reduced variable sales in a large contract in North America, post the merger between two operators. Contract rescoping and planned exits also contributed to the sales decline. Managed Services accounted for 9% (10%) of Group sales.

Emerging Business and Other sales adjusted for comparable units and currency grew by 11% with improvements in Emerging Businesses. Emerging Business and Other accounted for 3% (3%) of Group sales.

In the market area dimension, sales growth was driven by North America and Europe and Latin America.

The sales mix by commodity was: hardware 46% (41%), software 20% (22%) and services 34% (37%).

3	Ericsson | Fourth quarter and full-year report 2021	Financial highlights

Income and margin development

SEK b.	Q4 2021	Q4 2020	YoY change	Q3 2021	QoQ change	Jan-Dec 2021	Jan-Dec 2020	YoY change
Net sales	71.3	69.6	3%	56.3	27%	232.3	232.4	0%
Gross income	30.8	28.3	9%	24.8	24%	100.7	93.7	7%
Gross margin	43.2%	40.6%	—	44.0%	—	43.4%	40.3%	—
Research and development (R&D) expenses	-11.9	-10.4	—	-10.2	—	-42.1	-39.7	—
Selling and administrative expenses	-7.6	-7.4	—	-6.2	—	-27.0	-26.7	—
Impairment losses on trade receivables	0.1	0.3	-63%	0.0	—	0.0	0.1	-134%
Other operating income and expenses	0.4	0.4	12%	0.5	-14%	0.4	0.7	-45%
Share in earnings of JV and associated companies	0.0	-0.1	—	-0.1	—	-0.3	-0.3	—
EBIT	11.9	11.0	8%	8.8	34%	31.8	27.8	14%
of which Networks	11.8	10.6	11%	9.6	22%	37.3	30.9	21%
of which Digital Services	0.3	0.5	-39%	-0.8	—	-3.6	-2.2	—
of which Managed Services	0.4	0.4	-12%	0.4	-9%	1.5	1.6	-6%
of which Emerging Business & Other	-0.6	-0.5	—	-0.4	—	-3.4	-2.4	—
EBIT margin	16.6%	15.8%	—	15.7%	—	13.7%	12.0%	—
Financial income and expenses, net	-0.9	-0.1	—	-0.6	—	-2.5	-0.6	—
Income tax	-0.8	-3.7	—	-2.5	—	-6.3	-9.6	—
Net income	10.1	7.2	41%	5.8	76%	23.0	17.6	30%
Restructuring charges	-0.5	0.0	—	0.0	—	-0.5	-1.3	—

Measures excl. restr. charges and other item saffecting comparability
Gross margin excluding restructuring charges	43.5%	40.6%	—	44.0%	—	43.5%	40.6%	—
EBIT margin excluding restructuring charges	17.3%	15.8%	—	15.7%	—	13.9%	12.5%	—
EBITA excluding restructuring charges	12.8	11.3	13%	9.3	37%	33.8	30.3	11%
EBITA margin excluding restructuring charges	17.9%	16.2%	—	16.5%	—	14.6%	13.1%	—

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Fourth quarter comments

Gross margin

Reported gross margin was 43.2% (40.6%). Gross margin excluding restructuring charges improved to 43.5% (40.6%) with margin improvements in all segments. The increase in Networks gross margin was a result of continued strong operational leverage and a higher share of product sales. In Digital Services an increased share of software sales, in line with the strategy, supported the higher margin. Managed Services gross margin improved mainly as an effect of efficiency gains.

Sequentially, reported gross margin decreased to 43.2% from 44.0%. Gross margin in Q3 was positively impacted by a high share of licensing revenues in the sales mix.

Research and development (R&D) expenses

R&D expenses amounted to SEK -11.9 (-10.4) b. R&D expenses grew in segment Networks from increased investments in the 5G portfolio, in Digital Services due to increased investments in the cloud native 5G Core portfolio and in Emerging Business and Other as a result of the acquired Cradlepoint business and increased investments to expand the portfolio.

Selling and administrative (SG&A) expenses

SG&A expenses were SEK -7.6 (-7.4) b. Selling expenses increased through investments to expand the sales force in the acquired Cradlepoint business.

Revaluation of customer financing was SEK 0.1 (0.0) b.

Impairment losses on trade receivables

Reversal of impairment losses on trade receivables was SEK 0.1 (0.3) b.

Other operating income and expenses

Other operating income and expenses was SEK 0.4 (0.4) b. The quarter was positively impacted by a data center divestment, while Q4 2020 was impacted by a provision release related to reduced expected costs for the compliance monitor.

Share in earnings of JVs and associated companies was SEK 0.0 (-0.1) b.

Restructuring charges

Restructuring charges amounted to SEK -0.5 (0.0) b. in the quarter, related mainly to headcount reductions in Mainland China to adjust for the lower volumes.

EBIT

Reported EBIT improved to SEK 11.9 (11.0) b. EBIT excluding restructuring charges was SEK 12.3 (11.0) b. corresponding to an operating margin of 17.3% (15.8%). The improvement was driven mainly by improved gross income in Networks.

Sequentially, reported EBIT increased to SEK 11.9 b. from SEK 8.8 b. EBIT excluding restructuring charges increased to SEK 12.3 b. from SEK 8.8 b. The increase in EBIT was driven by Networks and Digital Services.

EBITA

EBITA improved to SEK 12.3 (11.3) b. EBITA excluding restructuring charges increased to SEK 12.8 (11.3) b., corresponding to an EBITA margin excluding restructuring charges of 17.9% (16.2%).

Financial income and expenses, net

Reported financial net was SEK -0.9 (-0.1) b. The strengthened USD to SEK resulted in a negative currency hedge effect of SEK -0.3 (0.6) b.

Sequentially, financial net decreased by SEK -0.3 b. to SEK -0.9 b. mainly due to negative currency revaluation effects. The currency hedge effect was SEK -0.3 b. in the quarter, the same level as in the third quarter. The USD strengthened against the SEK between September 30, 2021 (SEK/USD rate 8.80) and December 31, 2021 (SEK/USD rate 9.05).

Taxes

Taxes were SEK -0.8 (-3.7) b. Taxes were positively impacted by SEK 1.0 b. as a result of utilization of previously impaired withholding tax assets in Sweden.

4	Ericsson | Fourth quarter and full-year report 2021	Financial highlights

Net income

Net income improved to SEK 10.1 (7.2) b. and EPS diluted improved to SEK 3.02 (2.26) driven by lower reported taxes and improved EBIT.

Employees

The number of employees on December 31, 2021, was 101,322 compared with 102,203 on September 30, 2021. The decrease is mainly due to headcount reductions in Mainland China

Full-year comments

Gross margin

Reported gross margin increased to 43.4% (40.3%). Gross margin excluding restructuring charges improved to 43.5% (40.6%) driven primarily by strengthened operational leverage in Networks.

Research and development (R&D) expenses

R&D expenses increased to SEK -42.1 (-39.7) b. R&D expenses increased in Networks and Digital Services due to increased investments in the segments’ 5G portfolios and in Emerging Business and Other as a result of the acquired Cradlepoint business.

Selling and administrative (SG&A) expenses

SG&A expenses increased to SEK -27.0 (-26.7) b. Selling expenses increased through investments in expanding the sales force in the acquired Cradlepoint business.

Revaluation of customer financing was SEK 0.4 (-0.3) b.

Impairment losses on trade receivables

Reversal of impairment losses on trade receivables was SEK 0.0 (0.1) b.

Other operating income and expenses

Other operating income and expenses was SEK 0.4 (0.7) b.

Share in earnings of JVs and associated companies was SEK -0.3 (-0.3) b.

Restructuring charges

Restructuring charges decreased to SEK -0.5 (-1.3) b. Restructuring charges in 2021 were mainly related to Mainland China.

EBIT

Reported EBIT improved to SEK 31.8 (27.8) b. EBIT excluding restructuring charges improved to SEK 32.3 (29.1) b. with an EBIT margin excluding restructuring charges of 13.9% (12.5%). The improvement was driven by improved gross income in segment Networks.

EBITA

EBITA improved to SEK 33.3 (29.0) b. EBITA excluding restructuring charges increased to SEK 33.8 (30.3) b. corresponding to an EBITA margin excluding restructuring charges of 14.6% (13.1%).

Financial income and expenses, net

Financial net declined to SEK -2.5 (-0.6) b., mainly due to impact from the currency hedge. The currency hedge effect impacted financial net by SEK -0.8 (1.0) b. The USD strengthened against the SEK between December 31, 2020 (SEK/USD rate 8.19) and December 31, 2021 (SEK/USD rate 9.05).

Taxes

Taxes were SEK -6.3 (-9.6) b. positively impacted by utilization of impaired withholding tax assets in Sweden. The effective tax rate in 2021 was 21%, while the effective 2020 tax rate was approximately 35%. Effective tax rate excluding utilization of impaired withholding tax assets in Sweden would have been 25%.

Net income

Net income improved to SEK 23.0 (17.6) b. driven by improved EBIT and lower reported taxes. EPS diluted was SEK 6.81 (5.26) and Adjusted EPS was SEK 7.26 (5.83).

Employees

The number of employees on December 31, 2021, was 101,322, a total increase of 498 employees compared with December 31, 2020. The increase is mainly to be found in Research and Development, which increased by 1,210 employees.

5	Ericsson | Fourth quarter and full-year report 2021	Financial highlights

Market area sales

SEK b.	Q4 2021	Q4 2020	YoY change	YoY adj.¹	Q3 2021	QoQ change	Jan-Dec 2021	YoY change
South East Asia, Oceania and India	8.6	9.7	-12%	-13%	6.5	33%	28.8	-4%
North East Asia	9.8	12.8	-23%	-22%	5.7	72%	29.1	-13%
North America	22.3	19.1	17%	15%	20.2	10%	77.5	5%
Europe and Latin America	19.2	17.1	12%	12%	14.4	34%	60.3	8%
Middle East and Africa	6.9	6.5	7%	5%	5.0	39%	20.8	-11%
Other²	4.5	4.3	4%	—	4.6	-3%	15.9	-2%

Total	71.3	69.6	3%	2%	56.3	27%	232.3	0%

[1]	Sales growth adjusted for comparable units and currency.
[2]	“Other” includes primarily IPR licensing revenues and the major part of segment Emerging Business and Other Sales breakdown by market area by segment is available at the end of this report.

Fourth quarter comments

•	Continued strong growth in North America and in Europe and Latin America.

•	Market share loss in Mainland China impacted growth rate by -3 percentage points.

•	YoY sales growth in the African markets.

South East Asia, Oceania and India

Currency adjusted sales decreased by -13% YoY. Networks sales declined due to an exceptionally strong Q4 2020 and timing of orders in 2021. Sales increased in Digital Services as a result of timing of orders and project milestones, accelerated operator investments and market share gains in Australia and New Zealand. Reported sales decreased by -12%.

North East Asia

Currency adjusted sales declined by -22% YoY. Sales declined in Networks and Digital Services as a result of market share loss in Mainland China. Sales in other parts of the market area declined given the accelerated 5G deployments made in earlier quarters. Reported sales declined by -23%.

North America

Currency adjusted sales increased by 15% YoY driven by strong demand for 5G solutions in Networks. Reported sales increased by 17%.

Europe and Latin America

Currency adjusted growth was 12% YoY with 11% growth in Europe and 17% in Latin America. Sales in both Networks and Digital Services continued to grow as a result of market share gains, while sales decreased in Managed Services YoY due to rescoping of contracts. Reported sales increased by 12%.

Middle East and Africa

Currency adjusted sales increased by 5% YoY. Sales declined in Networks due to timing of 5G investments in the Middle East and was compensated by growth in African markets. Digital Services grew due to strong software upgrades in the African markets. Managed Services sales declined due to contractual renegotiations. Reported sales increased by 7%.

Other

IPR licensing revenues decreased to SEK 2.4 (2.6) b. Revenues in the quarter were negatively impacted by an expired contract with a licensee exiting the market and by currency and positively impacted by revenues for unlicensed periods from a patent license agreement signed in the quarter.

Full-year comments

South East Asia, Oceania and India

Currency adjusted sales declined by -1% YoY. Networks sales declined marginally due to timing of orders and project milestones, while Digital Services sales were stable. Sales in Managed Services grew as a result of a new contract signed in 2020 and timing of variable sales. Reported sales decreased by -4%.

North East Asia

Currency adjusted sales declined by -8% YoY. Sales declined in Networks and Digital Services due to market share loss in Mainland China. Markets outside of Mainland China grew by 19% mainly through acceleration of 5G deployments. Reported sales declined by -13%.

North America

Currency adjusted sales increased by 12% driven primarily by Networks 5G deployments, and by growth in 5G Core and cloud native solutions. Managed Services sales decreased after the merger between two operators. Reported sales increased by 5%.

Europe and Latin America

Currency adjusted growth was 12% YoY with 11% growth in Europe and 19% in Latin America. Sales in both Networks and Digital Services continued to grow as a result of market share gains, while sales decreased in Managed Services YoY due to earlier decisions on contract exits and rescoping of contracts. Reported sales increased by 8%.

Middle East and Africa

Currency adjusted sales declined by -7% YoY. Sales decreased in Networks primarily due to timing of 5G investments. Continued growth in Africa and strong software upgrades contributed to growth in Digital Services. Managed Services sales decreased due to contractual renegotiations in certain markets. Reported sales declined by -11%.

Other

IPR licensing revenues declined to SEK 8.1 (10.0) b. mainly due to lower volumes with one licensee.

6	Ericsson | Fourth quarter and full-year report 2021	Market area sales

Segment results

Segment Networks

SEK b.	Q4 2021	Q4 2020	YoY change	Q3 2021	QoQ change	Jan-Dec 2021	Jan-Dec 2020	YoY change
Net sales	51.1	49.4	4%	40.6	26%	167.8	166.0	1%
Of which IPR licensing revenues	1.9	2.1	-7%	2.1	-9%	6.7	8.2	-18%
Sales growth adj. for comparable units and FX	—	—	3%	—	—	—	—	7%
Gross income	23.6	21.4	10%	19.4	22%	78.9	72.4	9%
Gross margin	46.3%	43.4%	—	47.8%	—	47.0%	43.6%	—
EBIT	11.8	10.6	11%	9.6	22%	37.3	30.9	21%
EBIT margin	23.0%	21.5%	—	23.7%	—	22.2%	18.6%	—
Restructuring charges	-0.3	0.0	—	0.0	—	-0.3	-0.7	—
Measures excl. restructuring charges
Gross margin excl. restructuring charges	46.4%	43.5%	—	47.8%	—	47.0%	43.8%	—
EBIT excl. restructuring charges	12.0	10.6	13%	9.6	25%	37.5	31.6	19%
EBIT margin excl. restructuring charges	23.6%	21.5%	—	23.7%	—	22.4%	19.0%	—

Breakdown of sales into products, services and IPR licensing is available in the back-end tables.

Fourth quarter comments

•	Sales adjusted for comparable units and currency grew 3%.

•	Double-digit growth in North America and Europe and Latin America.

•	EBIT margin excl. restructuring charges at 23.6% driven by operational leverage.

Net sales

Sales adjusted for comparable units and currency grew by 3%, with double-digit growth in North America and in Europe and Latin America. Sales declined by SEK -1.5 b. YoY in Mainland China, impacting the growth rate adjusted for comparable units and currency by -3 percentage points. Reported sales increased by 4%. Growth was driven mainly by product sales with a lower share of services in the sales mix.

Sales increased by 26% sequentially, driven by high 5G demand. The global supply situation is challenging but through continued investment to secure supply chain resilience, supply disturbances were limited during the quarter. While all market areas reported growth QoQ, the increase in sales was primarily driven by market areas Europe and Latin America and North East Asia.

Gross margin

Reported gross margin increased to 46.3% (43.4%) mainly as a result of operational leverage.

Sequentially, reported gross margin decreased to 46.3% from 47.8%, impacted by investments to secure supply chain resilience. Q3 was positively impacted by a higher share of licensing revenues in the sales mix.

EBIT

Reported EBIT increased to SEK 11.8 (10.6) b. with an increase in EBIT margin to 23.0% (21.5%). EBIT excluding restructuring charges improved to SEK 12.0 (10.6) b. with an EBIT margin of 23.6% (21.5%). The increase was primarily driven by the improved gross income.

Operating expenses increased by SEK -1.0 b. to SEK -11.9 b. mainly due to investments in the 5G portfolio.

Sequentially, reported EBIT increased by SEK 2.1 b. underpinned by seasonally higher sales.

Full-year comments

Net sales

Reported sales increased by 1% in 2021 to SEK 167.8 (166.0) b. Growth was driven primarily by increased product sales as a result of continued market share gains. Sales adjusted for comparable units and currency increased by 7%. Sales growth was underpinned by increased sales in North America and in Europe and Latin America as well as in some North East Asian markets. Sales declined by SEK -6.4 b. YoY in Mainland China, impacting the growth rate adjusted for comparable units and currency by -4 percentage points.

Gross margin

Reported gross margin increased to 47.0% (43.6%), as a result of continued strengthening of operational leverage and a higher share of product revenues in the sales mix.

EBIT

Reported EBIT increased to SEK 37.3 (30.9) b. with an increase in EBIT margin to 22.2% (18.6%). EBIT excluding restructuring charges improved to SEK 37.5 (31.6) b. with an EBIT margin of 22.4% (19.0%) driven by sales growth and improved gross margin.

Operating expenses remained stable at SEK -41.9 b. R&D investments in the 5G portfolio increased during the year, while selling and administrative expenses decreased.

7	Ericsson | Fourth quarter and full-year report 2021	Segment results

Segment Digital Services

SEK b.	Q4 2021	Q4 2020	YoY change	Q3 2021	QoQ change	Jan-Dec 2021	Jan-Dec 2020	YoY change
Net sales	12.7	12.7	1%	8.6	48%	36.2	37.3	-3%
Of which IPR licensing revenues	0.4	0.5	-8%	0.5	-9%	1.5	1.8	-18%
Sales growth adj. for comparable units and FX	—	—	0%	—	—	—	—	1%
Gross income	5.5	5.2	5%	3.6	50%	15.1	15.6	-3%
Gross margin	42.8%	40.9%	—	42.2%	—	41.7%	41.9%	—
EBIT (loss)	0.3	0.5	-39%	-0.8	—	-3.6	-2.2	—
EBIT margin	2.4%	3.9%	—	-9.5%	—	-10.0%	-5.9%	—
Restructuring charges	-0.1	0.0	—	0.0	—	-0.1	0.0	—
Measures excl. restructuring charges
Gross margin excl. restructuring charges	43.4%	41.0%	—	42.3%	—	42.0%	42.0%	—
EBIT (loss) excl. restructuring charges	0.4	0.5	-14%	-0.8	—	-3.5	-2.2	—
EBIT margin excl. restructuring charges	3.3%	3.8%	—	-9.5%	—	-9.6%	-5.9%	—

Breakdown of sales into products, services and IPR licensing is available in the back-end tables.

Fourth quarter comments

•  Sales adjusted for comparable units and currency were flat, despite a SEK -0.4 b. impact from Mainland China.

•  Cloud native 5G Core revenues grew in the quarter.

•  Reported gross margin improved to 42.8% (40.9%) supported by a higher share of software sales.

Net sales

Sales adjusted for comparable units and currency were stable, with growth primarily in Middle East and Africa and in South East Asia, Oceania and India. Sales in Mainland China decreased by SEK -0.4 b. YoY, impacting the growth rate adjusted for comparable units and currency by -3 percentage points. Reported sales increased by 1%.

Sequentially, reported sales grew by 48%, driven by revenues from 5G core, OSS and BSS. All market areas reported double-digit growth, following normal seasonality. In line with customers going live, the cloud native 5G Core revenues grew in the quarter.

Gross margin

Reported gross margin increased to 42.8% (40.9%), supported by a higher share of software sales.

Sequentially gross margin excluding restructuring charges increased to 43.4% from 42.3% as a result of a seasonally higher share of software sales.

EBIT

Reported EBIT was SEK 0.3 (0.5) b. with an EBIT margin of 2.4% (3.9%). EBIT excluding restructuring charges was SEK 0.4 (0.5) b. with an EBIT margin of 3.3% (3.8%). The BSS business improved its profitability YoY and contributed positively to EBIT.

Operating expenses increased by SEK -0.5 b. to SEK -5.2 b. as a result of increased R&D investments in the cloud native 5G product portfolio.

Sequentially, reported EBIT increased by SEK 1.1 b. supported by seasonally higher sales.

Full-year comments

Net sales

Reported sales decreased by -3% to SEK 36.2 b. in 2021. Sales adjusted for comparable units and currency increased by 1%, supported by sales growth in North America and in Europe and Latin America. Sales in Mainland China decreased by SEK -1.3 b. YoY, impacting the growth rate adjusted for comparable units and currency by -3 percentage points.

Important 5G Core contracts have been signed with several tier-1 operators in 2021 and are expected to generate increased revenues in 2022 and beyond.

Sales in the 5G Core portfolio gradually increased during 2021 and this portfolio is expected to generate growing sales during 2022 as 5G networks are commissioned and traffic grows.

Gross margin

Reported gross margin was stable at 41.7% (41.9%), while gross margin excluding restructuring charges was stable at 42.0%. The margin was negatively impacted by initial 5G Core deployment costs.

EBIT (loss)

Reported EBIT was SEK -3.6 (-2.2) b. EBIT excluding restructuring charges was SEK -3.5 (-2.2) b.

Operating expenses increased by SEK -0.9 b. to SEK -18.8 b. mainly due to acceleration of R&D investments in the cloud native 5G portfolio. The lower sales volume and consequently lower gross income impacted EBIT by SEK -0.5 b.

8	Ericsson | Fourth quarter and full-year report 2021	Segment results

Segment Managed Services

SEK b.	Q4 2021	Q4 2020	YoY change	Q3 2021	QoQ change	Jan-Dec 2021	Jan-Dec 2020	YoY change
Net sales	5.4	5.8	-8%	5.0	6%	20.4	22.6	-10%
Sales growth adj. for comparable units and FX	—	—	-8%	—	—	—	—	-6%
Gross income	1.0	1.0	-6%	0.9	3%	3.8	4.0	-4%
Gross margin	18.2%	17.7%	—	18.7%	—	18.8%	17.8%	—
EBIT	0.4	0.4	-12%	0.4	-9%	1.5	1.6	-6%
EBIT margin	6.6%	6.9%	—	7.7%	—	7.2%	6.9%	—
Restructuring charges	0.0	0.0	—	0.0	—	-0.1	-0.3	—
Measures excl. restructuring charges
Gross margin excl. restructuring charges	18.9%	17.7%	—	18.7%	—	19.4%	18.9%	—
EBIT excl. restructuring charges	0.4	0.4	-1%	0.4	2%	1.6	1.8	-13%
EBIT margin excl. restructuring charges	7.4%	6.9%	—	7.7%	—	7.8%	8.1%	—

Fourth quarter comments

•  Sales declined YoY mainly due to lower demand under certain contracts.

•  Sales growth in Network Optimization was supported by momentum in the software offering.

•  Continued investments in automation, analytics and AI offerings – supporting 5G and efficiency in service delivery.

Net sales

Sales adjusted for comparable units and currency decreased by -8% YoY, mainly due to lower demand under certain contracts and contract rescoping. Sales in Network Optimization, which is increasingly transitioning into software offerings, showed growth. Reported sales declined by -8% YoY.

Gross margin

Reported gross margin increased to 18.2% (17.7%). Gross margin excluding restructuring charges increased to 18.9% (17.7%), mainly due to efficiency gains.

Reported gross margin decreased to 18.2% from 18.7% QoQ. Gross margin excluding restructuring charges increased slightly to 18.9% from 18.7% QoQ.

EBIT

Reported EBIT was stable at SEK 0.4 b. YoY. EBIT excluding restructuring charges was SEK 0.4 (0.4) b. with an EBIT margin of 7.4% (6.9%), driven by improved gross margin, partly offset by lower sales.

EBIT excluding restructuring charges was stable at SEK 0.4 b. QoQ.

Full-year comments

Net sales

Sales adjusted for comparable units and currency decreased by -6% in 2021, mainly due to reduced variable sales in a large contract in North America, post the merger between two operators. Contract rescoping and planned exits also contributed to the sales decline. Sales in Network Optimization showed growth. Reported sales declined by -10%.

Gross margin

Reported gross margin increased to 18.8% (17.8%). Gross margin excluding restructuring charges increased to 19.4% (18.9%), mainly as a result of efficiency gains, partly offset by lower sales.

EBIT

Reported EBIT was SEK 1.5 (1.6) b. EBIT excluding restructuring charges was SEK 1.6 (1.8) b. with a stable EBIT margin of 7.8% (8.1%), despite the sales decline.

9	Ericsson | Fourth quarter and full-year report 2021	Segment results

Segment Emerging Business and Other

SEK b.	Q4 2021	Q4 2020	YoY change	Q3 2021	QoQ change	Jan-Dec 2021	Jan-Dec 2020	YoY change
Net sales	2.1	1.7	23%	2.0	7%	7.9	6.5	22%
Sales growth adj. for comparable units and FX	—	—	16%	—	—	—	—	11%
Gross income	0.7	0.6	22%	0.8	-5%	3.0	1.7	78%
Gross margin	34.9%	35.3%	—	39.4%	—	37.2%	25.6%	—
EBIT (loss)	-0.6	-0.5	—	-0.4	—	-3.4	-2.4	—
EBIT margin	-25.8%	-28.5%	—	-17.7%	—	-42.2%	-37.0%	—
Restructuring charges	0.0	0.0	—	0.0	—	0.0	-0.3	—
Measures excl. restructuring charges
Gross margin excl. restructuring charges	35.2%	33.8%	—	39.4%	—	37.3%	28.0%	—
EBIT (loss) excl. restructuring charges	-0.5	-0.5	—	-0.4	—	-3.3	-2.1	—
EBIT margin excl. restructuring charges	-24.5%	-29.3%	—	-17.6%	—	-41.7%	-32.6%	—

Fourth quarter comments

• Sales growth driven by Cradlepoint. • Positive EBIT impact of SEK 0.4 b. through data center divestment and Ericsson Ventures investment revaluation.

Net sales

Sales adjusted for comparable units and currency increased by 16% YoY. Reported sales increased by 23% YoY, driven by the acquired Cradlepoint business and iconectiv.

Gross margin

Reported gross margin decreased slightly to 34.9% (35.3%) YoY. Gross margin excluding restructuring charges increased to 35.2% (33.8%) YoY. The increase was driven by Cradlepoint, delivering in line with plan.

Reported gross margin decreased to 34.9% from 39.4% QoQ, mainly due to costs related to Red Bee Media service interruptions as a result of an outage.

EBIT (loss)

Reported EBIT (loss) was SEK -0.6 (-0.5) b. EBIT (loss) excluding restructuring charges was SEK -0.5 (-0.5) b.

EBIT in the quarter was positively impacted by SEK 0.4 b. related to a gain from divestment of a data center in the Netherlands and revaluation of Ericsson Ventures investments.

Full-year comments

Net sales

Sales adjusted for comparable units and currency increased by 11% in 2021, with improvements in Emerging Businesses. Reported sales increased by 22%, driven by the acquired Cradlepoint business.

Cradlepoint saw increasing demand for the 5G portfolio during the year. Reported sales and margins for Cradlepoint were in line with the acquisition plan.

Gross margin

Reported gross margin increased to 37.2% (25.6%), driven by Cradlepoint.

EBIT (loss)

Reported EBIT (loss) was SEK -3.4 (-2.4) b. driven by Cradlepoint, the Nokia settlement related to the 2019 resolution with the U.S authorities and impairment write-off.

In 2021 EBIT was positively impacted by SEK 1.0 b. through a positive revaluation of Ericsson Ventures investments and a data center divestment.

In 2020 EBIT was positively impacted by SEK 0.3 b. from a provision release related to compliance monitor costs.

Sales in Emerging Businesses grew, with improved gross margin.

10	Ericsson | Fourth quarter and full-year report 2021	Segment results

Cash flow

Free cash flow bridge, SEK b.	Q4 2021	Q4 2020	Q3 2021	Jan-Dec 2021	Jan-Dec 2020
EBIT excl. restructuring charges	12.3	11.0	8.8	32.3	29.1
Depreciation, amortization and impairment losses	2.6	2.3	2.4	9.0	8.7
Restructuring charges	-0.5	0.0	0.0	-0.5	-1.3
Changes in working capital	2.7	1.3	4.9	4.0	-3.6
Interest paid/received, taxes paid, and other	-1.9	-0.7	-1.4	-5.7	-3.9

Cash flow from operating activities	15.2	13.9	14.7	39.1	28.9
Capex net and other investing activities	-1.1	-0.5	-1.2	-4.6	-4.3
Repayment of lease liabilities	-0.6	-0.6	-0.6	-2.4	-2.4

Free cash flow before M &A	13.5	12.8	13.0	32.1	22.3
M &A 1)	0.2	-9.3	-0.1	0.1	-9.6

Free cash flow after M &A	13.7	3.5	12.9	32.1	12.7

Cash flow from operating activities	15.2	13.9	14.7	39.1	28.9
Cash flow from investing activities	-2.7	-8.6	-9.1	-19.9	-15.2
Cash flow from financing activities	-4.9	-8.5	-2.5	-9.3	-12.5

Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

[1]	Includes the acquisition of Cradlepoint of SEK -9.5 b.

Fourth quarter comments

•  Free cash flow before M&A was SEK 13.5 (12.8) b. in the quarter, supported by improved EBIT and a decrease in operating net assets.

•  Free cash flow before M&A for full-year 2021 was SEK 32.1 (22.3) b. or 13.8% in relation to sales.

Cash flow from operating activities

Reported cash flow from operating activities was SEK 15.2 (13.9) b. The increase YoY was a result of continued earnings growth and decrease in operating net assets. Operating net assets decreased in the quarter with a positive impact on cash flow of SEK 2.7 b. Key movements include a positive impact of SEK 3.0 b. related to trade payables and a negative impact of SEK -6.9 b. from trade receivables and contract assets net of contract liabilities, attributed to normal seasonality in Q4 net of collections and some prepayments from customers. Cash flow was also positively impacted by SEK 4.6 b. from a decrease in other operating assets and liabilities, net, which includes accrued employee-related expenses and current tax liabilities. Taxes paid were SEK -1.2 b.

Free cash flow

Free cash flow before M&A was SEK 13.5 (12.8) b. Capex net and other investing activities was SEK -1.1 (-0.5) b., primarily related to Networks. Repayment of lease liabilities in the quarter was stable at SEK -0.6 b. and was mainly related to property leases.

Free cash flow after M&A was SEK 13.7 (3.5) b. In Q4 2020 Cradlepoint was acquired for SEK -9.5 b.

Cash flow from investing activities

Reported cash flow from investing activities was SEK -2.7 (-8.6) b. mainly as a result of purchases of interest-bearing securities.

Cash flow from financing activities

Reported cash flow from financing activities was SEK -4.9 (-8.5) b. including repayment of lease liabilities. Dividends paid amounted to SEK -3.4 (-3.5) b. and were related to the second installment (SEK 1.00 per share) of dividend for 2020.

Full-year comments

Cash flow from operating activities

Reported cash flow from operating activities was SEK 39.1 (28.9) b. The improvement was attributed to both improved EBIT and decreased operating net assets. Cash flow from operating activities in 2020 was impacted by payments of SEK -3.0 b. into the Swedish Pension Trust. Operating net assets decreased for the full year with a positive impact on cash flow of SEK 4.0 b. Key movements include a negative impact of SEK -5.6 b. related to an increase in inventory, mainly driven by the decision to strengthen the supply chain resilience within Networks. The negative impact was partly offset by a positive impact of SEK 1.4 b. from increase in trade payables. Cash flow was also positively impacted by SEK 4.0 b. from an increase in contract liabilities. Provisions of SEK 4.2 (4.0) b. were utilized, of which SEK 0.8 (0.8) b. related to restructuring charges. Taxes paid were SEK -4.1 b.

Accounts receivable days of sales outstanding increased to 71 (69) days and working capital days was stable at 65 (65) days.

Free cash flow

Free cash flow before M&A was SEK 32.1 (22.3) b. or 13.8% (9.6%) in relation to sales, compared with the long-term target of 9-12%. Capex net and other investing activities was SEK -4.6 (-4.3) b. Repayment of lease liabilities was SEK -2.4 (-2.4) b. There were few M&A transactions settled in 2021 and free cash flow after M&A was SEK 32.1 (12.7) b.

Cash flow from investing activities

Reported cash flow from investing activities was SEK -19.9 (-15.2) b. as a result of purchases of interest-bearing securities.

Cash flow from financing activities

Reported cash flow from financing activities was SEK -9.3 (-12.5) b. including repayment of lease liabilities. During the year, dividends of SEK -6.9 (-6.0) b. were paid to shareholders and the net impact on cash flow from issuance and repayment of long-term debt was SEK 2.1 b.

11	Ericsson | Fourth quarter and full-year report 2021	Cash flow

Financial position

SEK b.	Dec 31 2021	Dec 31 2020	Sep 30 2021
Gross cash	97.6	72.0	88.2
-Borrowings, current	9.6	7.9	10.2
-Borrowings, non-current	22.2	22.2	22.3

Net cash	65.8	41.9	55.7
Equity	107.1	85.2	95.6
Total assets	305.6	271.5	290.5
Capital turnover (times)	1.3	1.4	1.3
Return on capital employed (% )	18.4%	17.0%	15.9%

Fourth quarter comments

• Net cash position of SEK 65.8 (41.9) b. • The average maturity of long-term borrowings as of December 31, 2021, was 3.5 years.

Net cash increased by SEK 10.1 b. QoQ to SEK 65.8 b. The positive free cash flow was partly offset by payment of dividends of SEK -3.4 b.

Gross cash increased by SEK 9.4 b. QoQ to SEK 97.6 b.

Liabilities for post-employment benefits increased to SEK 36.1 b. from SEK 34.7 b. in the quarter due to lower interest rates. Details regarding assumptions and the sensitivity analysis of Ericsson’s pension plans can be found in note G1 of the Annual Report.

Full-year comments

Gross cash was SEK 97.6 (72.0) b. as a result of the positive free cash flow and a SEK 2.6 b. loan with the European Investment Bank (EIB), partly offset by SEK -6.9 b. of dividends paid to shareholders. Net cash was SEK 65.8 (41.9) b.

Liabilities for post-employment benefits decreased to SEK 36.1 (37.4) b., primarily due to positive asset returns. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 17.3 b. (SEK 18.8 b. lower than current DBO).

The average maturity of long-term borrowings was 3.5 years as of December 31, 2021, an increase from 2.7 years 12 months earlier.

In March 2021, Ericsson repaid its EUR -0.5 b. (SEK -5.1 b.) bond and in May 2021, Ericsson issued a EUR 0.5 b. (SEK 5.0 b.) senior unsecured 8-year bond.

In September 2021, Ericsson renewed its existing USD 2.0 b. revolving credit facility, linked to two of Ericsson’s long-term sustainability goals. The facility has a five-year tenure with two one-year extension options and is undrawn.

Standard & Poor’s and Fitch have a long-term BBB- rating on Ericsson with stable outlook. Moody’s has a Ba1 rating with stable outlook.

The capital turnover decreased to 1.3 (1.4) times, while Return on Capital Employed (ROCE) improved to 18.4% (17.0%) driven by improved EBIT.

12	Ericsson | Fourth quarter and full-year report 2021	Financial position

Key data points

Market related

•	The global RAN equipment market is estimated to grow by 3% (2%) in 2022. North America is expected to grow by 3% (0%), Europe by 4% (4%) and Mainland China by 0% (-1%).

Source: Dell’Oro Mobile RAN outlook report January 2022.

Ericsson related

Group long-term financial targets

•	EBITA margin, excluding restructuring: 15–18%.

•	Free Cash flow (before M&A): 9–12% of sales.

EBIT

•	Digital Services expects a limited loss in 2022. Improvements are skewed towards the end of the year.

Net sales

Reported average seasonality last 3 years

	Q4gQ1	Q1gQ2	Q2gQ3	Q3gQ4
Ericsson Group	-26%	+11%	+3%	+21%
Networks	-22%	+12%	+3%	+19%
Digital Services	-43%	+15%	+7%	+42%

Net sales may show large variations between quarters.

Operating expenses excluding restructuring

Reported average seasonality last 3 years, SEK b.

	Q4gQ1	Q1gQ2	Q2gQ3	Q3gQ4
Ericsson Group	+3.2	-1.4	+1.3	-3.1

Operating expenses may show large variations between quarters.

Currency exposure

•	Rule of thumb: A change by 10% of SEK to USD would have an impact of approximately +/-5% on net sales and approximately +/-1 percentage point on EBIT margin.

13	Ericsson | Fourth quarter and full-year report 2021	Key data points

Parent Company

Income after financial items January– December 2021, was SEK 9.3 (8.3) b.

At the end of the year, gross cash (cash, cash equivalents, short-term investments and interest-bearing securities, non-current) amounted to SEK 80.5 (57.0) b.

There was a decrease in intercompany lending of SEK 3.9 b. and in intercompany borrowing of SEK 3.3 b. in the fourth quarter.

The holding of treasury stock on December 31, 2021, was 4,009,306 Class B shares.

14	Ericsson | Fourth quarter and full-year report 2021	Parent Company

Dividend, AGM and Annual Report

Dividend proposal

The Board of Directors proposes to the Annual General Meeting a dividend to the shareholders of SEK 2.50 (2.00) per share for the financial year 2021, representing a total dividend of approximately SEK 8.3 (6.7) b. The dividend is proposed to be paid in two installments, SEK 1.25 per share with the record date March 31, 2022, and SEK 1.25 per share with the record date September 30, 2022. Should the Annual General Meeting decide in favor of the proposal, payment of the dividend is expected to be made on April 5, 2022, and on October 5, 2022. The dividend reflects this year’s earnings and balance sheet structure, as well as coming years’ business plans and expected economic development.

Ericsson Annual General Meeting

The Annual General Meeting of shareholders will be held on March 29, 2022. Additional information about the Annual General Meeting of shareholders will be made available on Ericsson’s website.

Annual Report

The annual report will be made public and available on the Ericsson website www.ericsson.com in the first week of March.

15	Ericsson | Fourth quarter and full-year report 2021	Dividend, AGM and Annual Report

Other information

Legal proceedings

On October 4, 2021, Ericsson asked the United States District Court for the Eastern District of Texas for a declaration that Ericsson has, in its negotiations with Apple, complied with its FRAND commitment and all other applicable laws and policies that would affect the terms of Ericsson’s and Apple’s prospective license. On December 17, 2021, Apple filed a responsive case against Ericsson in the US District Court for the Eastern District of Texas alleging, among other things, that Ericsson breached obligations associated with the licensing of its standard essential patents under FRAND terms. The filing of lawsuits, complaints and other proceedings, when parties take legal action over a patent license agreement renewal, is standard and consequently additional lawsuits, complaints and other proceedings, may follow.

Update on Deferred Prosecution Agreement

On October 21, 2021, Ericsson announced that Ericsson has received correspondence from the DOJ stating that it has determined that Ericsson breached its obligations under the Deferred Prosecution Agreement (DPA) entered into by the Company with the United States Department of Justice (DOJ) on December 6, 2019 by failing to provide certain documents and factual information, and that Ericsson will have the opportunity to respond in writing to explain the nature and circumstances of such breach, as well as the actions Ericsson has taken to address and remediate the situation.

At this stage it is premature to predict the outcome of these developments. DOJ has sole discretion under the DPA to determine whether a breach occurred. Ericsson intends to continue cooperating with DOJ consistent with the terms of the DPA, including requirements regarding production of documents.

Ericsson to acquire Vonage for USD 6.2 billion to spearhead the creation of a global network and communication platform for open innovation

On November 22, 2021, Ericsson announced that the Company has entered into an agreement to acquire Vonage Holdings Corp. for USD 21 per share. This represents a total acquisition price of approximately USD 6.2 billion. The merger agreement was approved unanimously by the Board of Vonage. The transaction builds upon Ericsson’s stated intent to expand globally in wireless Enterprise, offering existing customers an increased share of a market valued at USD 700 billion by 2030.

Vonage, a global provider of cloud-based communications, has a strong track record of growth and margin evolution. Robust performance and growth prospects are built on Vonage Communications Platform (VCP), which delivers about 80% of Vonage’s total revenues and, serves more than one million registered developers globally.

For Ericsson, the acquisition builds on the success of the integration of Cradlepoint in September 2020. Cradlepoint has continued to develop strongly under Ericsson’s ownership. The acquisition will be conducted by means of a merger agreement through which Ericsson will acquire all of Vonage’s outstanding shares at an all-cash price of USD 21 per share.

The acquisition will be financed through Ericsson’s existing cash resources, which amounted to SEK 88 billion as of 30 September 2021 on a gross basis, and SEK 56 billion on a net basis as of the same date.

The transaction is expected to be accretive to EPS (excluding non-cash amortization impacts) and free cash flow before M&A from 2024 onwards. On completion, Vonage will become a wholly owned subsidiary of Ericsson and will continue to operate under its existing name. It will be reported as a separate segment in Ericsson accounts. Vonage is headquartered in Holmdel, New Jersey in the United States with 2,200 employees throughout the United States, EMEA and APAC. The Vonage CEO Rory Read will join the Executive Team of Ericsson, reporting to CEO, Börje Ekholm.

Ericsson remains fully committed to previously communicated financial targets, including long-term EBITA margins of 15-18%; long term FCF before M&A of 9-12% of sales; and a 2022 target EBIT margin of 12-14% for Ericsson Group excluding Vonage.

Completion of the transaction is subject to Vonage shareholder approval, regulatory approvals and other customary conditions and is expected within the first half of 2022.

Covid-19 update

Ericsson continues to monitor the situation of the COVID-19 pandemic closely, as well as guidelines from global health authorities, to ensure the health and well-being of all colleagues.

Due to the rapid transmission of the new Omicron virus variant, as well as the uncertainty around international travel, business travel restrictions remain in place at this time. The Company is also constantly reviewing its participation at in-person events and will update its advice in accordance with local health authorities.

Decisions for returning to office locations continue to rest with local leaders in close consultation with their respective Market Area Crisis Management Task Force (CMTF).

Despite global supply chain challenges, Ericsson continues to operate efficiently and profitably. At the start of the pandemic, Ericsson anticipated this development and took proactive actions by significantly increasing flexibility arrangements, enabling a resilient supply chain. The Company continues to evaluate the situation and adjust accordingly, as needed.

The Omicron variant is a sobering reminder that the pandemic will be a part of our lives during 2022. The Company will continue to follow its guiding principles that are focused on the health, safety and well-being of employees, customers and partners. And through respect, professionalism, perseverance and integrity, Ericsson is confident that the Ericsson team will continue to deliverer to the customers and execute on the business strategy.

Post-closing events

Legal proceedings

Ericsson and Apple were not able to renew the now expired patent license agreement between the parties in a timely manner. On January 17, 2022, Ericsson filed two complaints in the Western District of Texas alleging infringement of a total of 12 US patents by various Apple products, including Apple’s iPhone mobile phones, cellular-equipped iPad tablet computers and cellular-equipped Apple Watch smart watches. Ericsson also filed three complaints with the US International Trade Commission (ITC) alleging infringement of the same 12 patents by certain Apple products.

Also, on January 17, 2022, Ericsson filed complaints in several jurisdictions in Europe and South America alleging that certain Apple products infringe Ericsson patents.

On January 19, 2022, Apple filed a complaint against Ericsson in the ITC alleging infringement of three Apple patents by certain Ericsson products.

16	Ericsson | Fourth quarter and full-year report 2021	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including for example risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cyber security and occupational health and safety.

Ericsson’s risk management is embedded into strategy development and operational processes and is a part of the Ericsson Group Management System to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives as per the strategic direction as well as to short-term objectives.

Risk factors and uncertainties of relevance to Ericsson are described in the Annual Report 2020. Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following risks described below. On page 50, an updated set of the Annual Report 2020 risk factors are included to allow these to be referenced in connection with potential upcoming bond issues.

Pandemics, such as for example the one caused by the novel Coronavirus, COVID-19, could severely impact our local and global operations

The COVID-19 pandemic has caused challenges and risks relating to travel and lockdowns limiting access to sites, transportation and logistics and impacting the flow of goods, as well as having major parts of the workforce working remotely. With an increasing infection rate in some of Ericsson’s markets, there is an increased risk for negative impact and disturbances in the Company’s operations, including in network deployments in those markets, impacting corresponding revenues. As previously mentioned, disturbances from the pandemic may have material adverse effects on our business and financial position.

Ericsson relies on a limited number of suppliers of components, production capacity and R&D and IT services, which exposes the Company to supply disruptions and cost increases.

As stated in the Risk Factors in the 2020 Annual Report, section 1.13, Ericsson relies on a limited number of suppliers of components, which exposes the Company to supply disruptions and cost increases. The combination of this with the effects from the COVID-19 pandemic on the component industry, especially on semi-conductors, is causing challenges to the capabilities to fully deliver according to customer demands, which may cause delays in deliveries and reduced sales. Such disruptions and cost increases may negatively affect the Ericsson business, operating results and financial condition.

We engage in acquisitions and divestments, which may be disruptive and require us to incur significant expenses, and we may not be successful in consummating such transactions or protecting the value of acquisitions during integration following consummation.

We cannot assure that we will be successful in consummating acquisitions or divestments on favorable terms or at all. For example, although we expect our agreement, dated November 22, 2021, to acquire Vonage Holdings Corp. to be consummated during the first half of 2022, it may take up to a year to satisfy the conditions to closing this acquisition. Moreover, it is possible that certain of the conditions to the closing of this acquisition may not be satisfied or waived and, if that were to happen, the agreement would terminate without a closing. The closing conditions include the receipt of regulatory clearances and the approval of the agreement by a special meeting of the shareholders of Vonage. If the agreement were to terminate under specified circumstances where we have failed to obtain certain clearances from the Committee on Foreign Investment in the United States, we may have to pay a $200,000,000 termination fee to Vonage. The delay or inability to consummate an acquisition or divestiture may impede our ability to execute our strategic plan and achieve the benefits that we anticipated from these transactions. Acquisitions could also result in the incurrence of contingent liabilities and an increase in amortization expenses related to intangible assets or impairment of goodwill, which could have a material adverse effect upon our business, operating results, financial condition and liquidity.

We may be subject to further adverse consequences following the 2019 resolutions with the United States Department of Justice (DOJ) and the Securities and Exchange Commission (SEC) of the previously disclosed investigations under the FCPA and the correspondence received from the DOJ in October 2021, stating that the DOJ has determined that Ericsson breached its obligations under the DPA.

In October 2021, Ericsson received correspondence from the DOJ stating that it has determined that Ericsson breached its obligations under the DPA by failing to provide certain documents and factual information, and that Ericsson will have the opportunity to respond in writing to explain the nature and circumstances of such breach, as well as the actions Ericsson has taken to address and remediate the situation. Ericsson is in discussions with the DOJ regarding the correspondence. If the DOJ determines that we have violated the terms of the DPA, the DOJ may in its sole discretion commence prosecution, including for the charged conspiracy to violate the anti-bribery and books and records and internal controls provisions of the FCPA that were included in the information filed in conjunction with the DPA, or extend the term of the DPA for up to one year. In such circumstances, the DOJ would be permitted to rely upon the admissions we made in the DPA and would benefit from our waiver of certain procedural and evidentiary defenses. In addition, the DOJ may at its sole discretion decide to extend the term of the DPA. Any criminal prosecution or civil or criminal penalties or consequences imposed as a result of noncompliance with the DPA could have a material adverse effect on our reputation, business, financial condition, result of operations, cash flows, or prospects.

The globally increasing inflation rate may impact Ericsson’s costs of labor and supply of material, products and services. Although inflation is a normal part of business and the Company have measures in place to manage this, it may not be possible to fully compensate such increased costs through increased sales prices to the Company’s customers, leading to lowered margins and decreased financial performance.

Stockholm, January 25, 2022

Telefonaktiebolaget LM Ericsson (publ)

The Board of Directors

Corporate Reg. No. 556016-0680

Date for next report: April 14, 2022.

17	Ericsson | Fourth quarter and full-year report 2021	Risk factors

Editor’s note

Press briefing and live webcast

Ericsson invites media, investors and analysts to a conference call on January 25, 2022, starting at 9:00 am CET.

Live audio webcast of the conference call as well as supporting slides will be available at:

www.ericsson.com/investors and

www.ericsson.com/press

Replay of the conference call will be available approximately one hour after the call has ended and will remain available for seven days.

For further information, please contact:

Carl Mellander, Senior Vice President, Chief Financial Officer

Phone: +46 72 583 88 70

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Stella Medlicott, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 73 095 65 39

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Head of Investor Relations

Phone: +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Media

Kristoffer Edshage, Director

Phone: +46 72 220 44 46

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

18	Ericsson | Fourth quarter and full-year report 2021	Editor’s note

Forward-looking statements

This report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, the following:

•	Our goals, targets, strategies, planning assumptions and operational or financial performance expectations, such as the investor day key messages and our targets and strategies as described in the introductory bullets, the CEO comments, the Segment descriptions and in Other information

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors”, and in “Risk Factors” in the Annual Report 2019.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation

19	Ericsson | Fourth quarter and full-year report 2021	Forward-looking statements

Auditors’ Review Report

Introduction

We have reviewed the condensed interim financial information (year-end report) of Telefonaktiebolaget LM Ericsson (publ.) as of December 31, 2021, and the twelve months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of the year-end report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this year-end report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.

A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the year-end report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, January 25, 2022

Deloitte AB

Thomas Strömberg

Authorized Public Accountant

20	Ericsson | Fourth quarter and full-year report 2021	Auditors’ Review Report

Financial statements and other information

21	Ericsson | Fourth quarter and full-year report 2021	Financial statements and other information

Financial statements (unaudited)

Condensed consolidated income statement
		Q4			Jan-Dec
SEK million	Note	2021	2020	Change	2021	2020
Net sales	3	71,332	69,590	3%	232,314	232,390
Cost of sales		-40,511	-41,333	-2%	-131,565	-138,666

Gross income	3	30,821	28,257	9%	100,749	93,724
Research and development expenses		-11,863	-10,433	14%	-42,074	-39,714
Selling and administrative expenses		-7,620	-7,402	3%	-26,957	-26,684
Impairment losses on trade receivables		99	264	-63%	-40	118

Operating expenses		-19,384	-17,571	10%	-69,071	-66,280
Other operating income and expenses1)		428	381	12%	362	662
Share in earnings of JV and associated companies		-4	-59	-93%	-260	-298

Earnings before financial items and income tax (EBIT)	3	11,861	11,008	8%	31,780	27,808
Financial income and expenses, net		-945	-95	895%	-2,530	-596

Income after financial items		10,916	10,913	0%	29,250	27,212
Income tax		-770	-3,721	-79%	-6,270	-9,589

Net income		10,146	7,192	41%	22,980	17,623
Net income (loss) attributable to:
Owners of the Parent Company		10,076	7,522		22,694	17,483
Non-controlling interests		70	-330		286	140
Other information
Average number of shares, basic (million)	8	3,330	3,328		3,329	3,323
Earnings per share, basic (SEK) 2)		3.03	2.26		6.82	5.26
Earnings per share, diluted (SEK) 3)		3.02	2.26		6.81	5.26

1)

Q4 2021 includes a gain from divestment of a data center and revaluation of Ericsson Ventures investments of SEK 1.0 billion. Jan-Dec 2021 includes a gain from divestment of a data center and revaluation of Ericsson Ventures investments of SEK 1.0 billion, and cost of SEK -0.8 billion as a result of the Nokia settlement in the second quarter 2021 related to the 2019 resolutions with SEC and DOJ.

2)	Based on net income attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Condensed statement of comprehensive income (loss)

	Q4		Jan-Dec
SEK million	2021	2020	2021	2020
Net income	10,146	7,192	22,980	17,623
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	-79	-716	3,537	-4,618
Revaluation of borrowings due to change in credit risk	205	-325	31	99
Tax on items that will not be reclassified to profit or loss	62	173	-682	880
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/ losses arising during the period	-188	160	-542	136
Reclassification adjustments on gains/ losses included in profit or loss	-24	70	-96	281
Translation reserves
Changes in translation reserves	1,241	-3,111	3,342	-5,376
Reclassification to profit and loss	41	223	46	124
Share of other comprehensive income (loss) of JV and associated companies	-6	-55	28	-81
Tax on items that have been or may be reclassified to profit or loss	38	-47	126	-86

Total other comprehensive income, net of tax	1,290	-3,628	5,790	-8,641

Total comprehensive income	11,436	3,564	28,770	8,982

Total comprehensive income attributable to:
Owners of the Parent Company	11,423	3,823	28,694	8,787
Non-controlling interests	13	-259	76	195

22	Ericsson | Fourth quarter and full-year report 2021	Financial statements

Condensed consolidated balance sheet

		Dec 31	Dec 31
SEK million	Note	2021	2020
Assets
Non-current assets
Intangible assets
Capitalized development expenses		3,528	3,857
Goodwill	10	38,204	34,945
Intellectual property rights, brands and other intangible assets		3,830	4,805
Property, plant and equipment		13,580	13,383
Right-of-use assets		7,948	7,980
Financial assets
Equity in JV and associated companies		941	1,274
Other investments in shares and participations	5	2,258	1,519
Customer finance, non-current	5	568	1,221
Interest-bearing securities, non-current	5	30,626	21,613
Other financial assets, non-current	5	6,217	4,842
Deferred tax assets		23,109	26,296

		130,809	121,735
Current assets
Inventories		35,164	28,097
Contract assets		10,506	11,273
Trade receivables	5	45,399	42,063
Customer finance, current	5	2,719	1,916
Other current receivables		14,035	16,014
Interest-bearing securities, current	5	12,932	6,820
Cash and cash equivalents	5	54,050	43,612

		174,805	149,795

Total assets		305,614	271,530
Equity and liabilities
Equity
Stockholders’equity		108,775	86,674
Non-controlling interest in equity of subsidiaries		-1,676	-1,497

		107,099	85,177
Non-current liabilities
Post-employment benefits		36,050	37,353
Provisions, non-current	4	3,722	2,886
Deferred tax liabilities		884	1,089
Borrowings, non-current	5	22,241	22,218
Lease liabilities, non-current		7,079	7,104
Other non-current liabilities		1,587	1,383

		71,563	72,033
Current liabilities
Provisions, current	4	5,782	7,580
Borrowings, current	5	9,590	7,942
Lease liabilities, current		2,224	2,196
Contract liabilities		32,834	26,440
Trade payables	5	35,684	31,988
Other current liabilities		40,838	38,174

		126,952	114,320

Total equity and liabilities		305,614	271,530

23	Ericsson | Fourth quarter and full-year report 2021	Financial statements

Condensed consolidated statement of cash flows

		Q4		Jan-Dec
SEK million	Note	2021	2020	2021	2020
Operating activities
Net income		10,146	7,192	22,980	17,623
Adjustments for
Taxes		938	3,846	6,576	10,436
Earnings/ dividends in JV and associated companies		13	115	360	374
Depreciation, amortization and impairment losses	6	2,552	2,293	8,969	8,674
Other		398	190	1,238	447

		14,047	13,636	40,123	37,554
Changes in operating net assets
Inventories		248	3,753	-5,565	384
Customer finance, current and non-current		780	-119	34	370
Trade receivables and contract assets		-5,227	-7,231	1,551	-3,185
Trade payables		3,020	2,999	1,385	4,303
Provisions and post-employment benefits		950	199	-118	-2,669
Contract liabilities		-1,655	-2,046	4,014	-560
Other operating assets and liabilities, net		4,606	3,768	2,701	-2,280

		2,722	1,323	4,002	-3,637
Interest received		-104	188	8	763
Interest paid		-310	-344	-974	-1,434
Taxes paid		-1,159	-900	-4,094	-4,313

Cash flow from operating activities		15,196	13,903	39,065	28,933
Investing activities
Investments in property, plant and equipment	6	-701	-1,090	-3,663	-4,493
Sales of property, plant and equipment		34	104	115	254
Acquisitions/ divestments of subsidiaries and other operations, net		178	-9,256	59	-9,598
Product development	6	-302	-177	-962	-817
Other investing activities		-122	668	-131	801
Interest-bearing securities		-1,794	1,189	-15,301	-1,348

Cash flow from investing activities		-2,707	-8,562	-19,883	-15,201
Financing activities
Proceeds from issuance of long-term debt		1	2,213	7,882	3,219
Repayment of long-term debt		-39	-8,036	-5,791	-9,031
Dividends paid		-3,395	-3,456	-6,889	-5,996
Repayment of lease liabilities		-623	-636	-2,368	-2,417
Other financing activities		-825	1,436	-2,141	1,733

Cash flow from financing activities		-4,881	-8,479	-9,307	-12,492

Effect of exchange rate change son cash		-34	-2,024	563	-2,707

Net change in cash and cash equivalents		7,574	-5,162	10,438	-1,467

Cash and cash equivalents, beginning of period		46,476	48,774	43,612	45,079

Cash and cash equivalents, end of period		54,050	43,612	54,050	43,612

24	Ericsson | Fourth quarter and full-year report 2021	Financial statements

Condensed consolidated statement of changes in equity

	Jan-Dec
SEK million	2021	2020
Opening balance	85,177	81,878
Total comprehensive income	28,770	8,982
Sale/repurchase of own shares	42	163
Long-term variable compensation plans	93	150
Dividends to shareholders	-6,889	-5,996
Transactions with non-controlling interests	-94	—

Closing balance	107,099	85,177

Condensed consolidated income statement – isolated quarters

	2021				2020
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	71,332	56,263	54,941	49,778	69,590	57,472	55,578	49,750
Cost of sales	-40,511	-31,487	-31,084	-28,483	-41,333	-32,710	-34,661	-29,962

Gross income	30,821	24,776	23,857	21,295	28,257	24,762	20,917	19,788
Research and development expenses	-11,863	-10,155	-10,480	-9,576	-10,433	-10,101	-10,035	-9,145
Selling and administrative expenses	-7,620	-6,177	-6,972	-6,188	-7,402	-5,992	-7,052	-6,238
Impairment losses on trade receivables	99	-27	100	-212	264	-28	42	-160

Operating expenses	-19,384	-16,359	-17,352	-15,976	-17,571	-16,121	-17,045	-15,543
Other operating income and expenses 1)	428	500	-579	13	381	61	131	89
Share in earnings of JV and associated companies	-4	-82	-103	-71	-59	-59	-152	-28

Earnings before financial items and income tax (EBIT)	11,861	8,835	5,823	5,261	11,008	8,643	3,851	4,306
Financial income and expenses, net	-945	-598	-454	-533	-95	109	292	-902

Income after financial items	10,916	8,237	5,369	4,728	10,913	8,752	4,143	3,404
Income tax	-770	-2,471	-1,469	-1,560	-3,721	-3,186	-1,558	-1,124

Net income	10,146	5,766	3,900	3,168	7,192	5,566	2,585	2,280

Net income (loss) attributable to:
Owners of the Parent Company	10,076	5,752	3,679	3,187	7,522	5,353	2,452	2,156
Non-controlling interests	70	14	221	-19	-330	213	133	124
Other information
Average number of shares, basic (million)	3,330	3,330	3,329	3,328	3,328	3,326	3,322	3,317
Earnings per share, basic (SEK) ²)	3.03	1.73	1.10	0.96	2.26	1.61	0.74	0.65
Earnings per share, diluted (SEK) ³)	3.02	1.73	1.10	0.96	2.26	1.61	0.74	0.65

1)

Q4 2021 includes a gain from divestment of a data center and revaluation of Ericsson Ventures investments of SEK 0.4 billion. Q3 2021 includes an Ericsson Ventures investment revaluation of SEK 0.5 billion. Q2 2021 includes cost of SEK -0.8 billion as a result of the Nokia settlement related to the 2019 resolutions with SEC and DOJ.

2)	Based on net income attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

25	Ericsson | Fourth quarter and full-year report 2021	Financial statements

Condensed consolidated statement of cash flows – isolated quarters

	2021				2020
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income	10,146	5,766	3,900	3,168	7,192	5,566	2,585	2,280
Adjustments for
Taxes	938	2,824	1,230	1,584	3,846	3,482	1,871	1,237
Earnings/ dividends in JV and associated companies	13	159	112	76	115	74	155	30
Depreciation, amortization and impairment losses	2,552	2,385	2,097	1,935	2,293	2,105	2,156	2,120
Other ¹)	398	24	631	185	190	-320	-215	792

	14,047	11,158	7,970	6,948	13,636	10,907	6,552	6,459
Changes in operating net assets
Inventories	248	-3,877	-701	-1,235	3,753	-1,578	-1,253	-538
Customer finance, current and non-current	780	-1,419	454	219	-119	-635	307	817
Trade receivables and contract assets	-5,227	8,833	-4,034	1,979	-7,231	-1,513	0	5,559
Trade payables	3,020	1,733	744	-4,112	2,999	-624	4,104	-2,176
Provisions and post-employment benefits	950	-130	-1,461	523	199	-1,897	-1,189	218
Contract liabilities	-1,655	-3,388	4,603	4,454	-2,046	-1,501	-1,000	3,987
Other operating assets and liabilities, net	4,606	3,168	608	-5,681	3,768	3,228	-1,167	-8,109

	2,722	4,920	213	-3,853	1,323	-4,520	-198	-242
Interest received ¹)	-104	42	2	68	188	96	347	132
Interest paid ¹)	-310	-120	-384	-160	-344	-187	-513	-390
Taxes paid/received	-1,159	-1,276	-1,861	202	-900	-1,017	-739	-1,657

Cash flow from operating activities	15,196	14,724	5,940	3,205	13,903	5,279	5,449	4,302
Investing activities
Investments in property, plant and equipment	-701	-1,040	-1,007	-915	-1,090	-963	-1,327	-1,113
Sales of property, plant and equipment	34	40	17	24	104	55	69	26
Acquisitions/divestments of subs. and other operations, net ²)	178	-55	-69	5	-9,256	-89	-45	-208
Product development	-302	-190	-266	-204	-177	-167	-211	-262
Other investing activities	-122	-4	—	-5	668	301	-126	-42
Interest-bearing securities	-1,794	-7,869	-5,799	161	1,189	-246	1,141	-3,432

Cash flow from investing activities	-2,707	-9,118	-7,124	-934	-8,562	-1,109	-499	-5,031
Financing activities
Proceeds from issuance of long-term debt	1	—	7,804	77	2,213	83	579	344
Repayment of long-term debt	-39	—	-510	-5,242	-8,036	-160	-544	-291
Dividends paid	-3,395	-161	-3,328	-5	-3,456	-42	-2,489	-9
Repayment of lease liabilities	-623	-580	-617	-548	-636	-567	-618	-596
Other financing activities	-825	-1,807	940	-449	1,436	-200	-1,486	1,983

Cash flow from financing activities	-4,881	-2,548	4,289	-6,167	-8,479	-886	-4,558	1,431
Effect of exchange rate changes on cash	-34	145	-375	827	-2,024	-165	-3,084	2,566

Net change in cash and cash equivalents	7,574	3,203	2,730	-3,069	-5,162	3,119	-2,692	3,268

Cash and cash equivalents, beginning of period	46,476	43,273	40,543	43,612	48,774	45,655	48,347	45,079

Cash and cash equivalents, end of period	54,050	46,476	43,273	40,543	43,612	48,774	45,655	48,347

1)	Interest received and paid have been adjusted with a corresponding effect on Other in Q1 and Q2 2021.
2)	Includes acquisition of Cradlepoint of SEK -9.5 b. in Q4 2020

26	Ericsson | Fourth quarter and full-year report 2021	Financial statements

Condensed Parent Company income statement

	Q4		Jan-Dec
SEK million	2021	2020	2021	2020
Net sales	—	—	—	—
Cost of sales	—	—	—	—

Gross income	—	—	—	—
Operating expenses	-317	-383	-820	-1,378
Other operating income and expenses	664	1,038	1,770	2,866

EBIT	347	655	950	1,488
Financial net	1,644	3,946	8,368	6,845

Income after financial items	1,991	4,601	9,318	8,333
Transfers to (-)/from untaxed reserves	-1,526	-1,540	-1,526	-1,540
Income tax	265	103	-161	-408

Net income	730	3,164	7,631	6,385

Condensed Parent Company statement of comprehensive income (loss)

	Q4		Jan-Dec
SEK million	2021	2020	2021	2020
Net income	730	3,164	7,631	6,385
Revaluation of borrowings due to change in credit risk	205	-325	31	99
Tax on items that will not be reclassified to profit or loss	-42	67	-6	-20
Cash flow hedge reserve-gains/losses arising during the period	-26	—	-26	—

Other comprehensive income, net of tax	137	-258	-1	79

Total comprehensive income	867	2,906	7,630	6,464

27	Ericsson | Fourth quarter and full-year report 2021	Financial statements

Condensed Parent Company balance sheet

SEK million	Dec 31 2021	Dec 31 2020
Assets
Fixed assets
Intangible assets	8	26
Tangible assets	413	460
Financial assets 1)	120,605	104,989

	121,026	105,475
Current assets
Receivables	27,364	30,230
Short-term investments	12,722	6,621
Cash and cash equivalents	37,128	28,775

	77,214	65,626

Total assets	198,240	171,101
Stockholders’ equity, provisions and liabilities
Equity
Restricted equity	48,164	48,164
Non-restricted equity	34,984	33,915

	83,148	82,079
Provisions	293	343
Non-current liabilities	22,406	22,111
Current liabilities	92,393	66,568

Total stockholders’ equity, provisions and liabilities	198,240	171,101
1) Of which interest-bearing securities, non-current	30,615	21,597

28	Ericsson | Fourth quarter and full-year report 2021	Financial statements

Accounting policies and Explanatory notes (unaudited)

Note 1 – Accounting policies

The group

This condensed consolidated interim financial report for the quarterly reporting period ended December 31, 2021, has been prepared in accordance with International Accounting Standard, IAS 34 “Interim Financial Reporting”. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2020 and should be read in conjunction with that annual report. There are no amendments of IFRS during 2021 that are estimated to have a material impact on the result and financial position of the Company.

Changes applied as from Q1 2021

- Change in name from Operating income to EBIT

Operating income has been renamed as EBIT (Earnings before financial items and income tax) and Operating margin as EBIT margin. The definitions of EBIT and EBIT margin remains unchanged.

- Changes in presentation of cash flow statement

From Q1 2021, interests and tax cash flows are presented as a separate section within the “Cash flow from operating activities”. Previously, interests and tax cash flows were subsumed within various lines in the sections “Adjustments to reconcile net income to cash” and “Changes in operating net assets”, and only disclosed in note H3 “Statement of cash flow” of the Annual Report. All prior quarters in 2020 have been restated with this new section and other sections adjusted accordingly. There is no impact on Cash flows from operating activities for all periods in 2020.

From Q1 2021, the condensed consolidated statement of cash flow in the interim report is expanded to show “Proceeds from issuance of borrowings” and “Repayment of borrowings” separately. The Company also decided to present the net movements in collaterals received from CSA agreements and bank borrowings less than 3 months (used for short term liquidity purposes) as “Other financing activities” as these balances fluctuate over a short duration.

The prior quarters in 2020 have been restated accordingly. This resulted in a reclassification between the lines “Proceeds from issuance of borrowings”, “Repayment of borrowings” and “Other financing activities” compared to the full year cash flow statement in the 2020 Annual Report. The Cash flow from financing activities remained unchanged for all periods in 2020.

Note 2 – Critical accounting estimates and judgements

COVID-19 impacts on the Financial statements

The COVID-19 pandemic has impacted certain lines within our financial statements in 2020, especially market assumptions used in the valuation of pension liabilities. In 2021, government bond yields and corporate bond yields have largely returned to levels observed before the pandemic. As the global economy continues to recover from the effects of the pandemic, market conditions and asset prices (equity and bonds) remain volatile. Increases in inflation rates are also observed in many countries, especially Sweden and the UK. All these factors have been incorporated into the assumptions used in the valuation of pension liabilities at year end, although the Company believes it is difficult to attribute any specific change in market condition to the COVID-19 effect alone.

The Company continually assesses the business performance and profitability for changes in expected future cash flows which could impact recoverability of assets such as deferred tax assets and intangible assets. Risk assessment on the business plans is carried out on a regular basis and an impairment review will be performed if conditions suggest that such assets may be impaired. The Company also monitors customer collections trends for changes in current and future conditions that may impact the expected credit losses model for trade receivables. At the end of December 2021, the Company concluded there is no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables.

29	Ericsson | Fourth quarter and full-year report 2021	Accounting policies and Explanatory notes

Note 3 – Segment information

Net sales by segment by quarter

	2021				2020
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	51,097	40,592	39,875	36,274	49,366	41,659	39,827	35,126
Of which Products	39,963	31,079	30,414	27,495	37,523	30,992	28,966	24,748
Of which Services	11,134	9,513	9,461	8,779	11,843	10,667	10,861	10,378
DigitalServices	12,736	8,630	7,887	6,898	12,671	8,733	8,575	7,345
Of which Products	7,157	4,601	3,989	3,581	7,430	4,621	4,598	3,798
Of which Services	5,579	4,029	3,898	3,317	5,241	4,112	3,977	3,547
Managed Services	5,354	5,041	5,119	4,865	5,815	5,498	5,573	5,714
Emerging Business and Other	2,145	2,000	2,060	1,741	1,738	1,582	1,603	1,565

Total	71,332	56,263	54,941	49,778	69,590	57,472	55,578	49,750

	2021				2020
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	26%	2%	10%	-27%	19%	5%	13%	-21%
Of which Products	29%	2%	11%	-27%	21%	7%	17%	-21%
Of which Services	17%	1%	8%	-26%	11%	-2%	5%	-22%
DigitalServices	48%	9%	14%	-46%	45%	2%	17%	-44%
Of which Products	56%	15%	11%	-52%	61%	1%	21%	-48%
Of which Services	38%	3%	18%	-37%	27%	3%	12%	-39%
Managed Services	6%	-2%	5%	-16%	6%	-1%	-2%	-19%
Emerging Business and Other	7%	-3%	18%	0%	10%	-1%	2%	-10%

Total	27%	2%	10%	-28%	21%	3%	12%	-25%

	2021				2020
Year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	4%	-3%	0%	3%	11%	6%	5%	5%
Of which Products	7%	0%	5%	11%	20%	13%	8%	4%
Of which Services	-6%	-11%	-13%	-15%	-11%	-9%	-2%	7%
DigitalServices	1%	-1%	-8%	-6%	-4%	-12%	-5%	-6%
Of which Products	-4%	0%	-13%	-6%	1%	-17%	0%	-4%
Of which Services	6%	-2%	-2%	-6%	-10%	-4%	-9%	-9%
Managed Services	-8%	-8%	-8%	-15%	-17%	-14%	-12%	-2%
Emerging Business and Other	23%	26%	29%	11%	0%	-3%	-4%	-11%

Total	3%	-2%	-1%	0%	5%	1%	1%	2%

	2021				2020
Yearto date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	167,838	116,741	76,149	36,274	165,978	116,612	74,953	35,126
Of which Products	128,951	88,988	57,909	27,495	122,229	84,706	53,714	24,748
Of which Services	38,887	27,753	18,240	8,779	43,749	31,906	21,239	10,378
DigitalServices	36,151	23,415	14,785	6,898	37,324	24,653	15,920	7,345
Of which Products	19,328	12,171	7,570	3,581	20,447	13,017	8,396	3,798
Of which Services	16,823	11,244	7,215	3,317	16,877	11,636	7,524	3,547
Managed Services	20,379	15,025	9,984	4,865	22,600	16,785	11,287	5,714
Emerging Business and Other	7,946	5,801	3,801	1,741	6,488	4,750	3,168	1,565

Total	232,314	160,982	104,719	49,778	232,390	162,800	105,328	49,750

	2021				2020
Year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	1%	0%	2%	3%	7%	5%	5%	5%
Of which Products	5%	5%	8%	11%	12%	9%	6%	4%
Of which Services	-11%	-13%	-14%	-15%	-5%	-2%	2%	7%
DigitalServices	-3%	-5%	-7%	-6%	-6%	-8%	-5%	-6%
Of which Products	-5%	-6%	-10%	-6%	-5%	-8%	-2%	-4%
Of which Services	0%	-3%	-4%	-6%	-8%	-7%	-9%	-9%
Managed Services	-10%	-10%	-12%	-15%	-12%	-9%	-7%	-2%
Emerging Business and Other	22%	22%	20%	11%	-4%	-6%	-8%	-11%

Total	0%	-1%	-1%	0%	2%	1%	2%	2%

30	Ericsson | Fourth quarter and full-year report 2021	Accounting policies and Explanatory notes

Gross income by segment by quarter

	2021				2020
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	23,643	19,401	19,111	16,714	21,430	19,375	16,022	15,586
Digital Services	5,456	3,644	2,990	3,002	5,183	3,787	3,738	2,929
Managed Services	974	944	975	942	1,031	1,093	955	933
Emerging Business and Other	748	787	781	637	613	507	202	340

Total	30,821	24,776	23,857	21,295	28,257	24,762	20,917	19,788

	2021				2020
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	78,869	55,226	35,825	16,714	72,413	50,983	31,608	15,586
Digital Services	15,092	9,636	5,992	3,002	15,637	10,454	6,667	2,929
Managed Services	3,835	2,861	1,917	942	4,012	2,981	1,888	933
Emerging Business and Other	2,953	2,205	1,418	637	1,662	1,049	542	340

Total	100,749	69,928	45,152	21,295	93,724	65,467	40,705	19,788

EBIT (loss) by segment by quarter

	2021				2020
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	11,757	9,624	8,645	7,240	10,604	9,165	5,255	5,827
Digital Services	304	-822	-1,567	-1,519	499	-591	-697	-1,417
Managed Services	353	386	416	313	401	491	263	408
Emerging Business and Other	-553	-353	-1,671	-773	-496	-422	-970	-512

Total	11,861	8,835	5,823	5,261	11,008	8,643	3,851	4,306

	2021				2020
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	37,266	25,509	15,885	7,240	30,851	20,247	11,082	5,827
Digital Services	-3,604	-3,908	-3,086	-1,519	-2,206	-2,705	-2,114	-1,417
Managed Services	1,468	1,115	729	313	1,563	1,162	671	408
Emerging Business and Other	-3,350	-2,797	-2,444	-773	-2,400	-1,904	-1,482	-512

Total	31,780	19,919	11,084	5,261	27,808	16,800	8,157	4,306

31	Ericsson | Fourth quarter and full-year report 2021	Accounting policies and Explanatory notes

Net sales by market area by quarter

	2021				2020
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South EastAsia, Oceania and India	8,604	6,450	7,099	6,676	9,748	7,801	6,582	5,917
North EastAsia	9,816	5,691	7,123	6,491	12,823	8,814	7,790	3,907
North America	22,264	20,161	17,950	17,081	19,101	18,356	18,407	17,911
Europe and Latin America 1) 2)	19,236	14,378	14,011	12,647	17,125	13,318	13,061	12,241
Middle East and Africa	6,948	4,985	4,459	4,393	6,518	5,520	5,431	5,829
Other 1) 2)	4,464	4,598	4,299	2,490	4,275	3,663	4,307	3,945

Total	71,332	56,263	54,941	49,778	69,590	57,472	55,578	49,750

1) Of which in Sweden	1,078	478	404	389	363	249	284	227
2) Of which in EU	10,181	7,069	7,256	6,801	8,874	7,090	7,278	6,259

	2021				2020
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South EastAsia, Oceania and India	33%	-9%	6%	-32%	25%	19%	11%	-36%
North EastAsia	72%	-20%	10%	-49%	45%	13%	99%	-60%
North America	10%	12%	5%	-11%	4%	0%	3%	3%
Europe and Latin America 1) 2)	34%	3%	11%	-26%	29%	2%	7%	-30%
Middle East and Africa	39%	12%	2%	-33%	18%	2%	-7%	-31%
Other 1) 2)	-3%	7%	73%	-42%	17%	-15%	9%	-5%

Total	27%	2%	10%	-28%	21%	3%	12%	-25%

1) Of which in Sweden	126%	18%	4%	7%	46%	-12%	25%	-3%
2) Of which in EU	44%	-3%	7%	-23%	25%	-3%	16%	-29%

	2021				2020
Year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South EastAsia, Oceania and India	-12%	-17%	8%	13%	6%	5%	-5%	-4%
North EastAsia	-23%	-35%	-9%	66%	32%	39%	20%	2%
North America	17%	10%	-2%	-5%	10%	-3%	4%	11%
Europe and Latin America 1) 2)	12%	8%	7%	3%	-2%	-7%	-7%	-7%
Middle East and Africa	7%	-10%	-18%	-25%	-23%	-9%	-4%	8%
Other 1) 2)	4%	26%	0%	-37%	3%	-8%	10%	-7%

Total	3%	-2%	-1%	0%	5%	1%	1%	2%

1) Of which in Sweden	197%	92%	42%	71%	54%	1815%	91%	18%
2) Of which in EU	15%	0%	0%	9%	1%	-4%	5%	-4%

	2021				2020
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South EastAsia, Oceania and India	28,829	20,225	13,775	6,676	30,048	20,300	12,499	5,917
North EastAsia	29,121	19,305	13,614	6,491	33,334	20,511	11,697	3,907
North America	77,456	55,192	35,031	17,081	73,775	54,674	36,318	17,911
Europe and Latin America 1) 2)	60,272	41,036	26,658	12,647	55,745	38,620	25,302	12,241
Middle East and Africa	20,785	13,837	8,852	4,393	23,298	16,780	11,260	5,829
Other 1) 2)	15,851	11,387	6,789	2,490	16,190	11,915	8,252	3,945

Total	232,314	160,982	104,719	49,778	232,390	162,800	105,328	49,750

1) Of which in Sweden	2,349	1,271	793	389	1,123	760	511	227
2) Of which in EU	31,307	21,126	14,057	6,801	29,501	20,627	13,537	6,259

	2021				2020
Year to date, year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South EastAsia, Oceania and India	-4%	0%	10%	13%	1%	-1%	-5%	-4%
North EastAsia	-13%	-6%	16%	66%	26%	23%	13%	2%
North America	5%	1%	-4%	-5%	5%	3%	7%	11%
Europe and Latin America 1) 2)	8%	6%	5%	3%	-6%	-7%	-7%	-7%
M iddle East and Africa	-11%	-18%	-21%	-25%	-9%	-2%	2%	8%
Other 1) 2)	-2%	-4%	-18%	-37%	-1%	-2%	1%	-7%

Total	0%	-1%	-1%	0%	2%	1%	2%	2%

1) Of which in Sweden	109%	67%	55%	71%	91%	115%	50%	18%
2) Of which in EU	6%	2%	4%	9%	0%	-1%	1%	-4%

32	Ericsson | Fourth quarter and full-year report 2021	Accounting policies and Explanatory notes

Net sales by market area by segment

	Q4 2021					Jan-Dec2021
SEK m illion	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South EastAsia,Oceania and India	5,921	1,597	1,076	10	8,604	20,299	4,235	4,258	37	28,829
North EastAsia	8,106	1,354	275	81	9,816	24,464	3,605	800	252	29,121
North Am erica	18,799	2,625	822	18	22,264	66,464	7,988	2,925	79	77,456
Europe and Latin America	12,597	4,268	2,254	117	19,236	38,671	12,381	8,804	416	60,272
M iddle East and Africa	3,552	2,464	927	5	6,948	10,743	6,436	3,592	14	20,785
Other 1)	2,122	428	0	1,914	4,464	7,197	1,506	0	7,148	15,851

Total	51,097	12,736	5,354	2,145	71,332	167,838	36,151	20,379	7,946	232,314

Share of total	72%	18%	7%	3%	100%	72%	16%	9%	3%	100%

1) Includes IPR licensing revenues.

	Q4 2021
Sequential change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	35%	59%	1%	67%	33%
North East Asia	71%	95%	40%	69%	72%
North America	8%	28%	9%	20%	10%
Europe and Latin America	34%	55%	5%	23%	34%
M iddle East and Africa	43%	51%	6%	150%	39%
Other	-6%	-14%	—	4%	-3%

Total	26%	48%	6%	7%	27%

	Q4 2021					Jan-Dec2021
Year over year change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	-18%	15%	-4%	25%	-12%	-5%	-2%	1%	3%	-4%
North East Asia	-23%	-31%	-6%	69%	-23%	-10%	-30%	-4%	-3%	-13%
North America	21%	-3%	5%	-18%	17%	7%	0%	-17%	16%	5%
Europe and Latin America	24%	1%	-14%	16%	12%	16%	4%	-13%	13%	8%
M iddle East and Africa	-1%	27%	-6%	-17%	7%	-19%	5%	-7%	-26%	-11%
Other	-6%	-7%	—	23%	4%	-17%	-16%	-100%	25%	-2%

Total	4%	1%	-8%	23%	3%	1%	-3%	-10%	22%	0%

33	Ericsson | Fourth quarter and full-year report 2021	Accounting policies and Explanatory notes

Top 5 countries in sales

	Q4		Jan-Dec
Country, percentage of net sales 1)	2021	2020	2021	2020
United States	32%	29%	34%	33%
Japan	6%	9%	6%	5%
China	6%	8%	4%	8%
United Kingdom	3%	3%	3%	3%
Australia	3%	4%	3%	4%

1) Based on Jan-Dec 2021. Includes IPR licensing revenues.

IPR licensing revenues by segment by quarter

	2021				2020
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	1,949	2,146	1,904	671	2,105	1,773	2,282	2,019
Digital Services	428	471	418	147	463	389	501	443

Total	2,377	2,617	2,322	818	2,568	2,162	2,783	2,462

	2021				2020
Yearto date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	6,670	4,721	2,575	671	8,179	6,074	4,301	2,019
Digital Services	1,464	1,036	565	147	1,796	1,333	944	443

Total	8,134	5,757	3,140	818	9,975	7,407	5,245	2,462

Note 4 – Provisions

Provisions

	2021				2020
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	8,813	9,232	11,045	10,466	10,922	10,603	11,060	10,923
Additions	1,738	316	616	1,753	1,245	1,093	2,116	793
Utilization/Cash out	-643	-408	-2,179	-979	-761	-475	-2,066	-673
Of which restructuring	-193	-95	-161	-336	-332	-160	-137	-186
Reversal of excess amounts	-603	-66	-170	-339	-673	-172	-192	-124
Reclassification, translation difference and other	199	-261	-80	144	-267	-127	-315	141

Closing balance	9,504	8,813	9,232	11,045	10,466	10,922	10,603	11,060

Of which restructuring	637	732	807	950	1,200	1,659	1,594	1,202

	2021				2020
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	10,466	10,466	10,466	10,466	10,923	10,923	10,923	10,923
Additions	4,423	2,685	2,369	1,753	5,247	4,002	2,909	793
Utilization/Cash out	-4,209	-3,566	-3,158	-979	-3,975	-3,214	-2,739	-673
Of which restructuring	-785	-592	-497	-336	-815	-483	-323	-186
Reversal of excess amounts	-1,178	-575	-509	-339	-1,161	-488	-316	-124
Reclassification, translation difference and other	2	-197	64	144	-568	-301	-174	141

Closing balance	9,504	8,813	9,232	11,045	10,466	10,922	10,603	11,060

Of which restructuring	637	732	807	950	1,200	1,659	1,594	1,202

34	Ericsson | Fourth quarter and full-year report 2021	Accounting policies and Explanatory notes

Note 5 – Financial risk management

There have been no changes to the classification of financial instruments or fair value hierarchy categorization from that presented in the latest Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:

Financial instruments

SEK billion	Dec 31 2021				Dec 31 2020
	Fair value hierarchy level				Fair value hierarchy level
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Assets at fair value through profit or loss Customer finance 1)	3.3	—	—	3.3	3.1	—	—	3.1
Interest-bearing securities	43.3	43.3	—	—	28.1	28.1	—	—
Cash equivalents 2)	26.0	—	26.0	—	23.6	—	23.6	—
Other financial assets	2.3	0.6	—	1.7	1.5	—	—	1.5
Other current assets	0.3	—	0.3	—	1.5	—	1.5	—
Assets at fair value through OCI
Trade receivables	45.4	—	—	45.4	42.1	—	—	42.1
Assets at amortized costs
Interest-bearing securities	0.3	—	—	—	0.4	—	—	—
Cash equivalents 2)	4.0	—	—	—	3.6	—	—	—
Other financial assets	0.5	—	—	—	0.5	—	—	—

Total financial assets	125.4				104.4

Financial liabilities at designated FVTPL
Parent company borrowings	-31.4	-14.5	-16.9	—	-27.2	-18.9	-8.3	—
Financial liabilities at FVTPL
Other current liabilities	-0.8	—	-0.8	—	-0.2	—	-0.2	—
Liabilities at amortized cost
Trade payables	-35.7	—	—	—	-32.0	—	—	—
Borrowings	-0.4	—	—	—	-2.9	—	—	—

Total financial liabilities	-68.3				-62.3

1)	Year to date movements of customer finance receivables are as follows: additions of SEK 30.1 billion, disposals and repayments of SEK 30.5 billion and revaluation gain of SEK 0.3 billion.
2)	Total Cash and cash equivalent is SEK 54.1 (43.6) billion, of which SEK 30.0 (27.2) billion relating to Cash equivalents are presented in the table above.

Exchange rates used in the consolidation

	Jan-Dec
	2021	2020
SEK/EUR -closing rate	10.24	10.06
SEK/USD -closing rate	9.05	8.19

35	Ericsson | Fourth quarter and full-year report 2021	Accounting policies and Explanatory notes

Note 6 – Cash flow

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2021				2020
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	701	1,040	1,007	915	1,090	963	1,327	1,113
Capitalized development expenses	302	190	266	204	177	167	211	262
IPR, brands and other intangible assets	123	3	1	4	124	—	97	1

Total	1,126	1,233	1,274	1,123	1,391	1,130	1,635	1,376

Depreciation, amortization and impairment losses
Property, plant and equipment	1,134	954	910	874	1,186	916	1,003	1,009
Capitalized development expenses	396	394	329	224	230	230	272	174
Goodwill, IPR, brands and other intangible assets	435	464	294	283	276	365	258	321
Right-of-use assets	587	572	564	554	601	594	623	616

Total	2,552	2,384	2,097	1,935	2,293	2,105	2,156	2,120

	2021				2020
Yearto date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	3,663	2,962	1,922	915	4,493	3,403	2,440	1,113
Capitalized development expenses	962	660	470	204	817	640	473	262
IPR, brands and other intangible assets	131	8	5	4	222	98	98	1

Total	4,756	3,630	2,397	1,123	5,532	4,141	3,011	1,376

Depreciation, amortization and impairment losses
Property, plant and equipment	3,872	2,738	1,784	874	4,114	2,928	2,012	1,009
Capitalized development expenses	1,343	947	553	224	906	676	446	174
Goodwill, IPR, brands and other intangible assets	1,477	1,041	577	283	1,220	944	579	321
Right-of-use assets	2,277	1,690	1,118	554	2,434	1,833	1,239	616

Total	8,969	6,416	4,032	1,935	8,674	6,381	4,276	2,120

Note 7 – Contingent liabilities and Assets pledged as collateral

Contingent liabilities and Assets pledged as collateral

SEK million	Dec 31 2021	Dec 31 2020
Contingentliabilities	1,614	1,198
Assetspledged ascollateral	6,873	6,808

In October 2021, Ericsson received correspondence from the US Department of Justice (DOJ) stating its determination that the company had breached its obligations under its Deferred Prosecution agreement (DPA) by failing to provide certain documents and factual information. We cannot provide further detail about the determination by DOJ or predict the outcome of the resolution of this matter at this time. Hence it is not possible to reliably estimate potential future cash outflows in resolving the matter.

36	Ericsson | Fourth quarter and full-year report 2021	Accounting policies and Explanatory notes

Note 8 – Share information

Number of shares and earnings per share

	Q4		Jan-Dec
	2021	2020	2021	2020
Number of shares, end of period (million)	3,334	3,334	3,334	3,334
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,072	3,072	3,072	3,072
Number of treasury shares, end of period (million)	4	6	4	6
Number of shares outstanding, basic, end of period (million)	3,330	3,328	3,330	3,328
Numbers of shares outstanding, diluted, end of period (million)	3,333	3,331	3,333	3,331
Average number of treasury shares (million)	4	6	5	11
Average number of shares outstanding, basic (million)	3,330	3,328	3,329	3,323
Average number of shares outstanding, diluted (million)1)	3,333	3,331	3,332	3,326
Earnings per share, basic (SEK)2)	3.03	2.26	6.82	5.26
Earnings per share, diluted (SEK)1)	3.02	2.26	6.81	5.26

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Based on net income attributable to owners of the Parent Company.

Note 9 – Employee information

Number of employees

	2021				2020
End of period	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
South EastAsia, Oceania and India	26,369	26,363	26,325	26,123	25,869	25,633	25,265	24,942
North EastAsia	13,091	14,111	14,043	14,033	13,944	13,955	13,965	13,786
North America	10,344	10,371	10,256	10,161	10,175	9,537	9,785	9,718
Europe and Latin America 1)	47,064	46,903	46,616	46,482	46,580	46,495	46,521	46,402
Middle East and Africa	4,454	4,455	4,384	4,314	4,256	4,206	4,264	4,247

Total	101,322	102,203	101,624	101,113	100,824	99,826	99,800	99,095

1) Of which in Sweden	14,183	13,908	13,626	13,379	13,173	13,046	12,884	12,746

Note 10 – Business combinations

Acquisition Cradlepoint—Final PPA

SEK billion	2020

Total consideration incl. cash	9.5

Net assets acquired
Cash and cash equivalents	0.3
Inventory	0.6
Other assets	1.0
Intangible assets	3.2
Other liabilities1)	-3.1

Total identifiable net assets	2.0

Goodwill	7.5

Total	9.5

1)	Includes deferred tax liabilities of SEK -1.0 billion.

On November 1, 2020, the Company acquired all of the shares in Cradlepoint Inc, a US-based market leader in Wireless Edge WAN 4G and 5G Enterprise solutions. The investment is key to Ericsson’s ongoing strategy of capturing market share in the rapidly expanding 5G Enterprise space. Cradlepoint complements Ericsson’s existing 5G Enterprise portfolio which includes Dedicated Networks and a global IoT platform. Goodwill in this transaction represents future customers, future technology and synergies to the sales channels and commercial model applied by Cradlepoint and is not expected to be deductible for tax purposes. In Q2 2021 the final fair values at the acquisition date of the assets acquired and liabilities assumed was finalized, see table above. The main change between the provisional and final fair values in the balance sheet is an increase in goodwill of SEK 0.5 billion with a corresponding increase of deferred revenues. This resulted in a positive impact in the income statement of SEK 0.1 billion in Q2 2021.

37	Ericsson | Fourth quarter and full-year report 2021	Accounting policies and Explanatory notes

Alternative performance measures (unaudited)

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APM’s should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

As from 2021 Operating income has been renamed as EBIT and Operating margin as EBIT margin. The definitions of EBIT and EBIT margin remain unchanged. The APMs have been updated with the new names.

As from 2021 EBITA excluding restructuring charges has been added. The main reason for the update is that Ericsson’s long-term target is expressed as EBITA excluding restructuring charges as a percentage of net sales.

The APM Sales growth adjusted for comparable units and currency has been added with the split by market area. Previously the information was provided by segment, but as from 2021 the information is also provided by market area.

This section also includes a reconciliation of the APMs to the most directly reconcilable line items in the financial statements. For more information about non-IFRS key operating measures, see Ericsson Annual Report 2020.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic growth.

	2021				2020
Isolated quarters, year over year change	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Reported net sales	71,332	56,263	54,941	49,778	69,590	57,472	55,578	49,750
Acquired business	-124	-402	-450	-225	-206	-415	-422	-319
Net FX impact	-385	1,196	5,455	5,341	5,472	4,304	-326	-1,654
Comparable net sales, excluding FX impact	70,823	57,057	59,946	54,894	74,856	61,361	54,830	47,777
Comparable quarter net sales adj.foracq/div business 1)	69,590	57,472	55,578	49,750	66,373	57,150	54,810	48,798
Sales growth adjusted for comparable units and currency (% )	2%	-1%	8%	10%	13%	7%	0%	-2%

	2021				2020
Year to date, year over year change	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	232,314	160,982	104,719	49,778	232,390	162,800	105,328	49,750
Acquired business	-1,201	-1,077	-675	-225	-1,362	-1,156	-741	-319
Net FX impact	11,607	11,992	10,796	5,341	7,796	2,324	-1,980	-1,654
Comparable net sales, excluding FX impact	242,720	171,897	114,840	54,894	238,824	163,968	102,607	47,777
Comparable quarter net sales adj.foracq/div business1)	232,390	162,800	105,328	49,750	227,132	160,758	103,608	48,798
Sales growth adjusted for comparable units and currency (% )	4%	6%	9%	10%	5%	2%	-1%	-2%

1)	Adjusted for acquisition of Cradlepoint in November 2020.

38	Ericsson | Fourth quarter and full-year report 2021	Alternative performance measures

Items excluding restructuring charges

Gross income, operating expenses, and EBIT are presented excluding restructuring charges and, for certain measures, as a percentage of net sales. Operating income has been renamed to EBIT and Operating margin to EBIT margin. The definition on EBIT and EBIT margin remain unchanged.

	2021				2020
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross income	30,821	24,776	23,857	21,295	28,257	24,762	20,917	19,788
Net sales	71,332	56,263	54,941	49,778	69,590	57,472	55,578	49,750
Gross margin (%)	43.2%	44.0%	43.4%	42.8%	40.6%	43.1%	37.6%	39.8%
Gross income	30,821	24,776	23,857	21,295	28,257	24,762	20,917	19,788
Restructuring charges included in cost of sales	199	6	6	62	5	73	312	335
Gross income excluding restructuring charges	31,020	24,782	23,863	21,357	28,262	24,835	21,229	20,123
Net sales	71,332	56,263	54,941	49,778	69,590	57,472	55,578	49,750
Gross margin excluding restructuring charges (%)	43.5%	44.0%	43.4%	42.9%	40.6%	43.2%	38.2%	40.4%
Operating expenses	-19,384	-16,359	-17,352	-15,976	-17,571	-16,121	-17,045	-15,543
Restructuring charges included in R&D expenses	140	-2	-1	—	-21	244	227	-39
Restructuring charges included in selling and administrative expenses	124	1	-1	15	8	13	144	5
Operating expenses excluding restructuring charges	-19,120	-16,360	-17,354	-15,961	-17,584	-15,864	-16,674	-15,577
EBIT	11,861	8,835	5,823	5,261	11,008	8,643	3,851	4,306
Net sales	71,332	56,263	54,941	49,778	69,590	57,472	55,578	49,750
EBIT margin (%)	16.6%	15.7%	10.6%	10.6%	15.8%	15.0%	6.9%	8.7%
EBIT	11,861	8,835	5,823	5,261	11,008	8,643	3,851	4,306
Total restructuring charges	463	5	4	77	-8	330	683	301
EBIT excluding restructuring charges	12,324	8,840	5,827	5,338	11,000	8,973	4,534	4,607
Net sales	71,332	56,263	54,941	49,778	69,590	57,472	55,578	49,750
EBIT margin excluding restructuring charges (%)	17.3%	15.7%	10.6%	10.7%	15.8%	15.6%	8.2%	9.3%

	2021				2020
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	100,749	69,928	45,152	21,295	93,724	65,467	40,705	19,788
Net sales	232,314	160,982	104,719	49,778	232,390	162,800	105,328	49,750
Gross margin (%)	43.4%	43.4%	43.1%	42.8%	40.3%	40.2%	38.6%	39.8%
Gross income	100,749	69,928	45,152	21,295	93,724	65,467	40,705	19,788
Restructuring charges included in cost of sales	273	74	68	62	725	720	647	335
Gross income excluding restructuring charges	101,022	70,002	45,220	21,357	94,449	66,187	41,352	20,123
Net sales	232,314	160,982	104,719	49,778	232,390	162,800	105,328	49,750
Gross margin excluding restructuring charges(%)	43.5%	43.5%	43.2%	42.9%	40.6%	40.7%	39.3%	40.4%
Operating expenses	-69,071	-49,687	-33,328	-15,976	-66,280	-48,709	-32,588	-15,543
Restructuring charges included in R&D expenses	137	-3	-1	—	411	432	188	-39
Restructuring charges included in selling and administrative expenses	139	15	14	15	170	162	149	5
Operating expenses excluding restructuring charges	-68,795	-49,675	-33,315	-15,961	-65,699	-48,115	-32,251	-15,577
EBIT	31,780	19,919	11,084	5,261	27,808	16,800	8,157	4,306
Net sales	232,314	160,982	104,719	49,778	232,390	162,800	105,328	49,750
EBIT margin (%)	13.7%	12.4%	10.6%	10.6%	12.0%	10.3%	7.7%	8.7%
EBIT	31,780	19,919	11,084	5,261	27,808	16,800	8,157	4,306
Total restructuring charges	549	86	81	77	1,306	1,314	984	301
EBIT excluding restructuring charges	32,329	20,005	11,165	5,338	29,114	18,114	9,141	4,607
Net sales	232,314	160,982	104,719	49,778	232,390	162,800	105,328	49,750
EBIT margin excluding restructuring charges(% )	13.9%	12.4%	10.7%	10.7%	12.5%	11.1%	8.7%	9.3%

39	Ericsson | Fourth quarter and full-year report 2021	Alternative performance measures

EBITA and EBITA margin / EBITA and EBITA margin excluding restructuring charges

Earnings before interest, taxes, amortizations, write-downs of acquired intangibles and excluding restructuring charges also expressed as a percentage of net sales.

EBITA and EBITA margin excluding restructuring charges has been added to the APM.

	2021				2020
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Netincome	10,146	5,766	3,900	3,168	7,192	5,566	2,585	2,280
Taxes	770	2,471	1,469	1,560	3,721	3,186	1,558	1,124
Financial income and expenses, net	945	598	454	533	95	-109	-292	902
Amortizations and write-downs of acquired intangibles	436	464	294	283	276	365	258	321
EBITA	12,297	9,299	6,117	5,544	11,284	9,008	4,109	4,627
Net sales	71,332	56,263	54,941	49,778	69,590	57,472	55,578	49,750
EBITA margin (%)	17.2%	16.5%	11.1%	11.1%	16.2%	15.7%	7.4%	9.3%
Restructuring charges	463	5	4	77	-8	330	683	301
EBITA excluding restructuring charges	12,760	9,304	6,121	5,621	11,276	9,338	4,792	4,928
EBITA margin excluding restructuring charges (%)	17.9%	16.5%	11.1%	11.3%	16.2%	16.2%	8.6%	9.9%

	2021				2020
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income	22,980	12,834	7,068	3,168	17,623	10,431	4,865	2,280
Taxes	6,270	5,500	3,029	1,560	9,589	5,868	2,682	1,124
Financial income and expenses, net	2,530	1,585	987	533	596	501	610	902
Amortizations and write-downs of acquired intangibles	1,477	1,041	577	283	1,220	944	579	321
EBITA	33,257	20,960	11,661	5,544	29,028	17,744	8,736	4,627
Net sales	232,314	160,982	104,719	49,778	232,390	162,800	105,328	49,750
EBITA margin (%)	14.3%	13.0%	11.1%	11.1%	12.5%	10.9%	8.3%	9.3%
Restructuring charges	549	86	81	77	1,306	1,314	984	301
EBITA excluding restructuring charges	33,806	21,046	11,742	5,621	30,334	19,058	9,720	4,928
EBITA margin excluding restructuring charges (%)	14.6%	13.1%	11.2%	11.3%	13.1%	11.7%	9.2%	9.9%

Rolling four quarters of net sales and EBIT margin excluding restructuring charges (%)

Net sales, EBIT margin and restructuring charges as a sum of last four quarters.

	2021				2020
Rolling four quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	232,314	230,572	231,781	232,418	232,390	229,173	228,828	228,060
EBIT	31,780	30,927	30,735	28,763	27,808	22,925	10,086	9,974
Restructuring charges	549	78	403	1,082	1,306	1,641	1,458	893
EBIT excl.restr.charges	32,329	31,005	31,138	29,845	29,114	24,566	11,544	10,867
EBIT margin excl.restr.charges(% )	13.9%	13.4%	13.4%	12.8%	12.5%	10.7%	5.0%	4.8%

40	Ericsson | Fourth quarter and full-year report 2021	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2021				2020
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	54,050	46,476	43,273	40,543	43,612	48,774	45,655	48,347
+ Interest-bearing securities, current	12,932	15,016	12,855	4,599	6,820	5,552	5,739	7,834
+ Interest-bearing securities, non-current	30,626	26,668	20,998	23,477	21,613	23,898	24,025	23,335
Grosscash, end of period	97,608	88,160	77,126	68,619	72,045	78,224	75,419	79,516
-Borrowings, current	9,590	10,155	11,737	2,353	7,942	14,587	15,290	17,759
-Borrowings, non-current	22,241	22,282	21,673	23,299	22,218	22,132	22,581	23,381
Net cash, end of period	65,777	55,723	43,716	42,967	41,885	41,505	37,548	38,376

Capital employed

Total assets less non-interest-bearing provisions and liabilities.

	2021				2020
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total assets	305,614	290,527	281,045	270,319	271,530	277,187	276,778	292,307
Non-interest-bearing provisions and liabilities
Provisions, non-current	3,722	2,471	1,922	2,337	2,886	2,378	2,240	2,703
Deferred tax liabilities	884	909	975	1,049	1,089	1,102	1,164	1,060
Other non-current liabilities	1,587	1,605	1,596	1,326	1,383	1,759	1,813	2,178
Provisions, current	5,782	6,342	7,310	8,708	7,580	8,544	8,363	8,357
Contract liabilities	32,834	33,869	36,621	32,054	26,440	29,393	31,532	34,265
Trade payables	35,684	31,877	29,638	29,135	31,988	30,704	32,182	29,840
Other current liabilities	40,838	41,434	37,153	40,522	38,174	37,905	34,834	40,521
Capitalem ployed	184,283	172,020	165,830	155,188	161,990	165,402	164,650	173,383

Capital turnover

Annualized net sales divided by average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2021				2020
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Netsales	71,332	56,263	54,941	49,778	69,590	57,472	55,578	49,750
Annualized net sales	285,328	225,052	219,764	199,112	278,360	229,888	222,312	199,000
Average capitalem ployed
Capital employed at beginning of period	172,020	165,830	155,188	161,990	165,402	164,650	173,383	165,273
Capital employed at end of period	184,283	172,020	165,830	155,188	161,990	165,402	164,650	173,383
Average capital employed	178,152	168,925	160,509	158,589	163,696	165,026	169,017	169,328
Capital turnover (times)	1.6	1.3	1.4	1.3	1.7	1.4	1.3	1.2

	2021				2020
Year to date,SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-M ar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-M ar
Net sales	232,314	160,982	104,719	49,778	232,390	162,800	105,328	49,750
Annualized net sales	232,314	214,643	209,438	199,112	232,390	217,067	210,656	199,000
Average capitalem ployed
Capital employed at beginning of period	161,990	161,990	161,990	161,990	165,273	165,273	165,273	165,273
Capital employed at end of period	184,283	172,020	165,830	155,188	161,990	165,402	164,650	173,383
Average capital employed	173,137	167,005	163,910	158,589	163,632	165,338	164,962	169,328
Capitalturnover(tim es)	1.3	1.3	1.3	1.3	1.4	1.3	1.3	1.2

41	Ericsson | Fourth quarter and full-year report 2021	Alternative performance measuresx

Return on capital employed

The annualized total of EBIT as a percentage of average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2021				2020
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
EBIT	11,861	8,835	5,823	5,261	11,008	8,643	3,851	4,306
Annualized EBIT	47,444	35,340	23,292	21,044	44,032	34,572	15,404	17,224
Average capitalem ployed
Capital employed at beginning of period	172,020	165,830	155,188	161,990	165,402	164,650	173,383	165,273
Capital employed at end of period	184,283	172,020	165,830	155,188	161,990	165,402	164,650	173,383
Average capital employed	178,152	168,925	160,509	158,589	163,696	165,026	169,017	169,328
Return on capitalem ployed (% )	26.6%	20.9%	14.5%	13.3%	26.9%	20.9%	9.1%	10.2%

	2021				2020
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-M ar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-M ar
EBIT	31,780	19,919	11,084	5,261	27,808	16,800	8,157	4,306
Annualized EBIT	31,780	26,559	22,168	21,044	27,808	22,400	16,314	17,224
Average capitalem ployed
Capital employed at beginning of period	161,990	161,990	161,990	161,990	165,273	165,273	165,273	165,273
Capital employed at end of period	184,283	172,020	165,830	155,188	161,990	165,402	164,650	173,383
Average capital employed	173,137	167,005	163,910	158,589	163,632	165,338	164,962	169,328
Return on capitalem ployed (% )	18.4%	15.9%	13.5%	13.3%	17.0%	13.5%	9.9%	10.2%

Equity ratio

Equity expressed as a percentage of total assets.

	2021				2020
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total equity	107,099	95,628	91,695	88,124	85,177	82,485	78,472	79,113
Total as sets	305,614	290,527	281,045	270,319	271,530	277,187	276,778	292,307
Equity ratio (% )	35.0%	32.9%	32.6%	32.6%	31.4%	29.8%	28.4%	27.1%

Return on equity

Annualized net income attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2021				2020
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Netincom e attributable to ow ners of the Parent Com pany	10,076	5,752	3,679	3,187	7,522	5,353	2,452	2,156
Annualized	40,304	23,008	14,716	12,748	30,088	21,412	9,808	8,624
Average stockholders’ equity
Stockholders’ equity, beginning of period	97,323	93,331	89,782	86,674	82,830	79,005	79,841	82,559
Stockholders’ equity, end of period	108,775	97,323	93,331	89,782	86,674	82,830	79,005	79,841
Average stockholders’ equity	103,049	95,327	91,557	88,228	84,752	80,918	79,423	81,200
Return on equity (% )	39.1%	24.1%	16.1%	14.4%	35.5%	26.5%	12.3%	10.6%

	2021				2020
Year to date,SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Netincom e attributable to ow nersofthe ParentCom pany	22,694	12,618	6,866	3,187	17,483	9,961	4,608	2,156
Annualized	22,694	16,824	13,732	12,748	17,483	13,281	9,216	8,624
Average stockholders’equity
Stockholders’ equity, beginning of period	86,674	86,674	86,674	86,674	82,559	82,559	82,559	82,559
Stockholders’ equity, end of period	108,775	97,323	93,331	89,782	86,674	82,830	79,005	79,841
Average stockholders’ equity	97,725	91,999	90,003	88,228	84,617	82,695	80,782	81,200
Return on equity (% )	23.2%	18.3%	15.3%	14.4%	20.7%	16.1%	11.4%	10.6%

42	Ericsson | Fourth quarter and full-year report 2021	Alternative performance measures

Adjusted earnings per share

Adjusted earnings per share, diluted, excluding amortizations and write-downs of acquired intangible assets and excluding restructuring charges.

	2021				2020
Isolated quarters, SEK	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Earnings per share, diluted	3.02	1.73	1.10	0.96	2.26	1.61	0.74	0.65
Restructuring charges	0.11	0.00	0.00	0.02	0.01	0.08	0.14	0.07
Am ortizations and write-downs of acquired intangibles	0.10	0.09	0.07	0.06	0.06	0.08	0.06	0.07
Adjusted earnings pershare	3.23	1.82	1.17	1.04	2.33	1.77	0.94	0.79

	2021				2020
Year to date, SEK	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Earnings per share, diluted	6.81	3.79	2.06	0.96	5.26	3.00	1.39	0.65
Restructuring charges	0.13	0.02	0.02	0.02	0.30	0.29	0.21	0.07
Am ortizationsand write-downs of acquired intangibles	0.32	0.22	0.13	0.06	0.27	0.21	0.13	0.07
Adjusted earnings per share	7.26	4.03	2.21	1.04	5.83	3.50	1.73	0.79

Free cash flow before M&A / Free cash flow after M&A

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments (excluding M&A) and repayment of lease liabilities.

Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.

	2021				2020
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	15,196	14,724	5,940	3,205	13,903	5,279	5,449	4,302
Net capital expenditures and other investments (excl M&A)
Investments in property, plant and equipment	-701	-1,040	-1,007	-915	-1,090	-963	-1,327	-1,113
Sales of property, plant and equipment	34	40	17	24	104	55	69	26
Product development	-302	-190	-266	-204	-177	-167	-211	-262
Other investing activities	-122	-4	—	-5	668	301	-126	-42
Repayment of lease liabilities	-623	-580	-617	-548	-636	-567	-618	-596
Free cash flow before M &A	13,482	12,950	4,067	1,557	12,772	3,938	3,236	2,315
Acquisitions/ divestments of subs and other operations, net	178	-55	-69	5	-9,256	-89	-45	-208
Free cash flow after M &A	13,660	12,895	3,998	1,562	3,516	3,849	3,191	2,107

	2021				2020
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	39,065	23,869	9,145	3,205	28,933	15,030	9,751	4,302
Net capital expenditures and other investments(excl M&A)
Investments in property, plant and equipment	-3,663	-2,962	-1,922	-915	-4,493	-3,403	-2,440	-1,113
Sales of property, plant and equipment	115	81	41	24	254	150	95	26
Product development	-962	-660	-470	-204	-817	-640	-473	-262
Other investing activities	-131	-9	-5	-5	801	133	-168	-42
Repayment of lease liabilities	-2,368	-1,745	-1,165	-548	-2,417	-1,781	-1,214	-596
Free cash flow before M &A	32,056	18,574	5,624	1,557	22,261	9,489	5,551	2,315
Acquisitions/ divestments of subs and other operations, net	59	-119	-64	5	-9,598	-342	-253	-208
Free cash flow after M &A	32,115	18,455	5,560	1,562	12,663	9,147	5,298	2,107

43	Ericsson | Fourth quarter and full-year report 2021	Alternative performance measures

Sales growth by segment adjusted for comparable units and currency

	2021				2020
Isolated quarter, year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	3%	0%	11%	15%	20%	13%	4%	0%
Digital Services	0%	1%	0%	3%	3%	-5%	-5%	-9%
Managed Services	-8%	-7%	-2%	-8%	-12%	-9%	-12%	-5%
Emerging Businessand Other¹)	16%	4%	13%	9%	-4%	2%	-6%	-8%

Total¹)	2%	-1%	8%	10%	13%	7%	0%	-2%

	2021				2020
Year to date, year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	7%	8%	13%	15%	10%	6%	2%	0%
Digital Services	1%	1%	1%	3%	-3%	-6%	-7%	-9%
Managed Services	-6%	-5%	-5%	-8%	-10%	-9%	-9%	-5%
Emerging Business and Other1)	11%	9%	11%	9%	-4%	-4%	-7%	-8%

Total¹)	4%	6%	9%	10%	5%	2%	-1%	-2%

1)	Adjusted for Cradlepoint acquisition in November 2020.

Sales growth by market area adjusted for comparable units and currency

	2021				2020
Isolated quarter, year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	-13%	-16%	14%	21%	13%	11%	-3%	-6%
North East Asia	-22%	-33%	1%	78%	38%	49%	19%	-1%
North America	15%	13%	11%	10%	21%	6%	1%	5%
Europe and Latin America	12%	9%	14%	12%	4%	-1%	-6%	-8%
Middle Eastand Africa	5%	-8%	-10%	-16%	-17%	-3%	-5%	4%

Total	2%	-1%	8%	10%	13%	7%	0%	-2%

	2021				2020
Year to date, year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	-1%	4%	17%	21%	5%	1%	-4%	-6%
North East Asia	-8%	1%	27%	78%	30%	26%	12%	-1%
North America	12%	11%	11%	10%	8%	4%	3%	5%
Europe and Latin America	12%	12%	13%	12%	-2%	-5%	-7%	-8%
Middle Eastand Africa	-7%	-12%	-13%	-16%	-6%	-1%	-1%	4%

Total	4%	6%	9%	10%	5%	2%	-1%	-2%

44	Ericsson | Fourth quarter and full-year report 2021	Alternative performance measures

Gross margin by segment by quarter

	2021				2020
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Netw orks	46.3%	47.8%	47.9%	46.1%	43.4%	46.5%	40.2%	44.4%
Digital Services	42.8%	42.2%	37.9%	43.5%	40.9%	43.4%	43.6%	39.9%
Managed Services	18.2%	18.7%	19.0%	19.4%	17.7%	19.9%	17.1%	16.3%
Emerging Business and Other	34.9%	39.4%	37.9%	36.6%	35.3%	32.0%	12.6%	21.7%

Total	43.2%	44.0%	43.4%	42.8%	40.6%	43.1%	37.6%	39.8%

	2021				2020
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Netw orks	47.0%	47.3%	47.0%	46.1%	43.6%	43.7%	42.2%	44.4%
Digital Services	41.7%	41.2%	40.5%	43.5%	41.9%	42.4%	41.9%	39.9%
Managed Services	18.8%	19.0%	19.2%	19.4%	17.8%	17.8%	16.7%	16.3%
Emerging Business and Other	37.2%	38.0%	37.3%	36.6%	25.6%	22.1%	17.1%	21.7%

Total	43.4%	43.4%	43.1%	42.8%	40.3%	40.2%	38.6%	39.8%

EBIT margin by segment by quarter

	2021				2020
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Netw orks	23.0%	23.7%	21.7%	20.0%	21.5%	22.0%	13.2%	16.6%
Digital Services	2.4%	-9.5%	-19.9%	-22.0%	3.9%	-6.8%	-8.1%	-19.3%
Managed Services	6.6%	7.7%	8.1%	6.4%	6.9%	8.9%	4.7%	7.1%
Emerging Business and Other	-25.8%	-17.7%	-81.1%	-44.4%	-28.5%	-26.7%	-60.5%	-32.7%

Total	16.6%	15.7%	10.6%	10.6%	15.8%	15.0%	6.9%	8.7%

	2021				2020
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	22.2%	21.9%	20.9%	20.0%	18.6%	17.4%	14.8%	16.6%
Digital Services	-10.0%	-16.7%	-20.9%	-22.0%	-5.9%	-11.0%	-13.3%	-19.3%
Managed Services	7.2%	7.4%	7.3%	6.4%	6.9%	6.9%	5.9%	7.1%
Emerging Business and Other	-42.2%	-48.2%	-64.3%	-44.4%	-37.0%	-40.1%	-46.8%	-32.7%

Total	13.7%	12.4%	10.6%	10.6%	12.0%	10.3%	7.7%	8.7%

45	Ericsson | Fourth quarter and full-year report 2021	Alternative performance measures

Restructuring charges by function

	2021				2020
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-199	-6	-6	-62	-5	-73	-312	-335
Research and development expenses	-140	2	1	0	21	-244	-227	39
Selling and administr ative expenses	-124	-1	1	-15	-8	-13	-144	-5

Total	-463	-5	-4	-77	8	-330	-683	-301

	2021				2020
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-M ar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Costofsales	-273	-74	-68	-62	-725	-720	-647	-335
Research and development expenses	-137	3	1	0	-411	-432	-188	39
Selling and administr ative expenses	-139	-15	-14	-15	-170	-162	-149	-5

Total	-549	-86	-81	-77	-1,306	-1,314	-984	-301

Restructuring charges by segment

	2021				2020
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-278	1	-9	24	-19	-272	-380	-75
of which cost of sales	-77	1	-1	24	-20	-79	-110	-72
of which operating expenses	-201	0	-8	0	1	-193	-270	-3
Digital Services	-115	-4	-3	-8	14	-87	34	20
of which cost of sales	-76	-6	-2	-3	-10	-8	3	-16
of which operating expenses	-39	2	-1	-5	24	-79	31	36
Managed Services	-43	-1	-1	-79	0	-11	-2	-245
of which cost of sales	-40	-1	0	-79	0	-11	-2	-245
of which operating expenses	-3	0	-1	0	0	0	0	0
Emerging Business and Other	-27	-1	9	-14	13	40	-335	-1
of which cost of sales	-6	0	-3	-4	25	25	-203	-2
of which operating expenses	-21	-1	12	-10	-12	15	-132	1

Total	-463	-5	-4	-77	8	-330	-683	-301

	2021				2020
Year to date,SEK m illion	Jan-Dec	Jan-Sep	Jan-Jun	Jan-M ar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-262	16	15	24	-746	-727	-455	-75
of which cost of sales	-53	24	23	24	-281	-261	-182	-72
of which operating expenses	-209	-8	-8	0	-465	-466	-273	-3
Digital Services	-130	-15	-11	-8	-19	-33	54	20
of which cost of sales	-87	-11	-5	-3	-31	-21	-13	-16
of which operating expenses	-43	-4	-6	-5	12	-12	67	36
Managed Services	-124	-81	-80	-79	-258	-258	-247	-245
of which cost of sales	-120	-80	-79	-79	-258	-258	-247	-245
of which operating expenses	-4	-1	-1	0	0	0	0	0
Emerging Business and Other	-33	-6	-5	-14	-283	-296	-336	-1
of which cost of sales	-13	-7	-7	-4	-155	-180	-205	-2
of which operating expenses	-20	1	2	-10	-128	-116	-131	1

Total	-549	-86	-81	-77	-1,306	-1,314	-984	-301

46	Ericsson | Fourth quarter and full-year report 2021	Alternative performance measures

Gross income and gross margin excluding restructuring charges by segment

	2021				2020
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	23,720	19,400	19,112	16,690	21,450	19,454	16,132	15,658
Digital Services	5,532	3,650	2,992	3,005	5,193	3,795	3,735	2,945
Managed Services	1,014	945	975	1,021	1,031	1,104	957	1,178
Emerging Business and Other	754	787	784	641	588	482	405	342

Total	31,020	24,782	23,863	21,357	28,262	24,835	21,229	20,123

	2021				2020
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	46.4%	47.8%	47.9%	46.0%	43.5%	46.7%	40.5%	44.6%
Digital Services	43.4%	42.3%	37.9%	43.6%	41.0%	43.5%	43.6%	40.1%
Managed Services	18.9%	18.7%	19.0%	21.0%	17.7%	20.1%	17.2%	20.6%
Emerging Business and Other	35.2%	39.4%	38.1%	36.8%	33.8%	30.5%	25.3%	21.9%

Total	43.5%	44.0%	43.4%	42.9%	40.6%	43.2%	38.2%	40.4%

	2021				2020
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-M ar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-M ar
Networks	78,922	55,202	35,802	16,690	72,694	51,244	31,790	15,658
Digital Services	15,179	9,647	5,997	3,005	15,668	10,475	6,680	2,945
Managed Services	3,955	2,941	1,996	1,021	4,270	3,239	2,135	1,178
Emerging Business and Other	2,966	2,212	1,425	641	1,817	1,229	747	342

Total	101,022	70,002	45,220	21,357	94,449	66,187	41,352	20,123

	2021				2020
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-M ar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-M ar
Networks	47.0%	47.3%	47.0%	46.0%	43.8%	43.9%	42.4%	44.6%
Digital Services	42.0%	41.2%	40.6%	43.6%	42.0%	42.5%	42.0%	40.1%
Managed Services	19.4%	19.6%	20.0%	21.0%	18.9%	19.3%	18.9%	20.6%
Emerging Business and Other	37.3%	38.1%	37.5%	36.8%	28.0%	25.9%	23.6%	21.9%

Total	43.5%	43.5%	43.2%	42.9%	40.6%	40.7%	39.3%	40.4%

47	Ericsson | Fourth quarter and full-year report 2021	Alternative performance measures

EBIT and EBIT margin excluding restructuring charges by segment

	2021				2020
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	12,035	9,623	8,653	7,217	10,623	9,437	5,635	5,902
Digital Services	419	-818	-1,565	-1,510	485	-504	-731	-1,437
Managed Services	396	387	417	392	401	502	265	653
Emerging Business and Other	-526	-352	-1,678	-761	-509	-462	-635	-511

Total	12,324	8,840	5,827	5,338	11,000	8,973	4,534	4,607

	2021				2020
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	23.6%	23.7%	21.7%	19.9%	21.5%	22.7%	14.1%	16.8%
Digital Services	3.3%	-9.5%	-19.8%	-21.9%	3.8%	-5.8%	-8.5%	-19.6%
Managed Services	7.4%	7.7%	8.1%	8.1%	6.9%	9.1%	4.8%	11.4%
Emerging Business and Other	-24.5%	-17.6%	-81.5%	-43.7%	-29.3%	-29.2%	-39.6%	-32.7%

Total	17.3%	15.7%	10.6%	10.7%	15.8%	15.6%	8.2%	9.3%

	2021				2020
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-M ar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-M ar
Networks	37,528	25,493	15,870	7,217	31,597	20,974	11,537	5,902
Digital Services	-3,474	-3,893	-3,075	-1,510	-2,187	-2,672	-2,168	-1,437
Managed Services	1,592	1,196	809	392	1,821	1,420	918	653
Emerging Business and Other	-3,317	-2,791	-2,439	-761	-2,117	-1,608	-1,146	-511

Total	32,329	20,005	11,165	5,338	29,114	18,114	9,141	4,607

	2021				2020
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-M ar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-M ar
Networks	22.4%	21.8%	20.8%	19.9%	19.0%	18.0%	15.4%	16.8%
Digital Services	-9.6%	-16.6%	-20.8%	-21.9%	-5.9%	-10.8%	-13.6%	-19.6%
Manage d Services	7.8%	8.0%	8.1%	8.1%	8.1%	8.5%	8.1%	11.4%
Emerging Business and Other	-41.7%	-48.1%	-64.2%	-43.7%	-32.6%	-33.9%	-36.2%	-32.7%

Total	13.9%	12.4%	10.7%	10.7%	12.5%	11.1%	8.7%	9.3%

Rolling four quarters of net sales by segment

	2021				2020
Rolling four quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	167,838	166,107	167,174	167,126	165,978	161,060	158,662	156,654
Digital Services	36,151	36,086	36,189	36,877	37,324	37,821	38,969	39,385
Managed Services	20,379	20,840	21,297	21,751	22,600	23,812	24,673	25,423
Emerging Business and Other	7,946	7,539	7,121	6,664	6,488	6,480	6,524	6,598

Total	232,314	230,572	231,781	232,418	232,390	229,173	228,828	228,060

Rolling four quarters of EBIT margin excluding restructuring charges by segment (%)

	2021				2020
Rolling fourquarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	22.4%	21.7%	21.5%	19.7%	19.0%	17.0%	15.9%	16.1%
Digital Services	-9.6%	-9.4%	-8.5%	-6.1%	-5.9%	-7.0%	-6.8%	-8.2%
Managed Services	7.8%	7.7%	8.0%	7.2%	8.1%	7.4%	7.4%	6.9%
Emerging Business and Other	-41.7%	-43.8%	-47.9%	-35.5%	-32.6%	-30.5%	-196.5%	-195.5%

Total	13.9%	13.4%	13.4%	12.8%	12.5%	10.7%	5.0%	4.8%

48	Ericsson | Fourth quarter and full-year report 2021	Alternative performance measures

EBITA and EBITA margin by segment by quarter

	2021				2020
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	11,787	9,643	8,679	7,274	10,636	9,347	5,321	5,957
Digital Services	569	-701	-1,445	-1,400	625	-461	-563	-1,283
Managed Services	359	396	417	314	403	492	264	409
Emerging Business and Other	-418	-39	-1,534	-644	-380	-370	-913	-456

Total	12,297	9,299	6,117	5,544	11,284	9,008	4,109	4,627

	2021				2020
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	23.1%	23.8%	21.8%	20.1%	21.5%	22.4%	13.4%	17.0%
Digital Services	4.5%	-8.1%	-18.3%	-20.3%	4.9%	-5.3%	-6.6%	-17.5%
Managed Services	6.7%	7.9%	8.1%	6.5%	6.9%	8.9%	4.7%	7.2%
Emerging Business and Other	-19.5%	-2.0%	-74.5%	-37.0%	-21.9%	-23.4%	-57.0%	-29.1%

Total	17.2%	16.5%	11.1%	11.1%	16.2%	15.7%	7.4%	9.3%

	2021				2020
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	37,383	25,596	15,953	7,274	31,261	20,625	11,278	5,957
Digital Services	-2,977	-3,546	-2,845	-1,400	-1,682	-2,307	-1,846	-1,283
Managed Services	1,486	1,127	731	314	1,568	1,165	673	409
Emerging Business and Other	-2,635	-2,217	-2,178	-644	-2,119	-1,739	-1,369	-456

Total	33,257	20,960	11,661	5,544	29,028	17,744	8,736	4,627

	2021				2020
Year to date , as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	22.3%	21.9%	20.9%	20.1%	18.8%	17.7%	15.0%	17.0%
Digital Services	-8.2%	-15.1%	-19.2%	-20.3%	-4.5%	-9.4%	-11.6%	-17.5%
Managed Services	7.3%	7.5%	7.3%	6.5%	6.9%	6.9%	6.0%	7.2%
Emerging Business and Other	-33.2%	-38.2%	-57.3%	-37.0%	-32.7%	-36.6%	-43.2%	-29.1%

Total	14.3%	13.0%	11.1%	11.1%	12.5%	10.9%	8.3%	9.3%

Other ratios

	Q4		Jan-Dec
	2021	2020	2021	2020
Days sales outstanding	—	—	71	69
Inventory turnover days	79	86	88	78
Payable days	76	69	94	82

49	Ericsson | Fourth quarter and full-year report 2021	Alternative performance measures

Updated version of 2020 Annual Report risk factors

All the information in this Annual Report and in particular the risks and uncertainties outlined below should be carefully considered. Based on the information currently known to the Company, Ericsson believes that the following section identifies the most significant risks affecting our business. Any of the factors described below, or any other risk factors discussed elsewhere in this report, could have a material negative effect on strategic objectives, business, operations, future performance, revenues, operating and after-tax results, profit margins, financial condition, cash flow, liquidity, credit rating, market share, reputation, brand and/or our share price. Additional risks and uncertainties not presently known to the Company or that Ericsson currently believes to be immaterial may also materially adversely affect our business. Furthermore, our operating results may have a greater variability than in the past and Ericsson may have difficulties in accurately predicting future developments. See also “Forward-Looking Statements”.

1 Risks related to business activities and industry

1.1 Ongoing geopolitical and trade uncertainty from a range of factors may have a material adverse impact on our business, operations, business prospects and consequently on operating results, financial conditions and our ability to meet our targets.

Geopolitical alliances are shifting as global tensions, including between US-China, drive growing economic, technological, military, and political competition across the world. At the same time, there are numerous ongoing local and regional conflicts, of which the increasing tensions in the region between the Ukraine and Russia are of particular significance. It is not yet clear how these new dynamics will play out across the world, but we can expect more difficulty navigating through this variable geopolitical geometry, as old alliances fracture and new ones emerge. These tensions, including trade restrictions, and increased safeguards for national security purposes, can impact global market conditions and continue to be challenging for global supply chains in general and ICT supply chains in particular. These uncertainties include the effects of trade disputes and other political tensions involving the governments of the European Union, the US. China and Russia.

There are also uncertainties for the future bilateral trading relationship between China and several countries as a result of the restrictions towards Chinese vendors in 5G networks that have been adopted. Of special relevance for Ericsson in this context is the trade relationship between Sweden and China, since Ericsson, even though it is a global company with a global presence, has its headquarters in Sweden and therefore risks being affected by any deterioration of the Swedish-Chinese relationship. For example, the decision by the Post and Telecommunication Authority to exclude Huawei and ZTE products from 5G networks is still subject to judicial appeal.

Because the Company’s continued business operations in China are part of Ericsson’s current and future growth plans, further changes in the economic and political policies in or relating to China could have a material adverse effect on the Company’s business. During the last years Ericsson has also seen the global free trade system, that has hitherto allowed increased efficiency and economic growth, facing sustained challenges, including towards the World Trade Organization (WTO) dispute settlement body. Any increased prospect of government policies and actions violating WTO agreements could negatively impact Ericsson’s ability to benefit from open markets and free trade.

The mandated, or otherwise required, localization of manufacturing and R&D – as well as their digital counterparts (including localization of IT-infrastructure and restrictions on data flows) has been steadily growing and have been motivated by either protectionism, indigenous industrial policies or national security. There is a risk of moves away from global value chains and towards more regional or national alternatives. Governments may continue to impose conditions that require the use of local suppliers and local production or partnerships with local companies for R&D and IT-infrastructure, require the license or other transfer of intellectual property, or engage in other efforts to promote local businesses and local competitors, which could have a significant adverse impact on Ericsson to pursue a business globally.

The geopolitical situation can have consequences on the entire industry, with the possibility of further industry split, separation of global value chains and separation of global standards for mobile telecommunications. These developments have also led to several countries evaluating how to ensure uninterrupted access to telecommunication network infrastructure, for example through promoting disaggregation of the Radio Access Network and support of national communication network infrastructure champions as alternative to the established global vendors such as Ericsson - although the timing and extent of this remains unclear.

All of the above may have a material and potentially lasting adverse impact on Ericsson’s international product development and supply chains and necessitates a flexible and adaptive organizational setup, therefore impacting its profitability and business as a whole. Such adverse impacts may include for example:

•	Reduced or loss of sales and market share, e.g. in China, and weakened market position

•	Reduced or lost market access

•	Decreased ability for unrestricted use of Ericsson’s global supply chain for all markets, e.g. as a result of import or export restrictions in the US and China

•	Increased trade restrictions, tariffs and increased costs which may not be recoverable

•	Separation of global standards for mobile telecommunication

•	Sourcing restrictions and constraints for access to hardware and software products and components

•	Reduced efficiency in R&D and restrictions in use of R&D resources

•	Deferrals of purchases, with lower revenues not fully compensated through reduced costs

•	Excess and obsolete inventories and excess manufacturing capacity

•	Financial difficulties or failures among Ericsson’s suppliers

•	Impairment losses related to Ericsson’s intangible assets as a result of lower forecasted sales of certain products

•	Increased difficulties in forecasting sales and financial results as well as increased volatility in Ericsson’s reported results.

50	Ericsson | Fourth quarter and full-year report 2021

Updated version of 2020 Annual Report risk factors

1.2 Challenging global economic conditions may adversely impact the demand, cost and pricing for Ericsson’s products and services as well as limit the Company’s ability to grow.

The challenging global economic conditions, e.g. due to the pandemic, downturn in the global economy, political unrest and uncertainty, labor and supply shortages, increasing inflation and rising interest rates, or geopolitical risks and trade frictions may have adverse, wide-ranging effects on demand for Ericsson’s products and for the products of Ericsson’s customers. This could cause operators and other customers to postpone investments or initiate other cost-cutting measures to maintain or improve their financial position. This could also result in significantly reduced expenditures for the Company’s products and services, including network infrastructure, in which case Ericsson’s operating results would suffer. If demand for the Company’s products and services were to fall, Ericsson may experience material adverse effects on Ericsson’s revenues, cash flow, capital employed and value of the Company’s assets and Ericsson could incur operating losses.

Furthermore, if demand is significantly weaker or more volatile than expected, Ericsson’s credit rating, borrowing opportunities and costs as well as the trading price of Ericsson’s shares could be adversely impacted. Should global economic conditions fail to improve or should they worsen or should political unrest and uncertainty, labor and supply shortages, increasing inflation and rising interest rates, or geopolitical problems or trade frictions fail to improve or should they worsen, other business risks Ericsson face could intensify and could also negatively impact Ericsson’s business prospects of operators and other customers . Some operators and other customers, in particular in markets with weak currencies, may incur funding difficulties and slower traffic development, which may negatively affect their investment plans and cause them to purchase less of the Company’s products and services. Increased inflation may impact our cost base through increased costs of labor and supply of material, products and services . Although inflation is a normal part of business and the Company have measures in place to this, it may not be possible to fully compensate such increased costs through increased sales prices to the Company’s customers, leading to lower margins and decreased financial performance. The potential adverse effects of an economic downturn include:

•	Reduced demand for products and services, resulting in increased price competition or deferrals of purchases, with lower revenues not fully compensated through reduced costs

•	Excess and obsolete inventories and excess manufacturing capacity

•	Financial difficulties or failures among Ericsson’s suppliers

•	Increased demand for customer finance, difficulties in collection of accounts receivable and increased risk of counter party failures

•	Impairment losses related to Ericsson’s intangible assets as a result of lower forecasted sales of certain products

•	Increased difficulties in forecasting sales and financial results as well as increased volatility in Ericsson’s reported results

•	Changes in the value in the Company’s pension plan assets resulting from, for example, adverse equity and credit market developments and/ or increased pension liabilities resulting from, for example, lower discount rates. Such development may trigger additional pension trust capitalization needs negatively affecting the company’s cash balance.

•	End user demand could also be adversely affected by reduced consumer spending on technology, changed operator pricing, security breaches and trust issues.

1.3 Ericsson’s business depends upon the continued growth of mobile communications and the success of Ericsson’s existing and targeted customer base. If growth slows or if the Company’s customers do not manage to maintain or grow relevance in the digital value chain or if Ericsson’s products and/or services are not successful, Ericsson’s customers’ investment in networks may slow or stop, harming the Company’s business and operating results.

A substantial portion of Ericsson’s business depends on the continued growth of mobile communications in terms of both the number of subscriptions and usage per subscriber, which in turn drives the continued deployment and expansion of network systems by Ericsson’s customers. If operators fail to increase the number of subscribers and/or usage does not increase, or if they fail to utilize opportunities from the technological evolution, Ericsson’s business and operating results could be materially adversely affected. Also, if operators fail to monetize services, fail to adapt their business models or experience a decline in their revenues or profitability, their willingness to further invest in their existing and new networks may decrease which will reduce their demand for Ericsson’s products and services and have an adverse effect on the Company’s business, operating results, and financial condition.

Traffic development on cellular networks could be affected if more traffic is offloaded to WI-FI-networks. Further alternative services provided over the internet have profound effects on operator voice/SMS revenues with possible reduced capital expenses consequences. Ericsson’s strategy depends on the development and success of global standards. This could be affected adversely in the future by industry forces more interested in de-facto standards or geopolitical forces leading to standards fragmentation and increased difficulties of creating economies of scale.

Fixed and mobile networks converge and new technologies, such as IP and broadband, enable operators to deliver services in both fixed and mobile networks. Ericsson is dependent on the uptake of such services and the outcome of regulatory and standardization activities such as spectrum allocation. If delays in uptake, standardization or regulation occur, this could adversely affect Ericsson’s business, operating results, and financial condition.

1.4 Pandemics, such as for example the one caused by the Coronavirus, COVID-19, could severely impact Ericsson’s business and local and global operations.

Pandemics, such as for example the one caused by the COVID-19 in March 2020 and its continued prolonged effects, could severely impact Ericsson’s local and global operations related to e.g. Service Delivery, Research & Development, Sales and Supply, as well as the Company’s customers and suppliers, which could result in significant financial and other consequences. For example, the COVID-19 pandemic has caused challenges and risks relating to travel and lockdowns limiting access to sites, transportation and logistics and impacting the flow of goods , as well as having major parts of the workforce working remotely. The infection rate in Ericsson markets can increase, giving further disturbances to the Company’s operations, including in network deployments and impacting corresponding revenues. Although Ericsson further strengthens business continuity measures to be able to continue to support Ericsson’s customers’ needs and mitigate any impact to the Company’s business, disruptions to the global economy and to the operations and business of Ericsson’s customers, suppliers, and partners could cause disturbances in the Company’s operations and may have a material adverse effects on Ericsson’s business and financial position. Moreover, the extensive working from home may limit creativity and efficiency in parts of the Company’s operations, as well as negatively impact the health and motivation for some of Ericsson’s employees.

The extent to which the COVID-19 pandemic will impact our business, financial performance and liquidity, including our ability to execute our near-term and long-term business strategies and initiatives in the expected time frame, will depend on future developments, including the duration and severity of the pandemic, the emergence of new variants, changes in infection rates, the vaccine participation rate, the effectiveness of vaccines and the speed with which the vaccine can be distributed, as well as regulations and requirements impacting the return of employees to the offices and/or our ability to visit customer sites, none of which can be predicted. Any of the foregoing factors, or other cascading effects of the COVID-19 pandemic that are not currently foreseeable, could have a material adverse effect on our business, results of operations, financial condition and/or cash flows. Additionally, as pandemic conditions wane, we cannot predict how quickly the marketplaces in which the Company operate will return to pre-pandemic levels.

51	Ericsson | Fourth quarter and full-year report 2021	Updated version of 2020 Annual Report risk factors

1.5 Ericsson may not be successful in implementing its strategy, in achieving improvements in its profitability, in estimating addressable markets or market CAGR in the markets in which the Company operates.

There can be no assurance that Ericsson will be able to successfully implement its strategy to achieve future profitability, growth or create share-holder value. When deemed necessary, Ericsson has undertaken and expect to continue to undertake specific restructuring or cost-saving initiatives; however, there are no guarantees that such initiatives will be sufficient, successful or executed in time to deliver any improvements in Ericsson’s earnings. Furthermore, this annual report includes certain estimates with respect to addressable markets as well as with respect to growth rate in the market segments in which Ericsson operates, including Networks, Digital Services, Managed Services and Emerging Business and Other. If the underlying assumptions on which the Company’s estimates are based prove not to be accurate, the actual performance or addressable markets and CAGR may be materially different from the estimates presented in this annual report, which may have a materially adverse effect upon Ericsson’s financial condition.

1.6 Ericsson may not be successful in executing its strategy to capture the 5G market opportunity in terms of e.g. scale, time and volume of business.

The 5G market opportunity will depend on availability of attractive spectrum for 5G, and time of spectrum allocations, amount of spectrum, type of frequency bands such as low bands (below 1 GHz), mid-bands (3–6 GHz) and high bands (above 24 GHz), as well as terms of spectrum licenses, such as cost and license period of time, may not be according to needs and plans, which could delay or reduce the 5G market. In addition, the Operator usage of this spectrum could be restricted by regulatory authorities for shorter or longer time and in different geographical areas, due to unforeseen reasons such as interference with other electronic equipment at sensitive locations, e.g. airports, and the Company cannot guarantee that it will not become the subject of related liability claims (such as product liability or claims associated with the configuration or installation of equipment), all of which could have a material adverse impact on Ericsson’s business, operating results, financial condition, reputation and brand.

Operator speed and scale to adopt to 5G could also be changed due to market situations, including resolution of M&A transactions as well as government incentives to deploy 5G. Operator 5G deployment plans could also be delayed by operational aspects such as site access, permits, availability of installation crews. There is also a risk that the scale and time of 5G deployments will change due to the availability of 5G devices, not only for launch but also due to the speed with which device prices will decline to drive mass market adoption.

In addition to this, the timing, size and technology choices of market opportunities beyond enhanced mobile broadband, such as fixed wireline access, industrial IoT and private networks, may materialize differently than estimated, which could have a materially adverse effect on our business.

Finally, Ericsson or its suppliers may encounter unforeseen technical challenges that can affect Ericsson’s ability to develop, supply or deploy 5G networks.

All of the above risks may have a negative impact on the ability of Ericsson to implement its strategy and its business as a whole.

1.7 Ericsson engages in acquisitions and divestments which may be disruptive and require the Company to incur significant expenses, and Ericsson may not be successful in consummating such transactions or protecting the value of acquisitions during integration following consummation.

In addition to in-house innovation efforts, Ericsson makes acquisitions in order to obtain various benefits such as reduced time-to-market, access to technology and competence, increased scale or to broaden Ericsson’s product portfolio or customer base. One recent example is the acquisition of Cradlepoint. Acquisitions could result in the incurrence of contingent liabilities and an increase in amortization expenses related to intangible assets or impairment of goodwill, which could have a material adverse effect upon Ericsson’s business, operating results, financial condition and liquidity. Risks Ericsson could face with respect to acquisitions include:

•	Insufficiencies of technologies and products acquired, such as unexpected quality problems

•	Difficulties in the integration of the operations, technologies, products and personnel of the acquired company

•	Risks of entering markets in which the Company has no or limited prior -experience

•	Potential loss of key employees

•	Diversion of management’s attention away from other business concerns

•	Expenses of any undisclosed or potential legal liabilities of the acquired company, including failure to comply with laws or regulations.

From time to time Ericsson also divests parts of Ericsson’s business to optimize the Company’s product portfolio or operations. Any decision to dispose of or otherwise exit businesses may result in the recording of special charges, such as workforce reduction costs and industry- and technology-related write-offs. The risks associated with such acquisitions and divestments could have a material adverse effect upon Ericsson’s business, operating results, financial condition and liquidity. Risks Ericsson could face with respect to divestments include:

•	Difficulties in the separation of the operations, technologies, products and personnel of the business divested

•	Potential loss of key employees

•	Expenses of any undisclosed or potential legal liabilities of the business divested.

In addition, we cannot assure that we will be successful in consummating acquisitions or divestments on favorable terms or at all. For example, although we expect our agreement, dated November 22, 2021, to acquire Vonage Holdings Corp. to be consummated during the first half of 2022, it may take up to a year to satisfy the conditions to closing this acquisition. Moreover, it is possible that certain of the conditions to the closing of this acquisition may not be satisfied or waived and, if that were to happen, the agreement would terminate without a closing. The closing conditions include the receipt of regulatory clearances and the approval of the agreement by a special meeting of the shareholders of Vonage. If the agreement were to terminate under specified circumstances where we have failed to obtain certain clearances from the Committee on Foreign Investment in the United States, we may have to pay a USD 200,000,000 termination fee to Vonage. The delay or inability to consummate an acquisition or divestiture may impede our ability to execute our strategic plan and achieve the benefits that we anticipated from these transactions.

1.8 Ericsson is in, and may enter into new, JV arrangements and have, and may have new, partnerships, which may not be successful and could expose the Company to future costs.

Ericsson’s JV and partnership arrangements, may fail to perform as expected for various reasons, including an incorrect assessment of the Company’s needs and synergies, Ericsson’s inability to take action without the approval of Ericsson’s partners, the Company’s difficulties in implementing Ericsson’s business plans, the lack of capabilities or financial instability of the Company’s strategic partners. Ericsson’s ability to work with these partners or develop new products and solutions, e.g. as part of Ericsson’s 5G portfolio, may become constrained, which could harm the Company’s competitive position in the market.

52	Ericsson | Fourth quarter and full-year report 2021	Updated version of 2020 Annual Report risk factors

Additionally, Ericsson’s share of any losses from or commitments to contribute additional capital or borrowings to such JVs and partnerships may adversely affect Ericsson’s business, operating results, financial condition and cash flow.

1.9 The telecommunications industry investment levels fluctuate and are affected by many factors, including the economic environment, and decisions made by operators and other customers regarding deployment of technology and their timing of purchases.

The telecommunications industry has historically experienced downturns in which operators substantially reduced their capital spending on new equipment. While Ericsson expects the network operator equipment market, telecommunications services market and ICT market to grow in the coming years, the uncertainty surrounding global economic growth and the geopolitical situation may materially harm actual market conditions, which could have a material adverse effect on Ericsson’s business. Moreover, market conditions are subject to substantial fluctuation, and could vary geographically and across technologies. Even if global conditions improve, conditions in the specific industry segments in which the Company participates could be weaker than in other segments. In that case, the Company’s revenue and operating results may be adversely affected. If capital expenditures by operators and other customers are weaker than Ericsson anticipates, the Company’s revenues, operating results and profitability may be adversely affected. The level of demand from operators and other customers who buy Ericsson’s products and services can vary over short periods of time, including from month to month. Due to the uncertainty and variations in the telecommunication industry, as well as in the ICT industry, accurately forecasting revenues, results, and cash flow remains difficult.

1.10 Sales volumes and gross margin levels can be reduced by an unfavorable mix and order time of Ericsson’s products and services.

Ericsson’s sales to operators and other customers represent a mix of equipment, software and services, which normally generate different gross margins. The operators still represent the main part of Ericsson’s business and are also the main focus for sales going forward. Ericsson provides all of the Company’s customers with solutions based on Ericsson’s own products as well as third-party products which normally have lower margins than Ericsson’s own products. As a consequence, Ericsson’s reported gross margin in a specific period will be affected by the overall mix of products and services as well as the relative content of third-party products. In the Company’s Digital Services and Emerging Business and Other segments, third-party products and services represent a larger portion of Ericsson’s business than the Company’s traditional sales, which impact Ericsson’s business models. Further, network expansions and upgrades have much shorter lead times for delivery than initial network build outs. Orders for such network expansions and upgrades are normally placed on short notice by customers, often less than a month in advance, and consequently variations in demand are difficult to forecast. As a result, changes in Ericsson’s product and service mix and the short order time for certain of Ericsson’s products may affect Ericsson’s ability to accurately forecast sales and margins or detect in advance whether actual results will deviate from market consensus and expectations. Product and delivery lead times of certain products may be prolonged due to possibly restricted market availability of certain components caused e.g. by the pandemic and subsequent supply chain delays. Short-term variation could have a material adverse effect on Ericsson’s business, operating results, financial condition and cash flow.

1.11 Ericsson may not be able to properly respond to market trends in the industries in which it operates, including virtualization of network functions.

Ericsson is affected by market conditions and trends within the industries in which the Company operates, including the convergence of the IT and telecom industries. Technological developments largely drive convergences enabling digitalization and a move from dedicated hardware to software and cloud based services. This includes also a disaggregation of the Radio Access Network, although the timing and extent of this remains unclear. This is changing the competitive landscape of Ericsson ‘s business as well as value chains and business models and affects Ericsson’s objective-setting, risk assessment and strategies. The change makes access to market easier for new competitors including new competitors to Ericsson’s business that have entered and may continue to enter the market and negatively impact Ericsson’s market share in selected areas. If Ericsson fails to understand or anticipate the market trends and development, or fail to acquire the necessary competencies to develop and sell products, services and solutions that are competitive in this changing business environment, the Company’s business, operating results and financial condition will suffer.

1.12 Ericsson faces intense competition from the Company’s existing competitors as well as new entrants, and this could materially adversely affect the Company’s results.

The markets in which Ericsson operates are highly competitive in terms of price, functionality, service quality, customization, timing of development, and the introduction of new products and services. The Company faces intense competition from significant competitors, many of which are very large companies, with substantial technological and financial resources and established relationships with operators. Ericsson’s operator customers, which represent the main part of Ericsson’s business, are also large and highly sophisticated and exercise significant buying power through the common use of competitive bidding process. Ericsson also encounters increased competition from new market entrants and alternative technologies are evolving industry standards. In addition, if Ericsson chooses to enter new market segments, it might underestimate the skills and practices of the competitors within these segments. The Company’s competitors may implement new technologies before Ericsson does, offer more attractively priced or enhanced products, services or solutions, or they may offer other incentives that Ericsson does not provide. Some of the Company’s competitors may also have greater resources in certain business segments or geographic areas than Ericsson does. Increased competition, and the crystallization of any of the risks above, could result in reduced profit margins, loss of market share, increased research and development costs as well as increased sales and marketing expenses, which could have a material adverse effect on Ericsson’s business, operating results, -financial condition and market share.

Additionally, Ericsson operates in markets characterized by rapidly changing technology and also the nature in which this technology is being brought to market is rapidly changing. This has, and may continue to result in continuous price pressure on Ericsson’s products and services. If Ericsson’s counter measures, including enhanced products and business models or end to end cost reductions cannot be achieved or do not occur in a timely manner, there could be adverse impacts on Ericsson’s business, operating results, financial condition and market share.

1.13 Vendor consolidation may lead to stronger competitors who are able to benefit from integration, scale and greater resources, which could increase competition in our market.

Industry convergence and consolidation among equipment and services suppliers could potentially result in stronger competitors that are competing as end-to-end suppliers as well as competitors more specialized in particular areas, which could for example impact certain of Ericsson’s segments such as Digital Services, and Emerging Business and Other. If established actors in adjacent markets acquire players with new technologies in Ericsson’s markets, new strong competitors could emerge. Consolidation may also result in competitors with greater resources than Ericsson has. Both of these events could have a materially adverse effect on Ericsson’s business, operating results, financial condition and market share.

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1.14 Ericsson relies on a limited number of suppliers of components, production capacity and R&D and IT services, which exposes the Company to supply disruptions and cost increases.

Ericsson’s ability to deliver according to market demands and contractual commitments depends significantly on obtaining a timely and adequate supply of materials, components, production capacity and other vital services on competitive terms. Although Ericsson strives to avoid single- source supplier solutions, this is not always possible. This includes also development and supply of key ASIC and FPGA components, for which Ericsson has a dependency to very few suppliers. Accordingly, there is a risk that the Company will be unable to obtain key supplies it needs to produce Ericsson’s products and provide Ericsson’s services on commercially reasonable terms, in time, or at all. Failure by any of the Company’s suppliers could delay or interrupt Ericsson’s product or services supply or operations and significantly limit sales or increase Ericsson’s costs. To find an alternative supplier or redesign products to replace components may take significant time which could cause significant delays or interruptions in the delivery of Ericsson’s products and services and result in a reduction in sales. Ericsson has from time to time experienced interruptions of supply and the Company may experience such interruptions in the future.

Furthermore, the Company’s procurement of supplies requires Ericsson to predict future customer demands. If Ericsson fails to anticipate customer demand properly, an over or under supply of components and production capacity could occur. In many cases, some of Ericsson’s competitors utilize the same manufacturers and if they have purchased capacity ahead of Ericsson, the Company could be blocked from acquiring the needed products. This factor could limit Ericsson’s ability to supply its customers and increase costs. At the same time, Ericsson commits to certain capacity levels or component quantities, which, if unused, will result in charges for unused capacity, unrecoverable costs or the scrapping of costs used to procure such components. The Company is also exposed to financial counterpart risks to suppliers when Ericsson pays in advance for supplies. Such supply disruptions and cost increases may negatively affect the Company’s business, operating results and financial condition.

1.15 A significant portion of Ericsson’s revenue is currently generated from a limited number of key customers, and operator consolidation may increase Ericsson’s dependence on key customers and key market. The Company is also significantly dependent on the sales of certain of Ericsson’s products and services.

Ericsson derives most of its business from large, multi-year agreements with a limited number of significant customers. Many of these agreements are reviewed on a yearly basis to renegotiate the price for Ericsson’s products and services and do not contain committed purchase volumes. Ericsson’s largest customer represented approximately 12% of the Company’s sales in 2020, Ericsson’s ten largest customers accounted for 53% of Ericsson’s sales in 2020. A loss of or a reduced role with a key customer could have a significant adverse impact on sales, profit and market share for an extended period. In addition, Ericsson’s dependence on the sales of certain of Ericsson’s products and services may have a significant adverse impact on sales, profit and market share.

In recent years, service providers have undergone significant consolidation, resulting in fewer operators with activities in several countries. This trend is expected to continue, and intra-country consolidation is likely to accelerate as a result of competitive pressure. A market with fewer and larger operators will increase Ericsson’s reliance on key customers and may negatively impact Ericsson’s bargaining position and profit margins. Moreover, if the combined companies operate in the same geographic areas, networks may be shared and less network equipment and fewer associated services may be required. Network investments could be delayed by the consolidation process, which may include, among others, actions relating to merger or acquisition agreements, securing necessary regulatory approvals, or integration of businesses. Network operators also share parts of their network infrastructure through cooperation agreements rather than legal consolidations, which may adversely affect demand for network equipment. Accordingly, operator consolidation may have a material adverse effect on Ericsson’s business, operating results, market share and financial condition.

Service providers are increasingly looking for ways to save cost by co-investing in and sharing their assets based on their commercial plans, besides network infrastructure, also of site, and IT-infrastructure. In addition, some of the service providers may becoming more willing to invest in hyperscalers to build and run the telecom’s access networks. Moreover, service providers including Ericsson’s key customers may be adversely impacted by new competition, especially in rural mobile broadband growth affected by the emerging competition from the greenfield satellite broadband sector. Accordingly, Ericsson’s business may experience a material adverse effect, including impacts on Ericsson’s operating sales, operating results, market share and financial condition.

1.16 Certain long-term agreements with customers include commitments to future price reductions, requiring us to constantly manage and control Ericsson’s cost base.

Long-term agreements with Ericsson’s customers are typically awarded on a competitive bidding basis. In some cases, such agreements also include a commitment to future price reductions. In order to maintain Ericsson’s gross margin with such price reductions, Ericsson continuously strives to reduce the costs of the Company’s products through design improvements, negotiation of better purchase prices from Ericsson’s suppliers, allocation of more production to low-cost countries and increased productivity in Ericsson’s own production. However, there can be no assurance that Ericsson’s actions to reduce costs will be sufficient or quick enough to maintain the Company’s gross margin in such contracts, which may have a material adverse effect on Ericsson’s business, operating results and financial condition.

1.17 If the Company’s customers’ financial conditions decline, Ericsson will be exposed to increased credit and commercial risks.

After completing sales to customers, the Company may encounter difficulty collecting accounts receivables and could be exposed to risks associated with uncollectable accounts receivable. Ericsson regularly assesses the credit worthiness of Ericsson’s customers and based on that assessment Ericsson determines a credit limit for customer. Challenging financial conditions have impacted some of Ericsson’s customers’ ability to pay their invoices. Ericsson may be unable to avoid future losses on the Company’s trade receivables. Ericsson has also experienced demands for customer financing, and in adverse financial markets or more competitive environments for the customers, those demands may increase. Upon the financial failure of a customer, the Company may experience losses on credit extended and loans made to such customer, losses relating to Ericsson’s commercial risk exposure, and the loss of the customer’s ongoing business. If customers fail to meet their obligations to us, the Company may experience reduced cash flows and losses in excess of reserves, which could have a material adverse effect on its operating results and financial condition.

1.18 Product, solution or service quality issues could lead to reduced revenue and gross margins and declining sales to existing and new customers, as well as penalties, claims and liquidity damage.

Sales contracts normally include warranty undertakings for faulty products and often include provisions regarding penalties and/or termination rights in the event of a failure to deliver ordered products or services on time or with required quality, possibly also for damages incurred on customer businesses. Although Ericsson undertakes a number of quality assurance measures to reduce such risks, product quality or service performance issues may negatively affect Ericsson’s

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reputation, business, operating results and financial condition. This could also include poor quality of AI based solutions, or third-party products being part of solutions. If significant warranty obligations arise due to reliability or quality issues, Ericsson’s operating results and financial position could be negatively impacted by costs associated with fixing software or hardware defects including replacement, high service and warranty expenses, high inventory obsolescence expense, delays in collecting accounts receivable or declining sales to existing and new customers, and reputational damage.

1.19 The development of Ericsson’s managed services business is increasingly relying on acceptance of value-based business models.

Ericsson has invested in increased use of automation and artificial intelligence (AI) to deliver managed services and network optimization to customers, as part of a service offering or packaged software capabilities. Monetization of these investments rely on a value-based commercial model that shows increased benefit for the customer and proper returns to Ericsson development efforts. Failure to stay competitive in this area and to get customer acceptance for new business models could have an adverse effect on Ericsson’s business, operating results and financial condition. Further, most managed services contracts span more than one year, with long sales cycle for new contracts. Risk of termination and reduced scope of existing contracts may have a negative impact on sales and earnings.

1.20 Ericsson depends upon the development of new products and enhancements to the Company’s existing products, and the success of Ericsson’s substantial research and development investments is uncertain.

Rapid technological and market changes in Ericsson’s industry require us to make significant investments in technological innovation. Ericsson invests significantly in new technology, products and solutions, e.g. related to 5G. In order for us to be successful, those technologies, products and solutions must often be accepted by relevant standardization bodies and/or by the industries and markets as a whole. The failure of Ericsson’s research and development efforts to be technically or commercially successful could have adverse effects on Ericsson’s business, operating results and financial condition. If Ericsson invests in the development of technologies, products and solutions that do not function as expected, are not adopted by the industry, are not ready in time, or are not successful in the marketplace, the Company’s sales and earnings may materially suffer. Additionally, it is common for research and development projects to encounter delays due to changing requirements and unforeseen problems. Delays in production and research and development may increase the cost of research and development efforts and put us at a disadvantage against Ericsson’s competitors, and can also include delays of communicated product availability dates. This could have a material adverse effect upon the Company’s business, customer relationships, operating results and financial condition.

1.21 Ericsson may not be successful in reaching the Digital Services-business objectives.

Ericsson may be unable to meet its Digital Services business objectives and several risks related to market, technology and operations can impact the turnaround plan.

5G market development and subscriber growth, as well as the uptake of virtualization and consequent adoption of Ericsson’s new products and automated delivery can be slower than expected. Increased competition from both emerging and established competitors may impact Ericsson’s market position.

The Company could be too slow to adapt and adopt new technologies like AI and Machine Learning to drive more automation in products and solutions. The product overhaul to cloud native solutions mandated by customers could also take longer than expected. In addition, the increasing influence of open source initiatives such as Open Network Automation Platform (ONAP) could drive a best of breed approach in Ericsson’s customers, driving prices down and adversely impact the Company’s full suite offerings.

In the operational dimension, Ericsson may be unable to successfully execute on continued efficiency measures in end-to-end; inability in implementing and successfully driving organizational-wide transformation programs across the develop-sell-deliver dimension for operating model simplification; as well as being unable to mitigate risks in the customer projects and product launches, which could have a material adverse effect on Ericsson’s business.

1.22 Ericsson’s ability to benefit from intellectual property rights (IPR), which are critical to the Company’s business, may be limited by changes in regulation relating to patents, inability to prevent infringement, the loss of licenses to or from third-parties, infringement claims brought against us by competitors and others and changes in the area of open standards when it comes to licensing of open standard essential patents.

Although the Company has a large number of patents, there can be no assurance that they will not be challenged, invalidated, or circumvented, or that any rights granted in relation to Ericsson’s patents will in fact provide us with competitive advantages.

Ericsson utilizes a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements in addition to relying on patent, copyright and trademark laws to protect Ericsson’s intellectual property rights. However, these measures may not be adequate to prevent or deter infringement or other misappropriation. In addition, Ericsson relies on many software patents, and limitations on the patentability of software may materially affect Ericsson’s business.

Moreover, the Company may not be able to detect unauthorized use or take appropriate and timely steps to establish and enforce Ericsson’s proprietary rights. In fact, existing legal systems of some countries in which Ericsson conducts business offer only limited protection of intellectual property rights, if at all. The Company’s solutions may also require us to license technologies from third-parties. It may be necessary in the future to seek or renew licenses and there can be no assurance that they will be available on acceptable terms, or at all. Moreover, the inclusion in Ericsson’s products of software or other intellectual property licensed from third-parties on a non-exclusive basis could limit the Company’s ability to protect proprietary rights in Ericsson’s products.

Many key aspects of telecommunications and data network technology are governed by industry-wide standards usable by all market participants. As the number of market entrants and the complexity of technology increases, the possibility of functional overlap and inadvertent infringement of intellectual property rights also increases, which has been the case with the introduction of 5G technology. In addition to industry-wide standards, other key industry-wide software solutions are currently developed by market participants as free and open source software. Contributing to the development and distribution of software developed as free and open source software may limit Ericsson’s ability to enforce applicable patents in the future. Third-parties have asserted, and may assert in the future, claims, directly against us or against Ericsson’s customers, alleging infringement of their intellectual property rights. Defending such claims may be expensive, time-consuming and divert the efforts of Ericsson’s management and/or technical personnel. As a result of litigation, Ericsson could be required to pay damages and other compensation directly or to indemnify Ericsson’s customers for such damages and other compensation, develop non-infringing products/technology or enter into royalty or licensing agreements. However, the Company cannot be certain that such licenses will be available to us on commercially reasonable terms or at all, and such

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judgments could have a material adverse effect on Ericsson’s business, reputation, operating results and financial condition. Using free and open source software may allow third-parties to further investigate the Company’s software due to the accessibility of source code. This may in turn make this software more prone to assertions from third-parties.

Investigations held by antitrust authorities, court judgments and legislative change could potentially affect Ericsson’s ability to benefit from its patent portfolio when licensing patents necessary to conduct an open standard (e.g. 4G and 5G technology), which could have a material adverse effect on Ericsson’s business, reputation, operating results and financial condition. Ericsson holds a leading patent portfolio in open standards and possible changes regarding such a portfolio may materially affect Ericsson’s reputation, business, operating results and -financial condition.

Ericsson’s ability to benefit from intellectual property rights (IPR), may be limited by the loss of patent licenses to or from third-parties. Patent licensing agreements are generally multi-year and term based and the process for renewal of these licenses normally requires negotiations, particularly in conjunction with technology shifts and the introduction of new standards, such as 5G. Such renewals and negotiations may take time to resolve, sometimes involve litigation and may have material adverse impact on Ericsson’s business and financial position, including on the timing for and level of revenues from the IPR licensing contract portfolio.

Challenging global economic conditions and political unrest and uncertainty, geopolitical risks and trade frictions could have adverse effects on Ericsson’s IPR licensing revenues as well as on the ability to acquire licenses.

1.23 Ericsson may not be successful in continuing to attract and retain highly qualified employees to remain competitive.

Ericsson believes that the Company’s future success largely depends on Ericsson’s continued ability to hire, develop, motivate and retain engineers and other qualified employees who develop successful new products/solutions, support Ericsson’s existing product range and provide services to the Company’s customers and create great customer experience.

Competition for highly qualified people in the industries in which the Company operates remains intense. This competition is only further increased by the fact that other industries are looking for similar talent. The Company is continuously developing its corporate culture, and Ericsson’s philosophies with the aim to create a positive work experience that makes it easy for us to focus on Ericsson’s business and the Company’s customers as well as inspiring Ericsson’s people to grow and to find “their great”. However, there are no guarantees that Ericsson will be successful in attracting and retaining employees with the right skills in the future, and failure in retaining and recruiting could have a material adverse effect on Ericsson’s business and brand.

1.24 Ericsson’s operations are complex and several critical operations are centralized in a single location. Any disruption of Ericsson’s operations, whether due to natural or man-made events, may be highly damaging to the operation of Ericsson’s business.

The Company’s business operations and those of our suppliers are vulnerable to interruption by fire, earthquake, hurricane, flood or other natural disasters, power loss, computer viruses, computer systems failure, telecommunications failure, pandemics, quarantines, national catastrophe, terrorist activities, war and other events beyond our control. If any disaster were to occur, our or our suppliers ability to operate could be seriously impaired and we could experience material harm to our business, operating results and financial condition.

Having outsourced significant portions of Ericsson’s operations, such as parts of IT, finance and HR operations, Ericsson depends on the performance of external companies, including their security and reliability measures. Regardless of protection measures, systems and communications networks are susceptible to disruption due to failure, vandalism, computer viruses, security or privacy breaches, natural disasters, power outages and other events. Ericsson also has a concentration of operations on certain sites, including R&D, production, network operation centers, ICT centers and logistic centers and shared services centers, where business interruptions could cause material damage and costs.

The delivery of goods from suppliers, and to customers, could also be hampered for the reasons stated above. Interruptions to Ericsson’s systems and communications may have an adverse effect on the Company’s operations and financial condition.

1.25 The Company may not achieve some or all of the expected benefits of Ericsson’s restructuring activities and the Company’s restructuring may adversely affect Ericsson’s business.

Restructuring activities may be costly and disruptive to Ericsson’s business, and Ericsson may not be able to achieve and retain the cost savings and benefits that were initially anticipated. Additionally, as a result of Ericsson’s restructuring, the Company may experience a loss of continuity, loss of accumulated knowledge and/or inefficiency during transitional periods. Reorganization and restructuring can require a significant amount of management and other employees’ time and focus, which may divert attention from operating and growing Ericsson’s business. Restructuring activities can create unanticipated consequences and negative impacts on the business such as Ericsson’s ability to develop, sell and deliver, and Ericsson cannot be sure that any ongoing or future restructuring efforts will be successful or generate expected cost savings. Factors that may impede a successful implementation include the retention of key employees, the impact of regulatory matters, and adverse economic market conditions. If Ericsson fails to achieve some or all of the expected benefits of restructuring, it could have a material adverse effect on the Company’s competitive position, business, financial condition, results of operations, cash flows, reputation and share price.

2 Risks related to Ericsson’s financial situation

2.1 Ericsson’s debt increases the Company’s vulnerability to general adverse economic and industry conditions, limits Ericsson’s ability to borrow additional funds, and may limit the Company’s flexibility in planning for, or reacting to, changes in Ericsson’s business and industry.

As of December 31, 2020, Ericsson’s outstanding debt was SEK 30.2 billion and while the Company is rated investment grade by Standard & Poor’s (BBB-) and Fitch (BBB-) it is rated one step below investment grade with Moody’s (Ba1). This degree of debt and the credit ratings could have important consequences, including:

•	Increasing Ericsson’s vulnerability to general economic and industry -conditions

•	Requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the Company’s indebted-ness, thereby reducing Ericsson’s ability to use its cash flow to fund the Company’s operations, capital expenditures and future business opportunities

•	Restricting us from making strategic acquisitions or causing us to make non-strategic divestitures

•	Limiting Ericsson’s ability to obtain additional financing for adjusted -working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes

•	Limiting the Company’s ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to Ericsson’s competitors.

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Ericsson may choose to incur substantial additional indebtedness in the future. If new indebtedness is added to the Company’s current debt levels, the related risks that Ericsson now faces could increase.

If Ericsson’s financial performance were to deteriorate, the Company may not be able to generate sufficient cash to service all of its indebtedness and may be forced to take other actions to satisfy Ericsson’s obligations under the Company’s indebtedness, which may not be successful.

Ericsson’s ability to make scheduled payments on or to refinance the Company’s debt obligations depends on its financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond Ericsson’s control. While the Company believes that Ericsson currently has adequate cash flows to service its indebtedness, if Ericsson’s financial performance were to deteriorate significantly, the Company might be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on Ericsson’s indebtedness.

If, due to such a deterioration in its Company’s financial performance, Ericsson’s cash flows and capital resources were to be insufficient to fund its debt ser-vice obligations, Ericsson may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance Ericsson’s indebtedness. These alternative measures may not be successful and may not permit us to meet Ericsson’s scheduled debt service obligations. In addition, if the Company were required to raise additional capital in the current financial markets, the terms of such financing, if available, could result in higher costs and greater restrictions on its business.

In addition, if Ericsson were to refinance its existing indebtedness, the conditions in the financial markets at that time could make it difficult to refinance Ericsson’s existing indebtedness on acceptable terms or at all. If such alternative measures proved unsuccessful, Ericsson could face substantial liquidity problems and might be required to dispose of material assets or operations to meet the Company’s debt service and other obligations.

2.2 Due to having a significant portion of Ericsson’s costs in SEK and revenues in other currencies, the Company’s business is exposed to foreign exchange fluctuations that could negatively impact its revenues and operating results.

Ericsson incurs a significant portion of the Company’s expenses in SEK, please refer to the consolidated financial statement note F1, “Financial risk management”. As a result of Ericsson’s international operations, Ericsson generates, and expects to continue to generate, a significant portion of the Company’s revenue in currencies other than SEK. To the extent Ericsson is unable to match revenue received in foreign currencies with costs paid in the same currency, exchange rate fluctuations could have a negative impact on Ericsson’s consolidated income statement, balance sheet and cash flows when foreign currencies are exchanged or translated to SEK, which increases volatility in reported results.

As market prices are predominantly established in US dollars or Euros, Ericsson presently has a net revenue exposure in foreign currencies which means that a stronger SEK exchange rate would generally have a negative effect on Ericsson’s reported results. The Company’s attempts to reduce the effects of exchange rate fluctuations through a variety of natural and financial hedging activities may not be sufficient or successful, resulting in an adverse impact on Ericsson’s results and financial condition.

2.3 Ericsson relies on various sources for short-term and long-term capital for the funding of the Company’s business. Should such capital become unavailable or available in insufficient amounts or unreasonable terms, Ericsson’s business, financial condition and cash flow may -materially suffer.

Ericsson’s business requires a significant amount of cash. If Ericsson does not generate sufficient amounts of capital to support the Company’s operations, service its debt and continue Ericsson’s research and development and customer finance programs, or if the Company cannot raise sufficient amounts of capital at the required times and on reasonable terms, Ericsson’s business, financial condition and cash flow are likely to be adversely affected. Access to funding may decrease or become more expensive as a result of Ericsson’s operational and financial condition, market conditions, or due to deterioration in Ericsson’s credit rating. There can be no assurance that additional sources of funds that Ericsson may need from time to time will be available on reasonable terms or at all. If the Company cannot access capital on a commercially viable basis, Ericsson’s business, financial condition and cash flow could materially suffer.

2.4 Impairment of goodwill, other intangible assets, property and equipment (PP&E) and right-of-use (RoU) asset leased by the Company have impacted and may continue to negatively impact Ericsson’s financial condition and results of operations. An impairment of goodwill, other intangible assets, PP&E and RoU could adversely affect the Company’s financial condition or results of operations.

Ericsson has a significant amount of these assets; for example, patents, customer relations, trademarks, software, PP&E and RoU.

Goodwill is the only intangible asset the company has recognized to have indefinite useful life. Other intangible assets are mainly amortized on a straight-line basis over their estimated useful lives and the assets are reviewed for impairment whenever events such as product discontinuances, product dispositions or other changes in circumstances indicate that the carrying amount may not be fully recoverable. Those intangible assets not yet in use are tested for impairment annually.

Historically, the Company has recognized impairment charges mainly due to restructuring, which is usually limited, but occasionally significant. For example, during 2020 a limited write-down of SEK 100 million of goodwill was made, whereas in 2017 the write-down of intangibles and goodwill was SEK –17,2 billion. Additional impairment charges may be incurred in the future and could be significant due to various reasons, including strategy changes, restructuring actions or adverse market conditions that are either specific to us or the broader industries in which Ericsson operates or more general in nature and that could have an adverse effect on Ericsson’s operating results and financial condition.

Negative deviations in actual cash flows compared to estimated cash flows as well as new estimates that indicate lower future cash flows might result in recognition of impairment charges. Estimates require management judgment as well as the definition of cash-generating units for impairment testing purposes. Other judgments might result in significantly different results and may differ from the actual financial condition in the future.

3 Legal and regulatory risk

3.1 Ericsson may fail or be unable to comply with laws or regulations and could experience penalties and adverse rulings in enforcement or other proceedings. Compliance with changed laws or regulations may subject Ericsson to increased costs or reduced products and services demand. Compliance failure as well as required operational changes could have a material adverse impact on Ericsson’s business, financial condition and brand.

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The industries in which Ericsson operates are subject to laws and regulations. While Ericsson strives for compliance, the Company cannot assure that violations do not occur. If Ericsson fails to or is unable to comply with applicable laws and regulations, the Company could experience penalties and adverse rulings in enforcement or other proceedings, which could have a material adverse effect on Ericsson’s business, financial condition and reputation.

Further changes in laws or regulations could subject us to liability, increased costs, or reduced products and services demand and have a material adverse effect on Ericsson’s business, financial condition and brand.

Changes to regulations may adversely affect both Ericsson’s customers’ and the Company’s own operations. For example, regulations imposing more stringent, time-consuming or costly planning and zoning requirements or building approvals for radio base stations and other network infrastructure could adversely affect the timing and costs of network construction or expansion, and ultimately the commercial launch and success of these networks. Similarly, tariff and roaming regulations or rules on network neutrality could also affect operators’ ability or willingness to invest in network infrastructure, which in turn could affect the sales of Ericsson’s systems and services. Additionally, delay in radio frequency spectrum allocation, and allocation between different types of usage may adversely affect operator spending or force us to develop new products to be able to compete.

Further, Ericsson develops many of the Company’s products and services based on existing regulations and technical standards. Changes to existing regulations and technical standards, or the implementation of new regulations and technical standards relating to products and services not previously regulated, could adversely affect Ericsson’s development efforts by increasing compliance costs and causing delay. Demand for those products and services could also decline. Regulatory changes related to e.g. license fees, environment, health and safety, privacy (including the cross-border transfer of personal data for example between the EU and the US), and other regulatory areas may increase costs and restrict Ericsson’s operations or the operations of network operators. Also, indirect impacts of such changes and regulatory changes in other fields, such as pricing regulations, could have an adverse impact on Ericsson’s business even though the specific regulations may not apply directly to the Company’s products or us.

3.2 Ericsson’s substantial international operations are subject to uncertainties which could affect the Company’s operating results.

Ericsson conducts business throughout the world and is subject to the effects of general global economic conditions as well as conditions unique to specific countries or regions. The Company has customers in more than 180 countries, with a significant proportion of Ericsson’s sales to emerging markets in the Asia Pacific region, Latin America, Eastern Europe, the Middle East and Africa.

Ericsson’s extensive operations are subject to additional risks, including civil disturbances, acts of terrorism, economic and geopolitical instability and conflict, potential misuse of technology leading to human rights violations, pandemics, the imposition of exchange controls, economies which are subject to significant fluctuations, nationalization of private assets or other governmental actions affecting the flow of goods and currency, effects from changing climate and difficulty of enforcing agreements and collecting receivables through local legal systems.

Further, in certain markets in which Ericsson operates, there is a risk that national governments actively favors or establishes local vendors in their respective markets at the expense of foreign competitors. The implementation of such measures could adversely affect Ericsson’s sales, Ericsson’s market share and its ability to purchase critical components.

The Company must always comply with applicable export control regulations and sanctions or other trade embargoes in force. The political situation in parts of the world remains uncertain and the level of sanctions is still relatively high from a historical perspective and this level could even increase, thus impacting the possibility to operate in these markets. A universal element of these sanctions is the financial restrictions with respect to individuals and legal entities, but sanctions can also restrict certain exports and ultimately lead to a complete trade embargo towards a country. During the last years, the global free trade system has been under sustained attack which has increased the risk of states adopting policies and actions that violates WTO agreements. Further there is a risk in many countries of unexpected changes in regulatory requirements, tariffs and other trade barriers, price or exchange controls, restrictions of imports, or other governmental policies which could limit Ericsson’s operations and decrease Ericsson’s profitability. Furthermore, export control regulations, sanctions or other forms of trade restrictions targeting countries in which Ericsson is active may result in a reduction of commitment in those countries. As an example, escalation of trade tensions between the US and China has resulted in additional trade restrictions and increased tariffs, which if further negatively developed could harm the Company’s ability to compete effectively in Chinese markets or with Chinese companies. The need to terminate activities as a result of further trade restrictions may also expose us to customer claims and other inherent risks. Although the Company seeks to comply with all export control and sanctions regulations, there can be no assurance that Ericsson is or will be compliant with all relevant regulations at all times. Such potential violations could have material adverse effects on Ericsson’s business, operating results, reputation and brand.

The business operations are complex involving the development, production and delivery of telecom solutions to customers in a very large number of jurisdictions. Each jurisdiction has its own tax legislation and regulations and the Company have to comply with the relevant rules in each of these countries. These rules involve income taxes and indirect taxes such as VAT and sales taxes as well as withholding taxes on domestic and cross border payments and social security charges related to Ericsson’s employees. Constant changes of the rules and the interpretation of the legislation also create exposures regarding taxes. This results in complex tax issues and tax disputes that may lead to additional tax payment obligations. Being a global operation, Ericsson also faces risk of being taxed for the same income in more than one jurisdiction (double taxation). This could have adverse effects on Ericsson’s operating results, reputation and brand.

There has been a concern reported by some media and others, that certain countries may use features of their telecommunications systems in ways that could result in potential violation of human rights. This may adversely affect the telecommunications business and may have a negative impact for people, Ericsson’s reputation and brand.

All of the above may have a material and potentially lasting adverse impact on Ericsson’s business, including sales market share, market access, supply chain and R&D activities, financial condition and results of operations.

3.3 Ericsson may be subject to further adverse consequences following the 2019 resolutions with the United States Department of Justice (DOJ) and the Securities and Exchange Commission (SEC) of the previously disclosed investigations under the FCPA and the correspondence received from the DOJ in October 2021, stating that the DOJ has determined that Ericsson breached its obligations under the DPA.

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The Company is required to comply with anti-corruption laws in the jurisdictions in which Ericsson does business, including the US Foreign Corrupt Practices Act (the “FCPA”). Actions by Ericsson’s employees, or by third party intermediaries acting on the Company’s behalf, in violation with these laws, whether carried out in the United States or elsewhere in connection with the conduct of Ericsson’s business may expose us to significant liability for violations of the FCPA or other anti-corruption laws and may have a material adverse effect on the Company’s reputation, business, financial condition, results of operations, cash flows, or prospects.

In December 2019, Ericsson resolved the previously disclosed investigations by the DOJ and SEC regarding the Company’s compliance with the FCPA. The resolution with the DOJ provided for: a three-year deferred prosecution agreement (“DPA”) and a guilty plea by Ericsson’s Egyptian subsidiary to criminal charges of violations of the anti-bribery provisions of the FCPA. The resolution with the SEC provided for: consent to the entry of a judgement to resolve civil claims related to allegations of violations of the anti-bribery, books and records, and internal controls provisions of the FCPA. We paid fines, penalties and prejudgment interest to the DOJ and SEC totaling USD 1,060,570,432. Ericsson also agreed to the retention of an independent compliance monitor for the term of three years pursuant to the resolutions with both the DOJ and SEC.

Under Ericsson’s DPA with the DOJ, the Company admitted to the conduct described in the statement of facts attached to the DPA, and the DOJ agreed to defer prosecution of Ericsson for the three-year term of the DPA, after which period the charges will be dismissed with prejudice if Ericsson does not violate the terms of the DPA.

In October 2021, Ericsson received correspondence from the DOJ stating that it has determined that Ericsson breached its obligations under the DPA by failing to provide certain documents and factual information, and that Ericsson will have the opportunity to respond in writing to explain the nature and circumstances of such breach, as well as the actions Ericsson has taken to address and remediate the situation. Ericsson is in discussions with the DOJ regarding the correspondence.

If the DOJ determines that the Company violated the terms of the DPA, the DOJ may in its sole discretion commence prosecution, including for the charged conspiracy to violate the anti-bribery and books and records and internal controls provisions of the FCPA that were included in the information filed in conjunction with the DPA. In such circumstances, the DOJ would be permitted to rely upon the admissions Ericsson made in the DPA and would benefit from Ericsson’s waiver of certain procedural and evidentiary defenses. In addition, the DOJ may at its sole discretion decide to extend the term of the DPA. Under Ericsson’s consent with the SEC, Ericsson is permanently enjoined from violating the anti-bribery and books and records and internal controls provisions of the FCPA. Failure to comply with this injunction could result in the imposition of civil or criminal penalties, a new enforcement action, or both. Any criminal prosecution or civil or criminal penalties imposed as a result of non-compliance with the DPA or consent could have a material adverse effect on the Company’s reputation, business, financial condition, result of operations, cash flows, or prospects.

Ericsson may also face other potentially negative consequences relating to the investigations by, and settlements with, the DOJ and SEC. Neither the DPA nor the consent prevents the DOJ, SEC or any other authorities from carrying out certain additional investigations with respect to facts not covered in the agreements or in other jurisdictions, or prevents authorities from carrying out certain additional investigations related to these or other matters. It has been reported that Swedish authorities have initiated an investigation into the conduct that was the subject of the FCPA investigation and resulted in the above-mentioned resolution with the DOJ and SEC. Similarly, the resolutions with the DOJ and SEC do not foreclose third party, such as for example competitors, customers or suppliers, or shareholder litigation related to these matters. In addition, there can be no assurance that the remedial measures Ericsson has taken and plans to take in the future will be effective or that there will not be a finding of material weakness in Ericsson’s internal controls. Any one or more of the foregoing could have a material adverse effect on the Company’s reputation, business financial condition, results of operations, cash flows, or prospects.

Additionally, any ongoing media or governmental interest in the investigations and resolutions or in matters relating thereto could impact the publics’ perception of Ericsson and result in reputational harm and other negative consequences. For example, customers or suppliers may reconsider their relationships with the Company, or governmental and regulatory authorities in the relevant jurisdictions or elsewhere could seek to penalize the Company or place restrictions on its operations or ability to tender. Harm to reputation, or any resulting disruption in customer or supplier relationships, could have a material adverse impact on Ericsson’s business.

3.4 Ericsson is involved in lawsuits, legal proceedings and investigations which, if determined unfavorably, could require the Company to pay substantial damages, fines and/or penalties.

In the normal course of Ericsson’s business Ericsson is involved in legal proceedings. These proceedings include such matters as commercial disputes, claims regarding intellectual property, antitrust, tax and labor disputes, as well as government inquiries and investigations. Legal proceedings can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular matter could have a material adverse effect on Ericsson’s business, operating results, financial condition and reputation. As a publicly listed company, Ericsson may be exposed to lawsuits in which plaintiffs allege that the Company or its officers have failed to comply with securities laws, stock market regulations or other laws, regulations or requirements. Whether or not there is merit to such claims, the time and costs incurred to defend the Company and its officers and the potential settlement or compensation to the plaintiffs could have significant impact on Ericsson’s reported results and reputation.

For additional information regarding certain of the inquiries and lawsuits in which Ericsson is involved, see “Legal proceedings” in the Board of Directors’ Report.

In addition, the Company is from time to time and may in the future be subject to additional inquiries, litigation or other proceedings or actions, regulatory or otherwise, arising in relation to the matters described above and related litigation and investigative matters. An unfavorable outcome of any such litigation or regulatory proceeding or action could have a material adverse effect on Ericsson’s business, financial condition and results of operations.

In April 2019, Ericsson was informed by China’s State Administration for Market Regulations (SAMR) Anti-monopoly bureau that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact-finding and meetings with SAMR in order to facilitate the authority’s assessment and conclusions. In case of adverse findings, SAMR has the power to impose behavioral and financial remedies, which may have material adverse effects on Ericsson’s business, financial condition and results of operations.

3.5 Ericsson may be found non-compliant to privacy regulations and may be subject to regulatory penalties.

The introduction of more stringent privacy regulations with heavy and challenging requirements to implement such regulations when it comes to personal data processing as well as stringent regulations on cross-border data transfers by regulators in many countries and markets in which Ericsson operates comes with a risk that Ericsson is

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found to be non-compliant to privacy legislation, either accidentally, through the actions of third parties, or otherwise, and subject to penalties levied against Ericsson, with the associated dam-age to Ericsson’s brand and reputation. Due to the diverse nature of privacy legislation worldwide, any single incidence of non-compliance by Ericsson may lead to regulatory agencies in various jurisdictions levelling separate penalties or judgments against Ericsson. Due to the nature of Ericsson’s business and the amount of personally identifiable information of which Ericsson is the controller or processor, such an event could have far reaching consequences, even if it was caused by a third party outside of the control of Ericsson. This could include large fines, as well as significant damage claims and losing trust from customers, end-users and employees.

4 Internal control risk

4.1 Cybersecurity incidents may have a material adverse effect on Ericsson’s business, operations, financial performance, customer and vendor relationships, reputation and brand, and may introduce the possibility of litigations or regulatory investigations or actions.

Ericsson’s business operations are vulnerable to cybersecurity incidents that may impact the confidentiality, availability or integrity of information assets, IT assets, products, services, or solutions. These incidents may include data breaches, intrusions, espionage, data privacy infringements, leakage of confidential or sensitive data, unauthorized or accidental modification of data and general malfeasance.

During 2021, Ericsson has undergone a company-wide upgrade of its cybersecurity capability to enhance our cybersecurity capabilities, governance and organization. The upgraded cybersecurity capabilities regularly manage cybersecurity incidents and vulnerabilities.

Ericsson utilized third-parties to a large extent to whom the Company has outsourced significant aspects of Ericsson’s IT infrastructure, product development, services, hardware, software, finance and HR operations. Events or incidents that are caused as a result of vulnerabilities in their operations or products supplied to us could have a material adverse effect upon Ericsson, Ericsson’s business, financial performance, reputation and brand, potentially slowing operations, leaking valuable intellectual property, personal data or other sensitive information or damaging Ericsson’s products that have been installed in the Company’s customers’ networks.

It is possible that a cybersecurity incident in Ericsson’s operations or supply chain could have an adverse impact on the integrity of solutions or services provided by Ericsson as well as Ericsson’s ability to comply with legal, regulatory or contractual requirements. These incidents may include tampering with components, the inclusion of backdoors or implants, the unintentional inclusion of vulnerabilities in components or software, and cybersecurity incidents which prevent a supplier from being able to fulfil commitments to Ericsson.

Any cybersecurity incident including unintended use, misconfiguration, or unintended actions, involving Ericsson’s operations, supply chain, product development, services, third-party providers or installed product base, could cause severe harm to Ericsson and could have a material adverse effect on Ericsson’s business, financial performance, customer and vendor relationships, reputation and brand, and may introduce the possibility of litigation or regulatory investigations or actions.

Ericsson’s network systems and storage and other business applications, and the systems, storage and other business applications maintained by the Company’s third-party providers, have been in the past, and may be in the future, subject to cyber intrusions, including attempts to gain unauthorized access, breach, malfeasance or other system disruptions. In some cases, such incidents are difficult to anticipate or to detect immediately and the damage caused thereby.

If an actual or perceived breach of security occurs in Ericsson’s network or any of its third-party providers’ networks, Ericsson could incur significant costs and the Company’s reputation could be harmed. While Ericsson works to safeguard Ericsson’s internal network systems and assess and validate the security of the Company’s third-party providers to mitigate these potential risks, including through information security policies and employee awareness and training, there is no assurance that such actions will be sufficient to prevent cyber attacks or security breaches.

4.2 The presence of vulnerabilities in Ericsson’s products, services or operations, may not be detected during product development and operations, and may be leveraged by a threat actor to cause material harm to Ericsson or Ericsson’s customers.

Vulnerabilities in Ericsson’s products, solutions or services not detected and treated during product development or solution delivery may be exploited by a threat actor to cause harm to Ericsson’s customers, end-users or Ericsson. Vulnerabilities could be brought in through different stages of the product life cycle. In some situations, it may be hard to detect these vulnerabilities due to their location, or due to the fact that they are unknown vulnerabilities, often referred to as “zero-day vulnerabilities”. As almost any modern software can contain open source and third-party components, so does software in networks, unmitigated security exposures can put Ericsson customers at varying levels of risk and expose Ericsson to liabilities or loss of business.

4.3 Identities may be compromised, either from the misuse of Ericsson’s identities or accounts, leading to material damage to Ericsson’s products, services or brand.

Identities in Ericsson may be misused or compromised. Due to the nature of Ericsson’s business, authorized parties undertaking normal account activities can be difficult to differentiate from a threat actor’s use of a compromised identity or credential. Ericsson’s identity and access management routines are required to access Ericsson’s customer’s networks, and any limitation of this capability would impact Ericsson’s ability to offer services and products to Ericsson’s customers, which could have a material adverse effect upon Ericsson’s reputation and it’s business as a whole.

4.4 Threat actors may target specific employees, or other members of Ericsson’s workforce, through technological and non-technological means.

Recent trends have shown that there is a willingness to target end users, rather than the entire enterprises. This has manifested itself in the rise of threats such as ransomware, phishing, spear phishing, spoofing and other extortion methods. With a diverse workforce of approximately 100,000 employees, Ericsson is susceptible to risks of disruption or information loss resulting from large scale attacks towards Ericsson’s employees, or society at large. This could have a material adverse effect on the Customer’s business, financial condition, reputation and brand.

4.5 Insiders may steal or monitor information or disrupt networks related to Ericsson or its customers, through technological or non-technological means.

To gain strategic access or to steal specific information competitors or governments may induce insiders or recruit employees who sells information or services for personal gain. Several organizations and institutes report an increase of the insider threat over the last years. Any insider incident could cause severe harm to Ericsson and could have a material adverse effect on Ericsson’s business, financial performance, customer and vendor relationships, reputation and bran, and may introduce the possibility of litigation or regulatory investigations or actions.

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5 Environmental, social and governance risk

5.1 Failure to comply with environmental, occupational health and safety regulations in many jurisdictions may expose us to significant penalties and other sanctions.

Ericsson is subject to certain environmental, occupational health and safety laws and regulations that affect Ericsson’s operations, facilities, products and services in each of the jurisdictions in which the Company operates. While Ericsson works actively to ensure compliance with laws, regulations and customer requirements related to the environment, health, and safety (including without limitation occupational health and safety) that apply to the Company, Ericsson can provide no assurance that the Company has been, are, or will continue to be compliant with these laws, regulations and requirements. If Ericsson has failed or fails to comply with these laws, regulations and requirements the Company could be subject to significant penalties and other sanctions that could have a material adverse effect on Ericsson’s business, operating results, financial condition, reputation and brand. Additionally, there is a risk that Ericsson may have to incur expenditures to cover environmental, occupational health and safety-liabilities to maintain compliance with current or future applicable laws and regulations or to undertake any necessary remediation. It is difficult to reasonably estimate the future impact of environmental matters, such as climate change and extreme weather events, including potential liabilities. Adverse future events, regulations, or judgments could have a significant adverse effect on Ericsson’s business, operating results, financial condition, reputation and brand.

5.2 Ericsson may fail to comply with Ericsson’s environmental, social and governance standards, which could negatively affect the Company’s business, operating results, financial condition, reputation and brand.

The Company is subject to environmental, social and governance laws and regulations as well as sustainability and corporate responsibility requirements and expect such regulations to increase as governments impose new rules. These rules have a high focus on anti-corruption. To ensure that Ericsson’s operations are conducted in accordance with applicable laws and requirements, Ericsson’s management system includes a Code of Business Ethics, a Code of Conduct for Business Partners and a Sustainability Policy, as well as other Group Policies and Directives to govern the Company’s processes and operations.

Ericsson is committed to the UN Global Compact ten principles, the UN Guiding Principles on Business and Human Rights and principles of the World Economic Forum’s Partnering Against Corruption Initiative. However, Ericsson cannot fully prevent unintended or unlawful violation of Ericsson’s Code of Business Ethics, corruption, fraud, embezzlement, misuse of the Company’s technology leading to potential human right breaches or violations of anti-trust legislation, trade restrictions and international sanctions or Ericsson’s Code of Conduct for Business Partners in Ericsson or in the supply chain.

There is also an increased demand from external stakeholders, for example non-governmental organizations and investors, on transparency about sustainability and corporate responsibility issues that might be difficult to fulfill. If we fail to adequately meet these expectations, our business may be adversely affected.

Climate change and the potential resulting environmental impact may also result in new environmental, health and safety laws and regulations that may affect us, our suppliers, and our customers. Such laws or regulations could cause us to incur additional direct costs for compliance, including costs associated with changes to manufacturing processes, or costs associated with the procurement of raw materials and components used in our products, as well as increased indirect costs resulting from our customers, suppliers or both incurring additional costs that are passed on to us. These costs may adversely impact our results of operations and financial condition. In addition, climate change could cause severe weather events, such as droughts, heat waves, wildfires, storms, and flooding, to occur more frequently or with greater intensity, as well as chronic changes in temperatures and rising sea levels, which could pose physical risks to our manufacturing facilities or our suppliers’ facilities, cause disruptions in our upstream and downstream logistic flows, and consequently increase operating costs and/or cause business interruptions.

While the Company attempts to monitor and audit internally and externally Ericsson’s compliance with the policies and directives as well as the Company’s suppliers’ adherence to Ericsson’s Code of Conduct for Business Partners and strive for continuous improvements, Ericsson cannot provide any assurances that violations will not occur which could have material adverse effects on Ericsson’s business, operating results, financial condition, reputation, and brand.

5.3 Potential health risks related to radiofrequency electro-magnetic fields may subject us to various product liability claims and result in regulatory changes.

The mobile telecommunications industry is subject to claims that mobile devices and other equipment that generate radiofrequency electromagnetic fields may expose individuals to health risks. At present, a substantial number of scientific reviews conducted by various independent research bodies have concluded that radiofrequency electromagnetic fields, when used at levels within the limits prescribed by public health authority safety standards and recommendations, cause no adverse effects to human health. However, any perceived risk or new scientific findings of adverse health effects from mobile communication devices and equipment could adversely affect us through a reduction in sales or through liability claims. Although Ericsson’s products are designed to comply with currently applicable safety standards and regulations regarding radio frequency electromagnetic fields, the Company cannot guarantee that Ericsson will not become the subject of product liability claims. We also cannot guarantee that the Company will not be held liable for such claims or be required to comply with future changed regulatory requirements. Ericsson’s business may in addition be affected by regulatory or other restrictions imposed on the Company’s customers use of radio equipment that may have a material adverse effect on our business, operating results, financial condition, reputation and brand. Ericsson could in addition

5.4 Regulations related to “conflict minerals” may cause us to incur additional expenses, and may make our supply chain demands more complex.

In 2012, the US Securities and Exchange Commission (SEC) adopted a rule requiring disclosures of specified minerals (“conflict minerals”) that are necessary to the functionality or production of products manufactured or contracted to be manufactured by companies that file periodic reports with the SEC, whether or not these products or their components are manufactured by third-parties. While Ericsson believes that the Company is able to fulfill these requirements without materially affecting our costs or access to materials Ericsson can provide no assurance that there will not be material costs associated with complying with the disclosure requirements. These requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of certain of our products, which may have a material adverse effect on our business. In addition, since our supply chain is complex, the Company may not be able to sufficiently verify the origins for these minerals contained in our products through the due diligence procedures that Ericsson implements, which may harm our reputation and our business. Ericsson may also encounter challenges if customers put more emphasis on the idea that all of the Ericsson’s product components be certified as “conflict-free”.

61	Ericsson | Fourth quarter and full-year report 2021	Updated version of 2020 Annual Report risk factors